Form 10-K, Exhibit 13
period 1993-12-31
PACIFIC SCIENTIFIC CO
filed 1994-03-28
CIK 75608

ELECTRICAL EQUIPMENT                                              Exhibit 13


MOTORS AND CONTROLS
Nearly every machine needs a motor.                     [graph]

The powerful combination of silicon "brains" and machine "brawn" is enabling society, business and government to assign to machines more and more tasks of ever-increasing sophistication and precision.

                                        Variable speed motors are supplied to
            [PHOTO 1]                           the leading manufacturers of
    Photo courtesy of Unisen Inc.               treadmills that require
                                                consistent quiet performance,
                                                stable speed with varying loads
                                                and low maintenance.

            [PHOTO 2]
                                        Multiple brushless DC servo motors and
                                         stepping motors are precisely
                                         controlled to provide feeding,
                                         cutting, folding, sealing and
                                         cartoning in food and other packaging
                                         equipment.

    Most machines, and all automated machines, are motor-driven. Pacific Scientific motors and controls are used to make or move products as little as bite-sized pieces of chocolate and as large as rotating cement kilns. They are used in manufacturing, packaging, shipping, sorting and vending.
    Pacific Scientific motors are made for single-motor applications like soft-drink machines, and for multiple-motor applications such as high-speed packaging machines, where the motion of many motors is precisely controlled with a tiny fiber-optic strand. Some motors are pocket-sized and some weigh in at nearly two tons. They are made for precision in tiny fractional horsepowers, and for maximum muscle up to 600 horsepower.
    But you seldom see one. When you use a treadmill at your health club to work up a sweat for aerobic health, you don't see the Pacific Scientific motor. Nor do workers at the post office see the Pacific Scientific motors that drive the automated letter-sorting machines the U.S. Postal Service has installed to get your mail to you faster.




         [PHOTO 1]                     STEPPING MOTORS HIGH-TORQUE
                                       CHARACTERISTICS ALLOW THE REDUCTION OF
                                       MECHANICAL COMPONENTS NEEDED TO CONTROL
                                       THE SELECTION AND DELIVERY OF PRODUCTS
                                       IN MODERN VENDING MACHINES.

         [PHOTO 2]                  BRUSHLESS DC SERVOMOTORS ARE PROGRAMMED
     Photo courtesy of              TO METER THE PAINT DELIVERED AND PROVIDE
    Saturn Corporation              PRECISE VERTICAL, HORIZONTAL AND PIVOT
                                    MOVEMENT TO CONTROL SPRAY GUNS USED IN THE
                                    PAINTING OF NEW AUTOMOBILES.

    When you buy a new car, you may admire the paint job, but you won't see "painted by Pacific Scientific motors" printed on the sticker. When you turn on the tap, water may be flowing through plastic pipe made by machines that are powered by our motors. For thousands of wire products -- from paper clips and coat hangers to the wire which carries your electricity and cable TV -- we make the motors that go on the wire-making machines. Our motors provide the power that wrap your candy, crackers, cookies, frozen food and many other items. They power the machines that print the ubiquitous bar code labels. They drive floor-cleaning equipment and the printers and plotters connected to your computers. You may be using efficient and reliable Pacific Scientific motors every day, but because you can't see them, you may never know they're there.

PRODUCTS FOR ELECTRIC UTILITIES
Conserving power and reducing expenses.

                                    [PHOTO 3]
                    Photo courtesy of Cincinnati Milacron Inc.

                                       VARIABLE SPEED BRUSHLESS DC MOTORS AND
                                       DRIVES ON EXTRUSION AND INJECTION
                                       EQUIPMENT RESULT IN UP TO 75% ENERGY
                                       SAVINGS AND MORE PRECISE PROCESS CONTROL.

Have you ever experienced a power outage? If power was restored quickly, chances are that a power line fault indicator helped identify the fault location. Pacific Scientific designs and manufacturers a broad line of fault indicators as well as distribution automation sensors, load-management devices and metering equipment -- all products that help get power where it is most needed, when it is most needed. Our products are found high on a pole, in underground vaults, or in a bank of other electrical equipment. They're generally out of sight. Pacific Scientific's distribution products mean greater efficiency of power distribution for utilities worldwide, the results of which we see in benefits to our environment and to our pocketbooks in reduced monthly electric bills.

    Did you ever wonder how your streetlights turn on at dusk? The probability is better than ever that any streetlight you see in North America is being controlled by a Pacific Scientific photocontrol (on at dusk -- off at dawn). These controls can frequently be spotted on the tops of streetlights.
    Applying utility technology to consumer uses was a focus of our product "re-engineering" program last year. These efforts have produced a new line of consumer and commercial lighting controls called "Minuteman"(TM), which have begun to appear in parking lots, on security lights, and on the shelves of local hardware and building supply stores. This adaptation of our lighting control products is proving to be a source of rapid growth within our electrical equipment business.


                                  BRUSHLESS DC SERVOMOTORS AND MULTI-AXIS
            [PHOTO 1]            CONTROLS PROVIDE FOOD MANUFACTURING COMPANIES
                                 WITH FLEXIBLE PACKAGING LINES THAT INCORPORATE
                                 ELECTRONIC CHANGEOVER CAPABILITY. PREVIOUS
                                 SYSTEMS REQUIRED TIME-CONSUMING MECHANICAL
                                 RETOOLING.




            [PHOTO 2]
Photo courtesy of Caterpillar Inc.
                                        EQUIPMENT MANUFACTURERS, USING
                                         HYDRAULIC SYSTEMS, SAMPLE THE OIL TO
                                         DETECT PARTICLES WHICH COULD SIGNAL
                                         THE REQUIREMENT FOR MAINTENANCE WHICH
                                         WILL PREVENT LATER PROBLEMS IN THE
                                         FIELD.




PARTICLE MONITORING
FROM WAFER TO WATER.

Customers buy Pacific Scientific particle-counting instruments for three reasons: to improve manufacturing processes, to avoid interruptions and to comply with regulations.
    Process improvement increases yield and productivity of semiconductor manufacturing, where particle detectors are placed into vacuum chambers in which silicon wafers are fabricated. The detector indicates the presence of very tiny contaminants that can destroy some or all of the final products. Particle-monitoring instruments also reveal contaminants in clean-room air and in various liquids, solids and gases used in semiconductor manufacturing.
    Avoidance of interruptions is important to the users of expensive equipment. Pacific Scientific instruments detect particles in hydraulic and lubricating fluids used in heavy equipment such as earthmoving and mining machinery, aircraft and ships, automated factory equipment and electric generators. By analyzing the contamination data provided by the particle counter, the equipment user can decide when to perform necessary maintenance and thereby avoid mechanical breakdown. Pacific Scientific instruments are often found in quality control laboratories, in production and repair areas, and now, with a new line of portable instruments, in the field.


                               QUALITY OUTDOOR LIGHTING CONTROLS, PREVIOUSLY
                                       SOLD ONLY TO ELECTRIC UTILITIES FOR
        [PHOTO 1]                       STREETLIGHTING, HAVE BEEN ADAPTED TO THE
                                       BROADER MARKET INCLUDING INDUSTRIAL,
                                       COMMERCIAL AND RESIDENTIAL APPLICATIONS.

                                       REGULATIONS REQUIRE SAFE DRINKING WATER.
                                  PARTICLE MONITORS MEASURE THE EFFICIENCY OF
        [PHOTO 2]                 FILTERING SYSTEMS THAT REMOVE PARTICLES TO
                                  WHICH BACTERIA CAN ATTACH AND EFFECT PUBLIC
                                  HEALTH.

                                       MANUFACTURING OF INTEGRATED CIRCUITS
                                REQUIRES AN ULTRA CLEAN PROCESS. THE COMPANY'S
        [PHOTO 3]               INSTRUMENTS DETECT PARTICLES WITHIN THE SILICON
                                SUBSTRATE, THE VACUUM PRODUCTION EQUIPMENT,
                                PROCESS FLUIDS AND GASES AND CLEAN-ROOM AIR.



    Helping customers comply with regulations is another important area for Pacific Scientific particle instruments. Pharmaceutical companies must adhere to strict government standards of purity in manufacturing their products, especially intravenous fluids. Municipal water facilities must test drinking water to make sure it meets regulatory requirements. In these and other growing markets, Pacific Scientific instruments provide both on-line and laboratory testing for contaminants that are too small to be seen but can cause great harm.
                                                                   [graph]

FIRE DETECTION AND SUPPRESSION
New market opportunities.

Pacific Scientific is a recognized leader in fire-suppression systems used in aircraft engines and cargo compartments. Hidden within the body of almost every aircraft you board is a Pacific Scientific fire-suppression system. A new lightweight titanium version, recently developed for the Boeing 777 aircraft, will begin to generate revenue in 1995. Airline operators depend on Pacific Scientific for routine maintenance and recertification of the fire-suppression components in their planes. This recertification improves the reliability of these systems and consequently the safety of passengers.

                                   CITY BUSES ARE CONVERTING TO CLEAN-BURNING
                             ALTERNATIVE FUELS TO HELP KEEP AIR CLEAN IN
        [photo 1]            METROPOLITAN AREAS. SAFETY OF PASSENGERS IS
                             PROTECTED WITH THE COMPANY'S GAS-DETECTION,
                             FIRE-DETECTION AND FIRE-SUPPRESSION SYSTEMS.

    Many lives have been saved in military combat vehicles as a result of the fire-detection and -suppression equipment developed and manufactured by Pacific Scientific. These systems proved to be highly effective during the Gulf War. Many countries are currently producing and upgrading military vehicles, and we are actively selling them these safety systems.

                                 OIL RECOVERY IS AIDED BY PROVIDING ADDITIONAL
        [photo 2]            INLETS IN EXISTING WELL CASINGS.  THE COMPANY'S
                             HIGHLY RELIABLE PYROTECHNIC DEVICES HELP TO SAFELY
                             ACCOMPLISH THIS TASK.

    Mass transit vehicles are another market for this unique technology. Buses that run on new clean-burning alternative fuels are being ordered to promote cleaner air in our cities. Many of these buses will be equipped with Pacific Scientific gas-detection, fire-detection and fire-suppression systems to protect you from potential injury caused by the use of these new, more volatile fuels.
    High-speed trains with experimental magnetic levitation technology, which are being developed in Japan and elsewhere, incorporate Pacific Scientific patented thermocouple wire. This wire is used to detect excessive temperatures in critical areas, protecting the passengers and the vehicles.

                                   [PHOTO 1]
                 Photo courtesy of Boeing Commercial Airplanes

   THE 777 WILL USE THE COMPANY'S FIRE EXTINGUISHING SYSTEM FOR ITS ENGINES AND AUXILIARY POWER UNITS. ALSO INCORPORATED IS A PNEUMATIC POWER SUPPLY FOR EMERGENCY DOOR OPERATION. MANY AIRLINES SPECIFY THE USE OF THE COMPANY'S CREW AND PASSENGER RESTRAINTS. FOR OTHER AIRCRAFT, THE COMPANY SUPPLIES ELECTRIC GENERATORS, REGULATORS AND ELECTRICAL ANTI-ICING EQUIPMENT.


RESTRAINTS
A special capability.

Although you are only beginning to see our lap belts in the passenger compartments of aircraft, Pacific Scientific has always been the major supplier of sophisticated restraints to the crews of both commercial and military aircraft. Now these highly reliable products are entering the entertainment market, for use in such settings as virtual-reality theaters and amusement park rides.

PYROTECHNICS
Mechanical work from chemical energy.

When system requirements demand that mechanical functions be performed rapidly by small, lightweight components, then Pacific Scientific pyrotechnic products are the answer. These products, which utilize stored chemical energy, provide high reliability to our customers in the space, electric utility, oil well and aircraft industries.
    Electric utility companies rely on the fast reaction times of our products to open switches in their high-voltage circuit breakers. In its oil recovery operations, the oil well industry depends on our detonators to function with exceptionally high reliability when exposed to the extremely high temperatures and pressures found miles beneath the earth.
    NASA and satellite manufacturers demand that Pacific Scientific's safety and release mechanisms function precisely -- on the ground and in the inhospitable environment of deep space -- to burn off excessive hydrogen on the launchpad and to release cargo or deploy solar arrays once orbit has been achieved.
    Commercial and military aerospace customers rely upon our pyrotechnic products to activate their aircraft safety systems, actuate their missile flight controls and initiate their motor sequencing.

                                   [PHOTO 2]
                              Photo courtesy of
              Railway Technical Research Institute, Tokyo, Japan

                                    THERMOCOUPLE WIRE, PATENTED BY THE COMPANY,
                                 DETECTS FIRE AND OVERHEATING TO PROTECT
                                 PASSENGERS ON JAPAN RAILWAY'S EXPERIMENTAL
                                 MAGLEV HIGH SPEED TRAIN.


                                   [PHOTO 3]
                    Photo courtesy of Iwerks Entertainment

                 HIGHLY RELIABLE AIRCRAFT SAFETY TECHNOLOGY IS BEING APPLIED IN
                      AMUSEMENT PARK ATTRACTIONS, FEATURING SIMULATOR RIDES. THESE RIDES PROVIDE BOTH A VISUAL AND PHYSICAL SENSATION TO ENHANCE THE OVERALL EXPERIENCE.

MANAGEMENT'S DISCUSSION AND ANALYSIS


RESULTS OF OPERATIONS
The financial results for 1993 improved substantially over those for 1992, as the Company continued to focus on quality, customer service, competitiveness and cost efficiency in both its segments -- Electrical Equipment and Safety Equipment. The accompanying graph shows a five-year history of the Company's sales for each of these segments, adjusted to eliminate product lines or businesses sold.
    Sales in 1993 ($195.6 million) increased 13% from the prior year. This amount includes $18.9 million from acquisitions occurring during the year. Without acquisitions, sales would have been up 2%. Sales in the Electrical Equipment segment were up 12% in 1993, and sales in the Safety Equipment segment were up 15%. Without acquisitions, Electrical Equipment sales would have risen 6%, and Safety Equipment sales would have fallen 4%. Although reductions are expected in the delivery of new commercial aircraft and in U.S. defense spending during the coming year, the Company expects sales of its Safety Equipment segment to remain steady in 1994. The Company is continuing its efforts to expand the markets served and to increase the maintenance parts, service and repair portions of the Safety Equipment business. Total sales of the Company in 1993, 1992 and 1991 are not directly comparable as a consequence of acquisitions in 1993 and the sale of a division in 1991. The revenue of the divested division was $7.6 million in 1991. Sales made outside the U.S. were 18% of total sales in 1993, compared with 17% and 14% in 1992 and 1991, respectively. It is the Company's objective to realize more than 20% of its sales outside the U.S. Sales under U.S. defense contracts, either as a prime contractor or subcontractor, decreased to 19% of total sales in 1993 from 22% and 25% in 1992 and 1991, respectively.
    The order backlog at the end of 1993 was $92 million as compared to $78 million and $79 million at the end of 1992 and 1991, respectively. The Company continues to obtain large orders in competitive situations, because of its demonstrated ability to rapidly produce and deliver quality products at low prices.
    Gross profit margins, as a percentage of sales, are as follows for the past three years:

                                       1993          1992          1991
                                       ----          ----          ----
Gross profit margin                    30.7%         30.7%         29.1%

Excluding the Fisher Pierce Division, which is part of the Electrical Equipment segment, the Company's gross margins would have been 32.2% in 1993 and 31.6% in 1992. Improvements in gross profit margin, excluding Fisher Pierce, are attributable to continuing improvements in productivity, reduction in manufacturing costs and a "right-sizing" of each operation within the Company. The underperformance by Fisher Pierce in 1993 resulted in that division's losing $0.30 per share. The Company anticipates that Fisher Pierce can break even or make a small profit in 1994. The automated manufacturing equipment installed in 1992 and 1993 is beginning to produce at expected levels and the division's management has been stabilized. The long-range outlook for Fisher Pierce is excellent, as market share is again on the rise, owing to a new product line and lower prices achieved by low-cost manufacturing techniques.
    As reported in previous years, the Company learned in 1991 that it did not comply with all U.S. military testing and certification requirements for certain of its inertia reels used in military aircraft since the 1950s. This occurred because the Company had believed that it was supplying a completely proprietary product and, therefore, was not subject to such certification requirements. As a result, the delivery of certain inertia reels for the U.S. Air Force has been suspended since mid-1991. Similar products, however, are being purchased by the U.S. Navy under a waiver. Although the testing and recertification program has taken



               [Two Graphs located at the left side of the page] much more time than originally expected, the Company believes the product will be requalified. The suspension of inertia reel deliveries reduced 1993 and 1992 sales by $0.5 million to $1.0 million per year. Since 1991, the Safety Equipment segment has incurred annual expenses of approximately $0.5 million for testing and related procedures associated with obtaining recertification and meeting other requirements of the U.S. military authorities.
    Selling and marketing expenses, as a percentage of sales, are as follows for the past three years:

                                                     1993         1992          1991
                                                     ----         -----         -----
Selling and marketing expenses                       9.9%         10.2%         10.2%

Selling and marketing expenses, as percentage of sales, declined in 1993, owing to more efficient use of the Company's resources. It is the Company's objective to fully understand the customer's needs and to meet those needs with a high-quality product, a competitive price and a rapid and on-schedule delivery. The Company uses direct salesmen, licensed representatives and distributors to sell its products. Some products are "private branded" for distribution by others. Direct salesmen are employed in both the U.S. and Europe; the trend is toward direct selling where this practice can be economically justified.
    General and administrative expenses, as a percentage of sales, are as follows for the past three years:

                                                     1993         1992          1991
                                                    -----         -----         -----
General and administrative expenses                 10.6%         10.6%         11.1%

General and administrative expenses, as a percentage of sales, were the same in 1993 as in the preceding year. Included in these expenses is the amortization of assets such as patents, excess of cost over net assets of acquired businesses, trademarks and other intangibles, in the amount of $1.7 million, $1.3 million and $1.2 million in 1993, 1992 and 1991, respectively. Excluding these noncash amortization expenses, general and administrative expenses, as percentage of sales, would have been 9.7%, 9.9% and 10.4% for 1993, 1992 and 1991, respectively. The decline in the percentage is due to effective expense control and economies of scale which spread corporate expense over a larger sales base.
    Research and development expenses, as a percentage of sales, are as follows for the past three years:

                                                     1993          1992          1991
                                                     ----          ----          ----
Research and development expenses                    4.4%          4.8%          4.9%

Total spending on research and development was higher in 1993 than in 1992. However, the percentage of R&D expenses declined because sales increased faster than R&D expenditures. Spending for research and development rose during 1993 in the Electrical Equipment segment, but it declined in the Safety Equipment segment. Research and development expenses amounted to 5.2% of sales in Electrical Equipment and 2.9% of sales in Safety Equipment. The ratio of research and development expenses to sales is believed to be at the high end of the range for this expense at similar companies for similar product lines. The Company invests heavily in R&D because it intends to remain a leader in the technologies in which it competes. An estimated 25% and 50% of current annual sales are from products developed in the past three and five years, respectively. Revenues from R&D efforts funded by others are included in net sales in the accompanying financial statements, and the related expenses are included in cost of sales.


                          [Two Graphs located at the
                            right side of the page]

    In 1991, the Company had a pre-tax gain of $9.2 million on the sale of its smallest division (Belfab). The Company sold the division as a strategic divestiture. This division did not produce proprietary products, as do all other operations of the Company. No product lines were sold in 1993 or 1992.
    Net interest expense for the past three years is as follows:

(In millions)                                        1993          1992          1991
                                                     ----          ----          ----
Net interest expense                                 $1.9          $1.9          $3.0

The decline in net interest expense over these years is due to lower levels of average net borrowings in 1992 and 1991 and lower effective interest rates in all years. Average rates on short-term borrowings at the end of 1993, 1992 and 1991 were 4.3%, 4.7% and 6.8%, respectively.
    The effective income tax rate, as a percentage of pretax income, is as follows for the past three years:

                                                     1993          1992          1991
                                                     ----          ----          ----
Effective income tax rate                            35%           33%           33%

The effective tax rates were favorably impacted by the recognition of tax loss carryovers and from a favorable settlement in 1993 and 1991 of certain items questioned by the Internal Revenue Service in connection with a now-completed examination of the Company's federal tax returns for 1986, 1987 and 1988.
    As further described in Note 4 to the financial statements, in 1993 the Company adopted a newly issued accounting standard which changed the Company's previous method of accounting for income taxes. This change resulted in a nonrecurring benefit of $1.1 million. The Company estimates that its effective tax rate in 1994 will be approximately 39% -- the result of the adoption of this standard, an increase in the federal tax rate from 34% to 35%, and the exhaustion of tax credits and certain loss carryforwards used by the Company in 1993 and prior years.
    Pacific Scientific had 1,597 employees at the end of 1993. Over the past three years, sales per employee (based on the average number of employees, including part time employees) have been as follows:

                                                   1993          1992          1991
                                                 --------      --------      --------
Sales per employee                               $126,500      $125,800      $112,600

Sales per employee in 1993 increased only slightly because of the acquisition of a labor-intensive motor-winding operation in Mexico. Previously, the Company had subcontracted the winding of motors. With the Mexican operation excluded, sales per employee increased to $130,900 per year.



                          [Two Graphs located on the
                            left side of the page]

LIQUIDITY AND CAPITAL RESOURCES
The balance sheet of the Company remained strong at the end of 1993. The current ratio of the Company has improved, as shown in the following table:

(In millions)                                                 1993          1992          1991
                                                             ------        ------         -----
Current Assets                                                $79.7         $69.4         $69.0
Current Liabilities                                           $31.1         $27.7         $27.7
Working Capital                                               $48.6         $41.7         $41.3
Current Ratio                                                   2.6           2.5           2.5

The Company's experience in collecting bills from customers has improved. At the end of 1993, average collections of accounts receivable were 59 days, compared to 63 days in 1992.
    Inventories were $33.5 million at the end of 1993, compared to $26.3 million at the end of 1992. Of this $7.2 million increase, $4.4 million represented inventory at the three companies acquired in 1993. Inventory turns were 4.5 times per year at the end of 1993, compared to 4.8 at the end of 1992. Part of the decline in inventory turns stems from the Company's decision to stockpile Halon, a gas used in the Company's fire-suppression systems.
    The Company is continuing environmental remediation at one of its former plant sites and has been designated as potentially responsible, along with other companies, for certain other waste disposal sites. The Company establishes reserves for such costs as are probable and reasonably estimatable, and believes that the ultimate liability incurred will not have a material adverse effect on the financial position of the Company.
    At the end of 1993, the Company had cash and short-term investments of $4.0 million, plus $6.1 million of restricted cash representing the proceeds of Industrial Revenue Bonds that the Company had issued in 1989 in anticipation of building a new manufacturing facility. Total debt at the end of 1993 -- including both short- and long-term bank debt, convertible subordinated debt and Industrial Revenue Bonds --totaled $49.7 million, for a debt-less-cash balance of $39.6 million. The ratio of long-term debt to capitalization increased to 35% at the end of 1993, as compared to 28% and 32% at the end of 1992 and 1991, respectively, as a result of the acquisitions during 1993.
    The Company continued to invest in plant and equipment in 1993 as part of its drive to improve productivity and make its products more competitive. During 1993, 1992 and 1991, the Company invested $7.6 million, $7.8 million and $7.5 million, respectively. Total depreciation of property and equipment and amortization of other assets was $10.5 million in 1993 and $8.9 million in both 1992 and 1991.
    In 1992, the Company called all the remaining outstanding shares of its preferred stock at $10 per share. During 1991, the Company repurchased, in the market, 151,000 shares of its outstanding preferred shares at an average price of $9.41 per share.
    At the end of 1993, the Company had unused lines of credit of $21.4 million. The Company believes that internally generated funds will be sufficient to finance operations, fund planned capital expenditures, pay interest and dividends, and further reduce debt.

                          [Two graphs located on the
                           right side of the page]

MANAGEMENT'S REPORT


The responsibility for the integrity and objectivity of the financial data contained in this annual report rests with the Company's management. The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, and reflect management's best judgments and estimates.
    The Company maintains a system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded against loss or unauthorized use, and that the financial records are adequate and can be relied upon to produce financial statements in accordance with generally accepted accounting principles. The system of internal controls consists, in part, of organizational arrangements with clearly defined lines of responsibility and delegation of authority to well trained and qualified people. We believe this structure provides reasonable assurance that transactions are executed in accordance with management's authorization. An important element of the control environment is an ongoing internal audit program.
    To assure the effective administration of a system of internal accounting controls, we disseminate written policies and procedures and develop an environment conducive to the effective functioning of internal controls. These policies and procedures are structured in such a manner as to foster the highest ethical standards in the conduct of the Company's business affairs, and to comply with all laws.
    The annual audit by the independent auditors provides an objective, independent review of management's discharge of its responsibilities as they relate to the fairness of reported operating results and financial condition. The auditors obtain and maintain an understanding of the Company's accounting and financial controls and conduct such tests and related procedures as they deem necessary.
    The Company has an Audit Committee of the Board of Directors, which is composed solely of outside directors. The Audit Committee meets periodically and privately with the independent accountants, the internal auditors and the Company management to review accounting and financial reporting practices, the work of the independent and internal auditors and the structure and effectiveness of the system of internal accounting controls.




Edgar S. Brower                           Richard V. Plat
Chairman, President                       Senior Vice President
and Chief Executive Officer               and Chief Financial Officer

FIVE-YEAR FINANCIAL SUMMARY
(In thousands except ratios, per share and employee data)


PACIFIC SCIENTIFIC COMPANY AND SUBSIDIARIES

For the Fiscal Years Ended December 31, 1993,
December 25, 1992, December 27, 1991,
December 28, 1990 and December 29, 1989                         1993           1992           1991           1990          1989
                                                           ---------      ---------      ---------      ---------     ---------
OPERATIONS DATA
Net sales                                                   $195,553       $172,649       $172,970       $183,906      $169,599
Depreciation and amortization                                 10,535          8,881          8,912          7,821         7,622
Operating income:
   Before sale of product lines/division                      11,403          8,697          5,042          2,994         5,254
   From sale of product lines/division                            --             --          9,225          1,293         1,906
                                                            --------       --------       --------       --------      --------
      Total                                                   11,403          8,697         14,267          4,287         7,160
Net income                                                     8,295          5,397          8,043          1,464         4,367

PER COMMON SHARE
Net sales                                                 $    36.23     $    32.33     $    32.42     $    33.40    $    30.42
Income before extraordinary gain                                1.33           1.00           1.46            .20           .56
Accounting Change/Extraordinary gain                             .20             --             --             --           .18
                                                            --------       --------       --------       --------      --------
Net income                                                      1.53           1.00           1.46            .20           .74
Dividends                                                        .12            .12            .03             --            --
Book value                                                     15.00          13.55          12.65          11.19         10.91

BALANCE SHEET DATA
Total assets                                                $161,257       $134,567       $135,944       $143,364      $149,167
                                                            --------       --------       --------       --------      --------
Net property                                                  31,450         28,578         28,920         31,302        29,916
Long-term debt                                                44,106         27,981         32,856         39,031        37,606
Stockholders' equity                                          80,956         72,359         69,475         63,111        64,150

OTHER DATA
Working capital ratio                                            2.6            2.5            2.5            2.2           2.1
Long-term debt-to-capitalization                                 35%            28%            32%            38%           37%
Employees at year-end                                          1,597          1,362          1,382          1,588         1,810
Net sales per employee                                      $126,500       $125,800       $112,600       $101,000     $  92,000
Sales backlog at year-end                                     91,774         77,740         78,749         91,608        97,973
Capital expenditures                                           7,607          7,777          7,509          8,534        11,713

COMMON STOCK PRICE (NYSE)
High                                                          $23.88         $15.63         $12.50         $16.38        $18.50
Low                                                            12.13           9.25           7.25           7.38          9.75
Close at year-end                                              22.13          15.63           9.38           8.00         15.13

(The above summary should be read in conjunction with the consolidated financial statements)

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of Pacific Scientific Company:

We have audited the accompanying consolidated balance sheets of Pacific Scientific Company and subsidiaries as of December 31, 1993, December 25, 1992 and December 27, 1991, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the fiscal years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Pacific Scientific Company and subsidiaries as of December 31, 1993, December 25, 1992 and December 27, 1991, and the results of their operations and their cash flows for each of the fiscal years then ended in conformity with generally accepted accounting principles.




Costa Mesa, California
February 3, 1994

CONSOLIDATED STATEMENTS OF OPERATIONS


PACIFIC SCIENTIFIC COMPANY AND SUBSIDIARIES

For the Fiscal Years Ended December 31, 1993,
December 25, 1992 and December 27, 1991                                                   1993             1992             1991
                                                                                  ------------     ------------     ------------
NET SALES                                                                         $195,553,000     $172,649,000     $172,970,000
COSTS AND EXPENSES
Cost of sales                                                                      135,487,000      119,702,000      122,704,000
Selling and marketing                                                               19,314,000       17,662,000       17,623,000
General and administrative                                                          20,765,000       18,353,000       19,155,000
Research and development                                                             8,584,000        8,235,000        8,446,000
Gain on sale of division                                                                    --               --       (9,225,000)
                                                                                  ------------     ------------     ------------
   Total costs and expenses                                                        184,150,000      163,952,000      158,703,000
                                                                                  ------------     ------------     ------------
OPERATING INCOME                                                                    11,403,000        8,697,000       14,267,000
                                                                                  ------------     ------------     ------------
OTHER EXPENSE
Interest expense - net                                                              (1,912,000)      (1,929,000)      (2,966,000)
Other income                                                                         1,715,000        1,319,000          759,000
                                                                                  ------------     ------------     ------------
   Net other expense                                                                  (197,000)        (610,000)      (2,207,000)
                                                                                  ------------     ------------     ------------
INCOME BEFORE INCOME TAXES AND CUMULATIVE
   EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE                                         11,206,000        8,087,000       12,060,000
INCOME TAXES                                                                        (3,971,000)      (2,690,000)      (4,017,000)
                                                                                  ------------     ------------     ------------
INCOME BEFORE CUMULATIVE EFFECT
   OF CHANGE IN ACCOUNTING PRINCIPLE                                                 7,235,000        5,397,000        8,043,000
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE                                  1,060,000               --               --
                                                                                  ------------     ------------     ------------
NET INCOME                                                                        $  8,295,000     $  5,397,000     $  8,043,000
                                                                                  ------------     ------------     ------------
NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE:
   BEFORE ACCOUNTING CHANGE                                                              $1.33            $1.00            $1.46
   ACCOUNTING CHANGE                                                                      0.20               --               --
                                                                                  ------------     ------------     ------------
TOTAL NET INCOME PER COMMON AND COMMON
   EQUIVALENT SHARE                                                                       1.53             1.00             1.46
                                                                                  ============     ============     ============

(See accompanying notes to consolidated financial statements)

CONSOLIDATED BALANCE SHEETS


PACIFIC SCIENTIFIC COMPANY AND SUBSIDIARIES

As of December 31, 1993,
December 25, 1992 and December 27, 1991                1993             1992           1991
                                                   ------------    ------------    ------------
ASSETS
CURRENT ASSETS
Cash                                               $  2,081,000    $  4,567,000    $  2,293,000
Short-term investments                                1,962,000       1,466,000       5,083,000
Trade receivables -- net                             36,666,000      33,448,000      28,442,000
Inventories                                          33,493,000      26,298,000      29,761,000
Deferred income taxes                                 3,733,000       2,560,000         935,000
Other current assets                                  1,797,000       1,063,000       2,528,000
                                                   ------------    ------------    ------------
    Total current assets                             79,732,000      69,402,000      69,042,000
NET PROPERTY                                         31,450,000      28,578,000      28,920,000
RESTRICTED CASH                                       6,092,000       6,099,000       6,106,000
NOTE RECEIVABLE                                       4,468,000       4,468,000       4,468,000
OTHER ASSETS -- NET                                  39,515,000      26,020,000      27,408,000
                                                   ------------    ------------    ------------
    Total assets                                   $161,257,000    $134,567,000    $135,944,000
                                                   ============    ============    ============
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term borrowings                              $  5,250,000    $  3,100,000    $  8,000,000
Accounts payable                                     14,426,000      12,985,000       9,855,000
Accrued employee compensation
 and benefits                                         4,859,000       3,909,000       3,856,000
Other current liabilities                             6,580,000       7,683,000       5,988,000
                                                   ------------    ------------    ------------
    Total current liabilities                        31,115,000      27,677,000      27,699,000
                                                   ------------    ------------    ------------
LONG-TERM DEBT                                       44,106,000      27,981,000      32,856,000
                                                   ------------    ------------    ------------
Accrued employee benefit plan liabilities             3,547,000       4,093,000       4,845,000
Deferred income taxes                                 1,533,000       2,457,000       1,069,000
                                                   ------------    ------------    ------------
STOCKHOLDERS' EQUITY
Preferred stock, $10 liquidation value                       --              --       1,990,000
Common stock, $1 par value                            5,398,000       5,340,000       5,335,000
Additional paid-in capital                            4,791,000       3,904,000       3,749,000
Retained earnings                                    70,767,000      63,115,000      58,401,000
                                                   ------------    ------------    ------------
    Total stockholders' equity                       80,956,000      72,359,000      69,475,000
                                                   ------------    ------------    ------------
    Total liabilities and stockholders' equity     $161,257,000    $134,567,000    $135,944,000
                                                   ============    ============    ============


(See accompanying notes to consolidated financial statements)

CONSOLIDATED STATEMENTS OF CASH FLOWS


PACIFIC SCIENTIFIC COMPANY AND SUBSIDIARIES

For the Fiscal Years Ended December 31, 1993,
December 25, 1992 and December 27, 1991                                     1993             1992              1991
                                                                        ------------     ------------      ------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                              $  8,295,000     $  5,397,000      $  8,043,000
Depreciation and amortization                                             10,535,000        8,881,000         8,912,000
Deferred income taxes                                                       (457,000)        (237,000)          134,000
Decrease in accrued employee benefit plan liabilities                       (546,000)        (752,000)         (591,000)
Loss on disposal of property                                                 531,000          159,000           263,000
Gain on sale of division                                                          --               --        (9,225,000)
Cumulative effect of change in accounting principle                       (1,060,000)              --                --
Effect on cash of changes in operating assets and liabilities, net of the effects of business acquisitions and dispositions:
   Trade receivables                                                         175,000       (5,006,000)          980,000
   Inventories                                                            (2,147,000)       3,463,000         4,739,000
   Other current assets                                                     (672,000)       1,465,000          (650,000)
   Accounts payable                                                           92,000        3,130,000        (1,495,000)
   Accrued employee compensation and benefits                                530,000           53,000          (685,000)
   Other current liabilities                                              (5,009,000)       1,473,000           117,000
                                                                        ------------     ------------      ------------
   Net cash flows from operating activities                               10,267,000       18,026,000        10,542,000
                                                                        ------------     ------------      ------------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property                                                     (7,607,000)      (7,777,000)       (7,509,000)
(Increase) decrease in short-term investments                               (496,000)       3,617,000            25,000
Proceeds from disposition of property                                        212,000          378,000                --
Decrease (increase) in restricted cash and other assets                      248,000           96,000        (3,112,000)
Payments for business acquisitions, net of cash acquired                 (23,687,000)              --                --
Proceeds from the sale of division                                                --               --        14,059,000
                                                                        ------------     ------------      ------------
   Net cash flows from investing activities                              (31,330,000)      (3,686,000)        3,463,000
                                                                        ------------     ------------      ------------
CASH FLOWS FROM FINANCING ACTIVITIES
Debt proceeds                                                             18,650,000               --                --
Repayments of short-term debt                                                     --       (4,900,000)       (6,100,000)
Repayments of long-term debt                                                (375,000)      (4,875,000)       (6,175,000)
Cash dividends on common stock                                              (643,000)        (640,000)               --
Cash dividends on preferred stock                                                 --         (124,000)         (618,000)
Issuances of common stock                                                    945,000          152,000           182,000
Repurchases of stock                                                              --       (1,679,000)       (1,441,000)
                                                                        ------------     ------------      ------------
   Net cash flows from financing activities                               18,577,000      (12,066,000)      (14,152,000)
                                                                        ------------     ------------      ------------
NET (DECREASE) INCREASE IN CASH                                           (2,486,000)       2,274,000          (147,000)
                                                                        ------------     ------------      ------------
CASH, BEGINNING OF YEAR                                                    4,567,000        2,293,000         2,440,000
                                                                        ------------     ------------      ------------
CASH, END OF YEAR                                                       $  2,081,000     $  4,567,000      $  2,293,000
                                                                        ------------     ------------      ------------
SUPPLEMENTAL INFORMATION
Interest payments                                                       $  2,603,000     $  2,817,000      $  3,679,000
Income tax payments                                                        6,192,000        1,932,000      $  4,391,000
Assets acquired                                                           29,364,000               --                --
Liabilities assumed                                                        5,677,000               --                --
                                                                        ============     ============      ============


(See accompanying notes to consolidated financial statements)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


PACIFIC SCIENTIFIC COMPANY AND SUBSIDIARIES
Additional

                                                                                  Additional
For the Fiscal Years Ended December 31, 1993,       Preferred        Common         Paid-in          Retained
December 25, 1992 and December 27, 1991               Stock           Stock         Capital          Earnings          Total
                                                   ----------      ----------      ----------       -----------     -----------
STOCKHOLDERS' EQUITY, DECEMBER 28, 1990            $3,500,000      $5,327,000      $3,506,000       $50,778,000     $63,111,000
Net Income for the Year                                    --              --              --         8,043,000       8,043,000
Preferred Stock Dividends                                  --              --              --         (260,000)        (260,000)
Common Stock Dividends                                     --              --              --         (160,000)        (160,000)
Issuance of Common Stock                                   --          11,000          77,000                --          88,000
Repurchase of Common Stock                                 --          (3,000)        (17,000)               --         (20,000)
Repurchase of Preferred Stock                      (1,510,000)             --          89,000                --      (1,421,000)
Amortization of Restricted Stock Award                     --              --          94,000                --          94,000
                                                   ----------      ----------      ----------       -----------     -----------
STOCKHOLDERS' EQUITY, DECEMBER 27, 1991             1,990,000       5,335,000       3,749,000        58,401,000      69,475,000
Net Income for the Year                                    --              --              --         5,397,000       5,397,000
Preferred Stock Dividends                                  --              --              --           (43,000)        (43,000)
Common Stock Dividends                                     --              --              --          (640,000)       (640,000)
Exercise of Employee Options                               --           5,000          52,000                --          57,000
Repurchase of Preferred Stock                      (1,990,000)             --           8,000                --      (1,982,000)
Amortization of Restricted Stock Award                     --              --          95,000                --          95,000
                                                   ----------      ----------      ----------       -----------     -----------
STOCKHOLDERS' EQUITY, DECEMBER 25, 1992                    --       5,340,000       3,904,000        63,115,000       72,359,000
NET INCOME FOR THE YEAR                                    --              --              --         8,295,000        8,295,000
COMMON STOCK DIVIDENDS                                     --              --              --         (643,000)        (643,000)
EXERCISE OF EMPLOYEE OPTIONS                               --          58,000         793,000                --         851,000
AMORTIZATION OF RESTRICTED STOCK AWARD                     --              --          94,000                --          94,000
                                                   ----------      ----------      ----------       -----------     -----------
STOCKHOLDERS' EQUITY, DECEMBER 31, 1993                    --      $5,398,000      $4,791,000       $70,767,000     $80,956,000
                                                   ==========      ==========      ==========       ===========     ===========

(See accompanying notes to consolidated financial statements)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


PACIFIC SCIENTIFIC COMPANY AND SUBSIDIARIES
For the Fiscal Years Ended December 31, 1993,
December 25, 1992, and December 27, 1991

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Accounting policies of Pacific Scientific Company and its subsidiaries (the Company) conform to generally accepted accounting principles and are summarized below for the convenience of financial statement readers.

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of the Company and all its subsidiaries. All material intercompany balances and transactions have been eliminated. Most foreign subsidiary accounts are stated as of November 30 of each year.

Fiscal Year
The Company's fiscal year ends on the last Friday in December. References to 1993, 1992 and 1991 in these financial statements refer to the fiscal years ended December 31, 1993, December 25, 1992 and December 27, 1991, respectively.

Long-Term Contracts
The Company enters into some long-term fixed price contracts for the production of products. For financial statement purposes, sales are generally recorded as deliveries are made on the percentage-of-completion basis of accounting. Unbilled costs on these contracts are included in inventory balances in the accompanying consolidated financial statements. Progress payments are netted against work-in-process inventory balances and were $2,346,000, $1,803,000 and $1,554,000 at the end of 1993, 1992 and 1991, respectively. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

Fair Value of Financial Instruments
The recorded amounts of cash, short-term investments, trade receivables, accounts payable and short- and long-term borrowings approximate their fair values. The note receivable is recorded at the appraised value of the underlying collateral.
    Fair values are estimated using quoted market prices and other appropriate valuation techniques based on information available as of December 31, 1993.

Trade Receivables
Trade receivables are presented net of the related allowance for doubtful accounts, which at year-end totaled $668,000, $629,000 and $429,000 in 1993, 1992 and 1991, respectively. Allowances are determined principally on the basis of past collection experience.

Inventories
Inventories are stated at the lower of average cost or market and at year-end consist of the following:

(In thousands)                       1993       1992       1991
                                   -------    -------    -------
Finished goods                     $ 3,914    $ 3,281    $ 3,662
Work-in-process                     13,244     11,237     12,498
Raw material and purchased parts    16,335     11,780     13,601
                                   -------    -------    -------
Total inventories                  $33,493    $26,298    $29,761
                                   =======    =======    =======

Property and Depreciation
Property is recorded at cost. Additions, major renewals and improvements which extend the useful life of the property are capitalized. Maintenance, repairs and minor renewals are expensed.
    Depreciation of property is computed generally by the straight-line method over the useful lives of the various classes of assets. Such lives range from 5 to 20 years for buildings and improvements, and from 3 to 10 years for machinery and equipment. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the appropriate accounts and any gain or loss is included in the results of current operations.
    Net property at year-end consists of the following:

(In thousands)                        1993       1992      1991
                                    -------    -------    -------
Land, building and improvements    $  9,160   $  8,762   $  9,169
Machinery and equipment              65,967     54,944     54,474
                                    -------    -------    -------
Total                                75,127     63,706     63,643
Less accumulated depreciation        43,677     35,128     34,723
                                    -------    -------    -------
Net property                        $31,450    $28,578    $28,920
                                    =======    =======    =======

Other Assets
Other assets at year-end consist of the following, net of accumulated amortization:

(In thousands)                       1993       1992       1991
                                    -------    -------    -------
Excess of cost over net assets of
   acquired businesses              $32,936    $20,237    $20,819
Patents, trademarks, purchased
   technology and other intangibles   4,952      4,253      4,958
Notes receivable and other assets     1,627      1,530      1,631
                                    -------    -------    -------
Other assets - net                  $39,515    $26,020    $27,408
                                    =======    =======    =======

The excess of cost over net assets of acquired businesses is amortized, using the straight-line method, over periods not exceeding 40 years. Patents, trademarks, purchased technology and other intangibles are amortized, using the straight-line method, over estimated useful lives of 5 to 17 years. Accumulated amortization of other assets at year-end totaled $9,874,000, $8,126,000 and $6,862,000 in 1993, 1992 and 1991, respectively.

Earnings per Share
Net income per common and common equivalent share is computed by dividing net income, adjusted in 1992 and 1991 for dividends on preferred stock, by the average number of shares of common stock and dilutive common stock equivalents (stock options) outstanding each year, totaling 5,407,000 in 1993, 5,345,000 in 1992 and 5,334,000 in 1991. The computation does not include the effect of the potential conversion of the Company's convertible subordinated debentures, as these securities are not considered common stock equivalents. Fully diluted earnings per share were not significantly different from the amounts presented.

Reclassifications
Certain amounts previously reported for 1991 and 1992 have been reclassified to conform to the 1993 financial statement presentation.

2. BORROWINGS
Long-term debt at year-end, excluding the current portion, consists of the following:

(In thousands)                       1993      1992       1991
                                   -------   -------    -------
Bank borrowings                    $21,000   $ 4,500    $ 9,000
Convertible
   subordinated debentures          17,481    17,481     17,481
Industrial development bonds         5,625     6,000      6,375
                                   -------   -------    -------
Total long-term debt               $44,106   $27,981    $32,856
                                   =======   =======    =======

In 1983, the Company issued $30,000,000 of 7 3/4% convertible subordinated debentures, which are convertible into common stock at any time prior to maturity at a conversion price of $38 per share. The Company is required to commence annual sinking fund payments in 2001, sufficient to retire $2,481,000 of the debentures by 2002, with all remaining debentures becoming due on June 15, 2003. Interest is payable semiannually on June 15 and December 15. The debentures can be redeemed by the Company at par. The debentures are subordinated to all of the Company's existing and future senior debt. The indenture agreement places certain restrictions on the aggregate amount of common stock dividends payable and the repurchase of the Company's common stock. At December 31, 1993, over $60,000,000 of retained earnings were unrestricted under these provisions.
    The Company maintains $50,000,000 of unsecured lines of credit, of which $26,250,000 was outstanding and an additional $2,353,000 was committed to back standby letters of credit on December 31, 1993. All $50,000,000 can be borrowed at rates that do not exceed one percent (1%) over the London Interbank Offered Rate (LIBOR) or at the bank's prime rate. The average interest rate on borrowed funds at the end of 1993 was 4.3%. Of the unsecured lines of credit at December 31, 1993, $20,000,000 is classified as a short-term working capital line, of which $5,250,000 is outstanding; and $30,000,000 is classified as a long-term credit line, of which $23,353,000 was either outstanding or committed. The long-term credit lines expire on July 31, 1995.
    In October 1989, the Company issued $7,500,000 of 30-year industrial development revenue bonds to finance the construction of an industrial facility in the city of Oxnard, California, for use by the Company's Electro Kinetics Division. These bonds have a floating interest rate, adjusted weekly, based on current market rates for tax-exempt bonds. The Company is obligated to make a principal payment of $375,000 in 1994, and to pay the remaining principal balance of $5,625,000 in 2019. The portion of the bond proceeds not yet expended for construction costs is held in trust and classified as restricted cash of $6,092,000 in the accompanying consolidated balance sheet at December 31, 1993.
    The bank agreement and industrial development bonds have loan covenants which require the Company to maintain certain financial statement ratios. The Company is in compliance with all required ratios at December 31, 1993.
    Debt, including the short-term portion at December 31, 1993, matures as follows: 1994, $5,625,000; 1995, $21,000,000; 1996, 1997 and 1998, none; later years, $23,106,000. The 1994 principal payment of $375,000 due on the industrial development bonds is included in other current liabilities in the accompanying consolidated balance sheets at December 31, 1993.

3. EMPLOYEE BENEFIT PLANS
The Company has noncontributory defined benefit pension plans covering substantially all of its U.S. employees. Benefits are generally determined by a formula based on years of service, final average salary and estimated social security benefits. Pension expense totaled $728,000, $549,000 and $743,000 in 1993, 1992 and 1991, respectively.
    Pension expense consists of the following components:

(In thousands)                       1993      1992       1991
                                   -------   -------    -------
Benefits earned during the year    $ 1,486   $ 1,522    $ 1,566
Interest on projected benefit
   obligation                        3,468     3,372      3,322
Gain on plan assets                 (4,189)   (4,292)    (4,575)
Net amortization and deferral          (37)      (53)       430
                                    ------    ------     ------
Net pension expense                   $728      $549       $743
                                    ======    ======     ======

The following is a reconciliation of the funded status of the plans, including the amount included in current and non-current employee benefit plan liabilities in the accompanying consolidated balance sheets. The amounts shown for 1993 are estimates made by the plans' actuary, while the amounts for 1992 and 1991 have been adjusted to actuals based on final calculations performed by the plans' actuary.

(In thousands)                      1993       1992      1991
                                  --------  --------  --------
Actuarial present value of
   accumulated plan benefits:
      Vested                      $ 42,538  $ 36,629  $ 35,207
      Non-vested                     1,400     1,206     1,358
                                  --------  --------  --------
   Total                            43,938    37,835    36,565
                                  --------  --------  --------
Effect of estimated future
   salary increase                   4,560     4,365     4,385
                                  --------  --------  --------
Projected benefit obligation        48,498    42,200    40,950
Plan assets at fair market value   (45,094)  (42,060)  (38,937)
                                  --------  --------  --------
Projected benefit obligation
   over plan assets                  3,404       140     2,013
Unrecognized transition asset        1,072     1,387     1,702
Unrecognized net actuarial
   experience gain (loss)           (1,962)    1,637       582
                                  --------  --------  --------
Recorded pension liabilities      $  2,514  $  3,164  $  4,297
                                  ========  ========  ========

Significant assumptions used in the determination of pension expense consist of the following:

                                      1993     1992      1991
                                     -----     -----     -----
Discount rate on projected
   benefit obligation                 8.5%      8.5%      8.5%
                                     ----      ----      ----
Long-term rate of return
   on plan assets                    9.25%     10.0%     10.0%
                                     ----      ----      ----
Rate of future salary increases       5.0%      5.0%      5.0%
                                     ====      ====      ====

During 1993, the Company changed the expected rate of return on pension assets from 10% to 9.25%. The effect of this change was an increase in 1993 pension expense of $320,000. At the end of 1993, the Company changed the assumed discount rate on the projected benefit obligation from 8.5% to 7.5%, and its assumed rate of future salary increases from 5.0% to 4.5%. These changes caused a net increase in the projected benefit obligation of $4.2 million.
   During 1991, the Company changed its assumed discount rate on the projected benefit obligation from 9.0% to 8.5% and its assumed rate of future salary increases from 6.0% to 5.0%. The net effect of these changes was not material.
   The Company uses the projected unit credit method for determining both pension expense and the annual contribution to the plans. The Company's funding policy is to contribute an amount subject to the minimum and maximum contributions allowed for federal income tax purposes. Cumulative contributions to the plans have been less than recorded pension expense, due to Internal Revenue Service limitations on contributions to plans which have been defined by income tax regulations as being overfunded. The difference between cumulative pension expense and contributions has been classified in current and non-current liabilities in the accompanying consolidated balance sheets, based on expected contribution funding dates.
   Pension plan assets consist of corporate equity and debt securities, unallocated insurance contracts, real estate and short-term investments.
   Also included in accrued employee benefit plan liabilities in the accompanying consolidated balance sheets are amounts related to a non-qualified retirement plan for an executive and the directors of the Company.

4. INCOME TAXES
The income tax provision consists of the following:

(In thousands)                       1993      1992      1991
                                    ------    ------   ------
Current
Federal income taxes                $3,416    $2,341   $2,844
State and foreign income taxes       1,012       586    1,039
                                    ------    ------   ------
Total current tax provision          4,428     2,927    3,883
Deferred                              (457)     (237)     134
                                    ------    ------   ------
Total income tax provision          $3,971    $2,690   $4,017
                                    ======    ======   ======

The differences between the income tax provision and income taxes computed using the U.S. Federal statutory income tax rates (35% in 1993 and 34% in 1992 and 1991) consist of the following:

(In thousands)                       1993      1992        1991
                                    ------    ------      ------
Tax at U.S. Federal rate            $3,922    $2,748      $4,100
State income taxes, net of Federal
   tax benefit                         571       380         593
Tax benefit of research and
   development credits                (465)     (222)         --
Tax benefit of IRS examination
   settlement                         (264)       --        (799)
Amortization of certain other
  assets                               253       202         225
Tax benefit of foreign sales
   corporation                        (220)     (166)        (77)
Effect of foreign operations           193       273         (74)
Tax benefit of loss and credit
   carryforwards                        --      (674)       (189)
Other                                  (19)      149         238
                                    ------    ------      ------
Income tax provision                $3,971    $2,690      $4,017
                                    ======    ======      ======

During 1993, the Internal Revenue Service completed its examination of the Company's 1986, 1987 and 1988 Federal income tax returns. In connection with those examinations, the Internal Revenue Service has agreed with the Company regarding the deductibility of certain items. As a result, the Company has recognized a reduction in the current year's tax provision relating to such items.
    Effective as of the beginning of fiscal year 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." The adoption of this standard allowed the Company to recognize income tax benefits from loss carryforwards and certain temporary differences (primarily accrued employee benefit plan liabilities) for which tax benefits had not previously been recorded. The Company's adoption of SFAS 109, recorded as the cumulative effect of a change in accounting principle, increased the net deferred tax asset at December 26, 1992 by approximately $1,060,000 with a corresponding increase to net income.
    Additionally, in connection with the adoption of SFAS 109, the Company's net deferred tax asset was increased by approximately $580,000 to record the benefit of net operating losses related to the acquisition of High Yield Technology, Inc. with a corresponding decrease to previously recognized intangible assets. The decrease resulted in an immaterial reduction of amortization expense during the current year.
    The Company has available tax net operating losses, subject to certain limitations, of approximately $2.0 million which expire at various dates through 2009.
    Net deferred taxes of $2,200,000 at December 31, 1993 were related to:

(In thousands)                               Current  Long-Term
                                             -------  ---------
ASSETS:
Inventory                                     $2,027        --
Employee Benefits                                 --   $ 1,156
Accrued Liabilities                              820        --
Net Operating Losses                             272       528
Warranty Liabilities                             523        --
Environmental Liabilities                         --       403
Receivables                                      242        --
Other                                            203        84
Valuation Allowance                             (272)       --

LIABILITIES:
Property                                          --    (2,897)
Patents/Trademarks                                --      (807)
Other                                            (82)       --
                                              ------   -------
Net Deferred Tax Asset (Liability)            $3,733   $(1,533)
                                              ======   =======

    The valuation allowance was increased by $163,000 during 1993.

5. STOCKHOLDERS' EQUITY
The Company has authorized 2,000,000 shares of preferred stock and 15,000,000 shares of common stock, of which 5,398,000 shares of common stock were outstanding at December 31, 1993.

    The Company maintains a stock option plan which provides for the granting of options for the purchase of common stock to the officers and certain other key employees. No compensation expense has been recorded, since the options have exercise prices which are equal to the fair market value of the stock on the respective dates of grant. Stock options outstanding represent cumulative grants of options from the 1992 plan and two predecessor plans. The 1992 plan limits options available for grant to 318,787 shares of common stock and additionally provides for options canceled to become available for future grants. Stock option activity during 1993, 1992 and 1991 consists of the following:

                                     1993        1992         1991
                                    -------     -------     -------
Stock options outstanding,
   beginning of year                328,501     394,801     439,101
Options granted
   (per share: $10.25 to $18.13)    172,980       2,500          --
Options canceled
   (per share: $8.75 to $16.00)     (27,325)    (63,800)    (44,300)
Options exercised
   (per share: $8.75 to $14.88)     (58,000)     (5,000)         --
                                    -------     -------     -------
Stock options outstanding,
   end of year                      416,156     328,501     394,801
Stock options exercisable,
   end of year                      224,626     272,626     265,426
Options available for grant,
   end of year                      150,132     318,787     321,287
                                    =======     =======     =======

In November 1988, the Company adopted a Stockholder Protection Plan and declared a dividend distribution of one Right for each outstanding share of common stock. Under certain conditions, each Right may be exercised to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock at a purchase price of $45, subject to adjustment. The Rights will become exercisable 20 days after a person or group has acquired, or obtained the right to acquire, 20% or more of the outstanding shares of common stock, or following the commencement of a tender or exchange offer for 35% or more of such outstanding shares of common stock (except pursuant to an offer which the independent members of the Company's Board of Directors determine to be fair and otherwise in the best interests of the Company and its stockholders).
    Prior to becoming exercisable, the Rights are attached to and trade together with the common stock. Each share of Series A junior participating preferred stock issued under this Plan will entitle its holder to receive dividends equal to the greater of $4 or 100 times the dividend on common stock, a liquidation preference of $100, and voting rights approximately 100 times greater than the voting rights of one share of common stock. The Company will be entitled to redeem the Rights at $0.01 per Right at any time prior to the earlier of the expiration of the Rights in November 1998, or the time that the Rights become exercisable. The Rights do not have voting, liquidation or dividend rights and, until they become exercisable, have no dilutive effect on the earnings per share of the Company.

6. BUSINESS ACQUISITIONS
In August 1993, the Company purchased all the outstanding shares of common stock of Automation Intelligence, Inc. for $3.4 million plus contingent considerations dependent on the sales growth of the acquired company over a three-year period. This acquisition was made to acquire the capability to develop automation software and systems using the Company's motors. The purchase price is in excess of the fair market value of the net tangible assets acquired by approximately $3.6 million. Had the acquisition occurred at the beginning of 1992, there would have been no material impact upon the Company's results of operations in either 1992 or 1993.
    In July 1993, the Company purchased all the outstanding shares of common stock of Powertec Industrial Corporation for $14.1 million. The Company also paid $0.6 million to the founder of Powertec in exchange for a five-year non-competition agreement. The acquisition was made to extend the power range of the Company's product line of brushless motors and controls. The purchase price is approximately $10.8 million in excess of the fair market value of the net tangible assets acquired.
    In April 1993, the Company purchased certain operating assets, excluding the real estate, of Unidynamics/Phoenix, Inc., a subsidiary of the John Crane Corporation for approximately $6.0 million which approximated the fair market value of the tangible assets acquired. This acquisition was made as a strategic expansion of the Company's pyrotechnic business. During early 1994, the acquired business will be consolidated into the Company's expanded facility in Chandler, Arizona.

    Had the acquisitions of Powertec and Unidynamics/Phoenix occurred as of the beginning of fiscal year 1992, unaudited pro forma net sales, income from operations before taxes and cumulative effect of a change in accounting principle, net income and net income per common and common equivalent share would have been as follows:

(In thousands, except per share amounts)      1993         1992
                                            --------     --------
Net sales                                   $209,597     $202,392
Income from operations before
   taxes and cumulative effect of
   a change in accounting principle           12,156        9,986
Net income                                     8,995        6,397
Net income per common and
   common equivalent share                      1.67         1.20
                                            ========     ========

The pro forma operating results include the results of operations of the acquired companies for fiscal years 1993 and 1992 with estimated increased depreciation and amortization of property and excess cost over net assets acquired along with other relevant adjustments to reflect the fair value of the acquired assets and pro forma interest expense on the assumed acquisition borrowings.
    The results of operations reflected in the pro forma information above are not necessarily indicative of the results which would have been reported if the acquisitions had been effected at the beginning of fiscal 1992.
    During 1991, the Company acquired a patent for thermocouple wire and distribution rights to a line of pressure gauges. The purchase price for both products was approximately $1,125,000.
    The Company acquired IMEC Corporation in 1986 for a cash price of $200,000 plus a contingency payment. The contingency payment, which amounted to $2,080,000, was based on operating results of IMEC through mid-1991. Such additional payment was recorded in 1991 as an addition to the excess of cost over net assets acquired.
    In October 1990, the Company acquired all of the outstanding stock of High Yield Technology, Inc. for $2,900,000 plus contingent considerations dependent on HYT's sales growth over the following five years. During 1993, the first of the two contingency payments was made. This payment of $193,000 was accounted for as an addition to the excess of cost over net assets acquired. The final contingent payment is due in 1995 and will be computed as a percentage of net sales, as defined, of fiscal year 1994. Any such payment will be accounted for as an addition to the excess of cost over net assets acquired.

7. SALE OF DIVISION
In 1991, the Company sold its Belfab Division for approximately $14 million, which resulted in a pre-tax gain of $9,225,000. Revenues of Belfab were $7,551,000 in the first nine months of 1991.

8. SALE OF REAL ESTATE
In December 1989, the Company sold real property in Anaheim, California. The sale price was $6,375,000, of which $2,000,000 was received in cash and $4,375,000 was received in the form of a note secured by a first trust deed covering the property.
    In September 1991, the maker of the note, a real estate developer, alleged various matters and filed an action in the Superior Court of the State of California naming the Company and certain other parties as defendants.
    In November 1993, the California Superior Court, as a result of a jury decision, found in favor of the company and ordered the judicial foreclosure on the property in satisfaction of the unpaid principal and interest on the note. The court also awarded damages to the Company.

9. UNAUDITED QUARTERLY INFORMATION

($ in thousands,             First     Second      Third     Fourth
except per share data)      Quarter    Quarter    Quarter    Quarter     Total
                            -------    -------    -------    -------    --------
1993
- ----
Net sales                   $41,379    $49,927    $47,931    $56,316    $195,553
Gross profit                 12,610     14,831     15,171     17,454      60,066
Income before
  accounting change           1,128      1,633      2,167      2,307       7,235
Accounting change             1,060         --         --         --       1,060
                            -------    -------    -------    -------    --------
Net income                    2,188      1,633      2,167      2,307       8,295
Net income per common share:
   Before accounting change     .21        .30        .40        .42        1.33
   Accounting change            .20         --         --         --         .20
                            -------    -------    -------    -------    --------
Total net income
  per common share              .41        .30        .40        .42        1.53
                            =======    =======    =======    =======    ========

1992
- ----
Net sales                   $40,983    $43,362    $42,062    $46,242    $172,649
Gross profit                 12,874     13,468     12,873     13,732      52,947
Net income                    1,111      1,219      1,457      1,610       5,397
Net income per common share     .20        .23        .27        .30        1.00
                            =======    =======    =======    =======    ========

1991
- ----
Net sales                   $43,986    $44,663    $42,971    $41,350    $172,970
Gross profit                 13,092     12,772     12,035     12,367      50,266
Net income                      766        416       5,79(1)   1,068(2)    8,043

Net income per common share     .13        .06       1.07        .20        1.46
                            =======    =======    =======    =======    ========

(1) In the third quarter of 1991, the Company recorded $8,875,000 of pre-tax income in connection with the sale of the Belfab Division (Note 7). In the fourth quarter, this pre-tax gain was adjusted to $9,225,000.
(2) In the fourth quarter of 1991, net income was increased by $600,000 due to a favorable year-end partial settlement of an IRS examination.

10. OPERATING LEASES
The Company leases certain facilities and equipment under non-cancelable operating leases which require the following minimum future rental payments:
1994, $4,634,000; 1995, $3,787,000; 1996, $3,132,000; 1997, $2,975,000; 1998,
$2,110,000; later years, $2,275,000. Rental expense was $5,061,000, $4,612,000 and $4,506,000 in 1993, 1992 and 1991, respectively.

11. BUSINESS SEGMENT INFORMATION
The Electrical Equipment segment produces products such as electric motors and generators, electro-mechanical and electronic controls for electric energy and electronic instruments. The products are predominately proprietary and, once designed, tend to be produced in quantity and sold based on unique specifications. Deliveries are usually made in a relatively short period after receipt of an order, ranging from one day to several weeks. The production process typically involves fabrication of special components and the assembly of components produced by other suppliers. Products are sold both to end-users and to original equipment manufacturers.
    The Safety Equipment segment produces fire detection and suppression equipment, personnel safety restraints, mechanical and electro- mechanical flight control components and similar products used mainly in commercial and military aircraft, vehicles and a variety of other commercial and industrial applications. In most cases, the Company's products are reconfigured to meet specific customer needs. The Company receives long-term purchase orders and also responds to spot buyers, particularly for spare parts. The manufacturing process generally involves processes such as machining, welding and sewing, with some assembly of electronic components produced by other suppliers. Products in this segment are sold to end-users and original equipment manufacturers.
    Export sales of $34,483,000 in 1993, $29,317,000 in 1992 and $24,428,000 in
1991 were primarily to customers in Europe and Asia.
    The Company's net sales under prime contracts to defense agencies of the U.S. Government were $9,471,000 in 1993, $12,367,000 in 1992 and $13,197,000 in
1991.

INFORMATION REGARDING THE COMPANY'S OPERATIONS BY SEGMENT

                                                                               Depreciation
                                                   Pre-Tax                         and
(In thousands)           Fiscal       Net          Income         Capital      Amortization     Identifiable
   Segment                Year       Sales       Expenses(1)     Spending(2)      Expense         Assets(3)
- -------------            -----      --------     ----------      ---------      -----------     ------------
Electrical Equipment      1993      $128,830       $ 8,924         $4,565          $7,212          $ 98,494
                          1992       114,795         8,480          6,584           6,355            78,659
                          1991       108,519         5,662          5,304           6,037            81,587
Safety Equipment          1993        66,723         8,305          3,035           3,188            50,203
                          1992        57,854         5,302          1,179           2,376            44,797
                          1991        64,451        13,454(4)       2,195           2,689            43,754

Corporate                 1993            --        (4,111)             7             135            12,560
                          1992            --        (3,766)            14             150            11,111
                          1991            --        (4,090)            10             186            10,603
Net Interest              1993            --        (1,912)            --              --                --
                          1992            --        (1,929)            --              --                --
                          1991            --        (2,966)            --              --                --
Consolidated              1993       195,553        11,206          7,607          10,535           161,257
                          1992       172,649         8,087          7,777           8,881           134,567
                          1991       172,970        12,060          7,509           8,912           135,944


(1) Pre-tax income (expenses) represents net sales less operating expenses, which include all costs and expenses related to the Company's operations in each segment and excludes the effect, in 1993, of a cumulative effect of a change in accounting principle..
(2) Capital spending is shown exclusive of property purchased in conjunction with the acquisition of businesses (Note 6).
(3) Identifiable assets are those used by the industry segment involved, or an allocated portion of assets used jointly by two or more segments. Intangibles and other assets arising from acquisitions of businesses are allocated to the related segment. General corporate assets primarily consist of cash and certain other property.
(4) In 1991, the Safety Equipment segment includes $9,225,000 of pre-tax income related to the sale of a division.

Dividends (Unaudited)
In October 1991, the Company resumed its policy of paying regular quarterly cash dividends on its outstanding common stock. The first dividend of 3 cents per share was paid January 6, 1992 to shareholders of record as of December 20, 1991. Cash dividends of 12 cents per share were declared in 1993 and 1992.
    The annual dividend rate on the Company's previously outstanding Series B, 10% Non-Convertible Preferred Stock was $1.00 per share. Dividends earned were $43,000 and $260,000 in 1992 and 1991, respectively. In 1992, the Company redeemed all the remaining shares of this issue of Preferred Stock.

Price Range of Common Stock (Unaudited)
The table below shows the high and low sales prices of the Company's common stock on the New York Stock Exchange for the periods indicated:

                                    High         Low
                                   ------      ------
1993
- ----
First Quarter                      $16.00      $14.00
Second Quarter                      15.50       12.13
Third Quarter                       17.63       14.63
Fourth Quarter                      23.88       16.88
                                   ======      ======
1992
- ----
First Quarter                      $11.88      $ 9.25
Second Quarter                      13.38       11.38
Third Quarter                       13.75       12.25
Fourth Quarter                      15.63       12.00
                                   ======      ======
1991
- ----
First Quarter                      $10.25       $7.25
Second Quarter                      12.50        8.00
Third Quarter                       10.25        8.38
Fourth Quarter                       9.88        8.50
                                   ======      ======

COMPANY LOCATIONS, DIRECTORS AND OFFICERS


Corporate Office

620 Newport Center Drive
Newport Beach, CA 92660
(714) 720-1714

Divisions

Electro Kinetics
Santa Barbara, California

Energy Dynamics
Chandler, Arizona
Goodyear, Arizona

Fisher Pierce
Weymouth, Massachusetts

HIAC/ROYCO
Silver Spring, Maryland
   High Yield Technology
   Sunnyvale, California

HTL/Kin-Tech
Duarte, California
Yorba Linda, California

Motor & Control
Rockford, Illinois
Charlestown, Massachusetts
   Automation Intelligence
   Duluth, Georgia
   Powertec Industrial
   Rock Hill, South Carolina
   Juarez, Mexico

Subsidiaries

Pacific Scientific International Sales Corporation
St. Thomas, U.S. Virgin Islands

Pacific Scientific, GmbH
Leonberg, Germany

Pacific Scientific LTD.
Buckinghamshire, England

Pacific Scientific, S.A.R.L.
Palaiseau, France

Board of Directors

Edgar S. Brower
Chairman of the Board

Walter F. Beran
Chairman of the Board,
Pacific Alliance Group

Ralph O. Briscoe
Consultant

William A. Preston
Chairman,
APM, Inc.

Millard H. Pryor, Jr.
Managing Director,
Pryor & Clark Company

Thomas P. Stafford
Lt. General USAF (Ret.)
Chairman,
Stafford, Burke and
Hecker, Inc.

Harry W. Todd
Managing Director,
Carlisle Enterprises L.P.

Corporate Officers

Edgar S. Brower
President and
Chief Executive Officer

Richard V. Plat
Senior Vice President
Finance and Administration
and Secretary

Steven L. Breitzka
Robert L. Day
Richard G. Knoblock
Ronald B. Nelson
Robert L. Olsen
John M. Ossenmacher
Vice Presidents

William L. Nothwang
Controller

Peer A. Swan
Treasurer

Transfer Agent and
Registrar

Chemical Trust Company
of California
Los Angeles, California

Legal Counsel

Paul, Hastings, Janofsky & Walker
Los Angeles, California

Independent Accountants

Deloitte & Touche
Costa Mesa, California

Form 10-K

The Company, on written request, will provide free of charge to each stockholder, a copy of the Form 10-K as filed with the Securities and Exchange Commission. In addition, the Company will furnish a requesting shareholder any exhibit not contained in the Form 10-K upon payment of a fee. All written requests should be directed to:

Richard V. Plat
Senior Vice President
Pacific Scientific Company
620 Newport Center Drive
Newport Beach, CA 92660

Stockholders' Meeting

The Annual Meeting of
Stockholders will be held at
10:00 AM, April 27, 1994.

                                    APPENDIX

  Graph Electrical Equipment - A pie chart showing the percentage that each major product line contributes to the segment's net revenues, as follows:

                     Motors and Controls                         67%
                     Electrical Utilities                        18
                     Particle Monitoring Instruments             15
                                                                ----
                                                                100%

Photo 1     Photo of a woman using a treadmill, courtesy of Unisen Inc.

Photo 2     Photo of an automated packaging production line.

Photo 1 Photo of a youth standing in front of a soft drink vending machine and drinking a canned soft drink.

Photo 2     Photo of a Saturn car, courtesy of Saturn Corporation.

Photo 3 Photo of an injection molding machine, courtesy of Cincinnati Milacron Inc.

Photo 1     Photo of various types and sizes of candy bars.

Photo 2     Photo of earthmoving equipment, courtesy of Caterpillar Inc.

Photo 1 Photo of the various outdoor lighting controls manufactured by Pacific Scientific for sale to industrial, commercial and residential customers.

Photo 2     Photo of a faucet and a glass of water.

Photo 3     Photo of silicon wafers and integrated circuits.

  Graph Safety Equipment - A pie chart showing the percentage contributed by each major product line to the segment's net revenues, as follows:

                     Fire Detection and Suppression               45%
                     Pyrotechnics                                 30
                     Restraints                                   25
                                                                 ----
                                                                 100%

Photo 1     Photo of alternative fuel municipal buses.

Photo 2     Photo of oil pumping rig.

Photo 1     Photo of a Boeing 777 aircraft, courtesy of Boeing Commercial
            Airplanes.

Photo 2 Photo of Japan Railway's experimental MAGLEV high-speed train, courtesy of Railway Technical Research Institute, Tokyo, Japan.

Photo 3 Photo of seats used in amusement park attractions, featuring simulator rides, courtesy Iwerks Entertainment.

Graph 1     Sales of Continuing Businesses (Dollars in Millions)

                                                    1989      1990      1991       1992      1993
                                                    ----      ----      ----       ----      ----
                     Divested Businesses            14.3      11.0       7.6          -         -
                     Electrical Equipment          107.6     109.9     108.5      114.8     128.8
                     Safety Equipment               47.7      63.0      56.9       57.9      66.7

Graph 2     Sales by Market Area (In Percent)

                     U.S. and Canada                           63%
                     Defense Trades                            19%
                     Export                                    18%

Graph 1     1993 Allocation of Sales Dollar (In Cents)

                     Material                                $ .33
                     Wages and Salaries                        .32
                     Services and Supplies                     .22
                     Depreciation and Amortization             .05
                     Taxes                                     .04
                     Net Income                                .04
                                                             -----
                                                             $1.00

Graph 2 Operating Income before Gains on Sale of Product Line (Dollars in Millions)

                                                     1989      1990      1991      1992      1993
                                                     ----      ----      ----      ----      ----

                                                     5.254     2.994     5.042     8.697    11.403

Graph 1     Research and Development Expenses (Dollars in Millions)

                                                     1989      1990      1991       1992      1993
                                                     ----      ----      ----       ----      ----
                                                      5.5       6.9       8.4        8.2       8.5

Graph 2     Inventory as Percent of Sales (By Percent)

                                                     1989      1990      1991       1992      1993
                                                     ----      ----      ----       ----      ----
                                                     23.7      19.2      17.2       15.2      17.1

Graph 1      Total Assets (Dollars in Millions)

                                                     1989      1990      1991       1992      1993
                                                     ----      ----      ----       ----      ----
                                                    149.2     143.4     135.9      134.6     161.3

Graph 2      Sales per Employee (Dollars in Thousands)

                                                     1989      1990      1991       1992      1993
                                                     ----      ----      ----       ----      ----
                                                     92.0     101.0     112.6      125.8     126.5