Form 10-K405, Exhibit 13
period 1994-12-30
PACIFIC SCIENTIFIC CO
filed 1995-03-22
CIK 75608

ELECTRICAL EQUIPMENT

MOTION TECHNOLOGY

The Motion Technology Division is a leader in motion-control systems. These systems utilize both brushless and stepper motor technologies. The division also provides PC-based motion-control solutions for multi-axis applications in factory automation. Motion technology continues to be a fast-growing business with sales growth above 20 percent per year and superior earnings.

The Company has become one of the top suppliers to manufacturers of packaging machinery, semiconductor equipment, electronic assembly equipment and postal equipment. All of these businesses are going through a period of aggressive automation, which provides unique opportunities for Pacific Scientific.

As an additional service to our customers, Pacific Scientific will assemble complete motion-control systems in which controllers, drives, motors, cabinets and cables are integrated with the mechanical parts of the system. These systems-integration jobs can run as high as $1 million or more in price. Recent jobs have involved the application of Pacific Scientific motion technology for the very high speed packaging of cookies and candy.

Starting in early 1995, the Company will be delivering new lines of brushless and stepper motor drives. The new brushless drive is all-digital. Both drives use application-specific integrated circuits to achieve lower costs and higher levels of performance and reliability.

Pacific Scientific has become the U.S. leader adopting SERCOS (SErialReal-time COmmunication Systems). This is a European standard which uses fiber optics for error-free, digital communication between controllers and motor drives; it replaces bulky, expensive and interference-prone bundles of copper wire. The new brushless and stepping motor drives and controllers that the Company is introducing will be SERCOS-compatible.

During 1994, the division's Charlestown, Massachusetts facility received ISO 9001 certification. This certification is expected to assist the sale of our products within the European Community. ISO certification has become even more important with the recent acquisition of Bautz, which directly serves the German market.

                                    1. [PHOTO]

         1. In 1995, Pacific Scientific will start to deliver this new indexer-drive combination for stepper motors. This drive offers lower cost, smaller size and higher performance than was previously available.


                                    2. [PHOTO]

    2. This motion controller based on an industrial PC allows users maximum flexibility in designing multi-axis, cost-effective motion control solutions.


                                    [PHOTO]

                          William T. Fejes, President,
                           Motion Technology Division

                                 [FULL PAGE PHOTO]

ELECTRICAL EQUIPMENT


                                [FULL PAGE PHOTO]

FISHER PIERCE

Last year saw notable achievements at Fisher Pierce, a leading manufacturer of outdoor lighting controls (OLC) and power-distribution controls for the electric utility industry. Sales shot up by 30 percent, and Fisher Pierce returned to profitability in the second half of 1994 after reporting sizable losses for several consecutive quarters.

Fisher Pierce commands more than half of the U.S. market for rugged, highly reliable photoelectric street and roadway OLCs. In addition, Fisher Pierce has established itself in the market for lighting controls aimed at consumer, commercial and industrial customers. Marketed under the Minuteman(TM) brand name, these products are now displayed on the shelves of hardware and building supply stores, and can also be found installed in parking lot lights, yard lights and security lighting systems.

Early in 1994, we increased our share of the international OLC market by acquiring Royce Thompson, Ltd., the leading supplier of OLCs in the United Kingdom. This move reflects our business philosophy of extending our core technologies to international markets.

Fisher Pierce manufactures its OLCs on a 60-station, automated production line that can turn out several different models of OLCs concurrently. Production is now running at more than 1,000 units per hour.

Fisher Pierce also manufactures a range of products that enable utility companies to distribute electricity more efficiently, thereby reducing the need for costly new power generation plants.

Patented fault indicators "learn" normal power line conditions and transmit a signal when a short circuit or over-current condition occurs, enabling power companies to locate problem sites more rapidly.

In addition, Fisher Pierce is producing a line of metering instruments that let utility companies determine if their electric meters have been properly installed, thereby guarding against underbilling for power usage.


                                  1. [PHOTO]

        1. A new patented fault indicator will also now be equipped with a radio transmitter, allowing service personnel to detect
                     any overload conditions by driving by.


                                  2. [PHOTO]

    2. This new electronic OLC consumes less power. It allows street lights to go ON earlier in the evening when there is heavy traffic, and OFF earlier in the morning when there is a minimum amount of traffic.
         A patented feature also allows street lights to go OFF during low-traffic hours in the middle of the night and turn ON again before dawn.


                                    [PHOTO]

                         Steven L. Breitzka, President,
                             Fisher Pierce Division

ELECTRICAL EQUIPMENT

INSTRUMENTS

The Instruments Division, composed of HIAC/ROYCO and High Yield Technology
(HYT), had an excellent year. Sales were up 28 percent and operating profit was the best ever.

Pacific Scientific is a worldwide leader in particle-detection and particle-measurement technology. Over 43 percent of the sales in the Instruments Division are made to customers outside the U.S.

The HIAC/ROYCO product line of liquid particle monitors continues to produce very favorable returns. This line is sold for use in the semiconductor market as well as for hydraulic and pharmaceutical applications. The testing of drinking water has become an important market for the Company's liquid particle monitors.

During the past few months, HIAC/ROYCO has introduced several new air particle counters. These products are used in clean rooms to test air filters and in some food-processing plants.

The area of greatest growth for this division has been in HYT's in situ vacuum particle-monitoring systems for the semiconductor industry. The Company clearly has technological leadership in this area, and it has a very large share of the market. To maintain this leadership, the Company is currently developing several new products.

Another product exclusive to Pacific Scientific is the Optical Production Profiler (OPP). The OPP's unique technology nondestructively images defects located within the silicon wafers. This allows integrated circuit (IC) manufacturers to detect defects before expensive wafer processing is completed.

IC manufacturers are increasingly using the OPP in new applications. The increasing number of applications means increased market opportunities for the OPP as a production tool.

                                  1. [PHOTO]

   1. This represents a new generation of external, modular particle sensors, which significantly expand the market. The sensor's protected optical elements allow real-time particle monitoring in the harsh environments found in many semiconductor manufacturing processes.


                                  2. [PHOTO]

      2. This vacuum particle sensor monitors particle levels in equipment used in semiconductor manufacturing. The sensor indicates changes in process conditions which can reduce manufacturing yield.


                                    [PHOTO]

                          Joseph R. Monkowski, Ph.D.,
                        President, Instruments Division

                              [FULL PAGE PHOTO]

ELECTRICAL EQUIPMENT

                                     [FULL PAGE PHOTO]

SOLIUM

At the end of 1994, the Company formed a new subsidiary, Solium Inc., to market a revolutionary family of electronic lighting controls and fully featured, low-cost electronic ballasts. This technology, called Solium(TM), is the latest in an evolving line of products that have made Pacific Scientific the world leader in outdoor lighting controls. Patents are pending.

The mission of Solium Inc. is to:

o Be the first to provide the industry with low-cost electronic ballasts and controls that optimize compact fluorescent lighting performance.

o Develop its advanced technologies for a wide variety of lighting applications.

o Develop strategic alliances that will facilitate the rapid worldwide distribution of proprietary Solium products.

The first products to be delivered in 1995 will be compact fluorescent wire-in ballast/controls. These products will be incorporated into standard lighting fixtures and directly marketed by Pacific Scientific. They can be easily dimmed from a conventional wall dimmer. They can also be automatically dimmed based on the level of natural light. No additional control wires are required.

In 1995, Solium Inc. will also produce its screw-in line of compact fluorescent light systems. These products will be able to directly replace incandescent bulbs. They feature a built-in dimming device, will provide energy savings in the range of 80 percent, and will last as much as 13 times longer than an incandescent light bulb. We believe that over half of the 2.4 billion incandescent and fluorescent bulbs and lamps sold in the U.S. could eventually be replaced by CFL units. Because this market is so large, we intend to market the screw-in product line to consumers through strategic partners who have major established shares of the world lighting market.

Previously, compact fluorescent lamps could not be dimmed in a conventional light socket due to the risk of overheating and the potential for fire. The only commercially available way to safely dim compact fluorescent lamps has been with costly external systems that require expensive alterations to the electric wiring of buildings.

The market for Solium Inc.'s current products and evolving technologies is immense, since Solium technology is leading the way towards significant energy, environmental and consumer savings.


                                  1. [PHOTO]

      1. A screw-in Solium system with a built-in reflector could replace some now-popular PAR-type lamps and provide energy efficiency.


                                  2. [PHOTO]

     2. Solium wire-in full-feature ballasts will be sold to manufacturers of new lighting fixtures and to energy-saving contractors who upgrade less-efficient fluorescent systems.

                                    [PHOTO]

                        John M. Ossenmacher, President,
                                  Solium Inc.

SAFETY EQUIPMENT

Our Safety Equipment divisions (HTL/Kin-Tech and Energy Dynamics) currently develop and manufacture products mainly for the aerospace and defense markets. We are extending the core technologies of these divisions, however, to a variety of nonaerospace applications in areas such as mass transit and oil drilling. The core products include fire-suppression and fire-detection devices, aircraft personnel restraints and pyrotechnics. Other products include flight-control devices, such as cable tension regulators, rudder pedal adjusters and cable disconnects.

Our crew restraints have an excellent market position in all three segments of the aviation industry (commercial, general aviation and military aircraft).

Fire-suppression systems are a traditional strength for our Safety Equipment operations. Our market share in aircraft and military-vehicle fire-suppression is approximately 50 percent. For this market, Triodide(TM) is our ozone-friendly replacement for the fire-suppression agent Halon, which has been banned as an ozone-depleting chemical. We are actively marketing Triodide for aircraft and other fire-suppression applications.

We have been expanding our fire-detection and fire-suppression markets to include other modes of transportation. Our patented thermocouple wire is in use on aircraft and in military fighting vehicles, as well as trains and passenger service vehicles.

Design engineers choose our pyrotechnic devices when system specifications call for small, lightweight components that can perform mechanical functions reliably and rapidly.

                                  1. [PHOTO]

      1. Titanium pressure vessel developed to minimize on-board weight of fire-suppression for the new Boeing 777.

                                  2. [PHOTO]

        2. The Company's patented thermocouple wire, other detectors, controllers and fire-suppression systems supplied to buses using clean-burning alternative fuels.

                                   [PHOTO]
                       Left, Robert L. Day, President,
                            Energy Dynamics Division

                                   [PHOTO]
                    Right, Richard G. Knoblock, President,
                             HTL/Kin-Tech Division

                              [FULL PAGE PHOTO]

MANAGEMENT'S REPORT


The responsibility for the integrity and objectivity of the financial data contained in this annual report rests with the Company's management. The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, and reflect management's best judgements and estimates.

The Company maintains a system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded against loss or unauthorized use, and that the financial records are adequate and can be relied upon to produce financial statements in accordance with generally accepted accounting principles. The system of internal controls consists, in part, of organizational arrangements with clearly defined lines of responsibility and delegation of authority to well trained and qualified people. We believe this structure provides reasonable assurance that transactions are executed in accordance with management's authorization. An important element of the control environment is an ongoing quarterly internal audit program.

To assure the effective administration of a system of internal accounting controls, we disseminate written policies and procedures and develop an environment conducive to the effective functioning of internal controls. These policies and procedures are structured in such a manner to foster the highest ethical standards in the conduct of the Company's business affairs, and to comply with all laws.

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

        [PHOTO]                       [SIGNATURE]

                                      Edgar S. Brower
                                      Chairman,  President and
                                      Chief Executive Officer

                                      [SIGNATURE]

                                      Richard V. Plat
                                      Executive Vice President
                                      Chief Financial Officer

FIVE-YEAR FINANCIAL SUMMARY

Pacific Scientific Company and Subsidiaries

For the Fiscal Years Ended
December 30, 1994, December 31, 1993,               (in thousands except ratios, per share and employee data)
December 25, 1992, December 27, 1991              --------------------------------------------------------------
and December 28, 1990                               1994         1993          1992         1991         1990
================================================================================================================
OPERATIONS DATA
- ----------------------------------------------------------------------------------------------------------------
Sales:
  Electrical Equipment                            $167,302     $128,830      $114,795     $108,519      $111,197
  Safety Equipment                                  67,435       66,723        57,854       64,451        72,709
- ----------------------------------------------------------------------------------------------------------------
   Total sales                                     234,737      195,553       172,649      172,970       183,906
Operating income from:
  Electrical Equipment                              16,948        8,924         8,480        5,662        (1,734)
  Safety Equipment                                   6,568        8,305         5,302        4,229         9,287
  Sale of product lines/division                         -            -             -        9,225         1,293
- ----------------------------------------------------------------------------------------------------------------
  Total                                             23,516       17,229        13,782       19,116         8,846
Less:
  Interest Expense                                   2,666        1,912         1,929        2,966         3,258
  Corporate Expense (net of other income)            5,176        4,111         3,766        4,090         3,812
- ----------------------------------------------------------------------------------------------------------------
Income before taxes                                 15,674       11,206         8,087       12,060         1,776
Taxes on income                                      6,152        2,911         2,690        4,017           312
- ----------------------------------------------------------------------------------------------------------------
Net income                                           9,522        8,295         5,397        8,043         1,464
- ----------------------------------------------------------------------------------------------------------------
Depreciation and amortization                       11,819       10,535         8,881        8,912         7,821
Average number of common
 or common equivalent
 shares outstanding*                                11,233       10,815        10,690       10,668        11,016
- ----------------------------------------------------------------------------------------------------------------
PER COMMON SHARE*
Net sales                                           $20.90       $18.08        $16.15       $16.21        $16.70
Income before accounting change (primary)              .85          .67           .50          .73           .10
Income before accounting change (fully diluted)        .83          .66           .50          .73           .10
Accounting change                                        -          .10             -            -             -
- ----------------------------------------------------------------------------------------------------------------
Net income (fully diluted)                             .83          .76           .50          .73           .10
Dividends                                              .07          .06           .06          .02             -
- ----------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Total assets                                      $172,669     $161,257      $134,567     $135,944      $143,364
Net property                                        31,168       31,450        28,578       28,920        31,302
Long-term debt                                      42,311       44,106        27,981       32,856        39,031
Stockholders' equity                                91,138       80,956        72,359       69,475        63,111
- ----------------------------------------------------------------------------------------------------------------
OTHER DATA
Working capital ratio                                  2.6          2.6           2.5          2.5           2.2
Long-term debt-to-capitalization                       32%          35%           28%          32%           38%
Employees at year-end                                1,848        1,597         1,362        1,382         1,588
Net sales per employee                            $129,000     $126,500      $125,800     $112,600      $101,000
Sales backlog at year-end                           83,555       91,774        77,740       78,749        91,608
Capital expenditures                                 9,495        7,607         7,777        7,509         8,534
================================================================================================================

(The above summary should be read in conjunction with the consolidated financial statements)

*Amounts adjusted to reflect a two-for-one stock split in the form of a 100% stock dividend effective December 16, 1994.

MANAGEMENT'S DISCUSSION & ANALYSIS

RESULTS OF OPERATIONS

The financial results for 1994 improved substantially over those for 1993, as the Company continued to focus on quality, customer service, competitiveness and cost efficiency in both its segments -- Electrical Equipment and Safety Equipment. The accompanying graph shows sales over the last five years for each of these segments, as well as for businesses divested by the Company.

  Sales in 1994 totaled $234.7 million, a 20 percent increase from the prior year. This amount includes $21.6 million from acquisitions occurring during 1993 and 1994. Without the acquisitions, sales would have been up nine percent. Sales in the Electrical Equipment segment were up 30 percent in 1994, and sales in the Safety Equipment segment were up one percent. Without acquisitions, Electrical Equipment sales would have risen 14 percent, and Safety Equipment sales would have fallen by 3 percent, due primarily to reductions in the delivery of new commercial aircraft and in U.S. defense spending. A slight reduction in Safety Equipment sales is anticipated during the coming year. The Company is continuing its efforts to diversify the markets served by its Safety Equipment segment from primarily aerospace and defense to mass transportation, oil drilling and other areas. The Company also intends to increase the maintenance parts, service and repair portions of the business.

  The Company has realized its near-term objective of achieving 20 percent of sales outside the U.S. In 1994, 21 percent of total sales were made outside the U.S., compared to 18 percent in 1993 and 17 percent in 1992. Sales under U.S. defense contracts (as either a prime contractor or a subcontractor), continue to decline as a percentage of total sales. Such sales fell to 16 percent in 1994 from 19 percent and 22 percent in 1993 and 1992, respectively.

  The order backlog at the end of 1994 was $84 million as compared to $92 million and $78 million at the end of 1993 and 1992, respectively. The backlog of orders for Electrical Equipment increased between 1993 and 1994 and decreased for Safety Equipment. The Company continues to obtain large orders in competitive situations -- the result of its demonstrated ability to rapidly produce and deliver quality products at low prices.

  Gross profit margins, as a percentage of sales, are as follows for the past three years:

                                   1994                1993                1992
===============================================================================
Gross profit margin               32.1%               30.7%               30.7%
- -------------------------------------------------------------------------------

  The improvement in gross profit margin in 1994 is attributable to continuing gains in productivity, reductions in manufacturing costs and a "right-sizing" of each operation within the Company. Average gross margin at Fisher Pierce for 1994 was below the Company's average, but reached the Company average at year-end. The long-range outlook for Fisher Pierce is excellent, as its market share continues to rise owing both to new products and improved quality.

  As reported in previous years, the Company learned in 1991 that it did not comply with all U.S. military testing and certification requirements for certain of its inertia reels used in military aircraft since the 1950s. This occurred because the Company had believed that it was supplying a completely proprietary product and, therefore, was not subject to such certification requirements.

                      [SALES OF CONTINUING BUSINESSES CHART]

                          [SALES BY MARKET AREA CHART]

As a result, the delivery of certain inertia reels to the U.S. Air Force has been suspended since mid-1991. Similar products, however, are being purchased by the U.S. Navy under a procure-ment waiver. Although the testing and recertification program has taken much more time than originally expected, the Company still believes the product will be requalified. The suspension of inertia reel deliveries has reduced sales by $0.5 million to $1.0 million per year over the past three years. Since 1991, the Safety Equipment segment has incurred annual expenses of approximately $0.5 million for testing and related procedures associated with obtaining recertification and meeting other requirements of the U.S. military.

  Selling and marketing expenses, as a percentage of sales, are as follows for the past three years:

                                   1994                1993                1992
===============================================================================
Selling and marketing expense     10.3%                9.9%               10.2%
- -------------------------------------------------------------------------------

  Selling and marketing expenses, as a percentage of sales, increased in 1994, owing to rapid growth in the sale of instruments. Such growth normally requires a high level of application assistance, which is recognized as a selling and marketing expense. It is the Company's objective to fully understand the customer's needs and to meet those needs with a high-quality product, a competitive price and a rapid and on-schedule delivery. The Company uses direct salespeople, licensed representatives and distributors to sell its products. Some products are "private branded" for distribution by others. Direct salespeople are employed in both the U.S. and Europe; the trend is toward direct selling where this practice can be economically justified.

  General and administrative expenses, as a percentage of sales, are as follows for the past three years:

                                             1994           1993           1992
===============================================================================
General and administrative expense           9.8%          10.6%          10.6%
- -------------------------------------------------------------------------------

  General and administrative expenses, as a percentage of sales, decreased in 1994. Included in these expenses is the amortization of assets such as patents; of trademarks and other intangibles; and of the excess of cost over net assets of acquired businesses. Such amortization amounted to $1.9 million, $1.7 million and $1.3 million in 1994, 1993 and 1992, respectively. Excluding these noncash amortization expenses, general and administrative expenses, as percentage of sales, would have been 9.0 percent, 9.7 percent and 9.9 percent for 1994, 1993 and 1992, respectively. The decline in the percentage is due to effective expense control and economies of scale which spread corporate expense over a larger sales base.

  The 1994 percentages have not been adjusted for a $1.3 million nonrecurring general and administrative pretax expense arising from the settlement of litigation and related legal costs. Excluding this expense and the above-mentioned amortization expense, general and administrative expenses for 1994 would have been reduced to 8.4 percent of sales.

  Research and development expenses, as a percentage of sales, are as follows for the past three years:

                                             1994          1993           1992
===============================================================================
Research and development expense             4.5%          4.4%           4.8%
- -------------------------------------------------------------------------------

                       [ALLOCATION OF SALES DOLLAR CHART]

           [OPERATING INCOME BEFORE GAINS ON SALE OF PRODUCT LINES CHART]

MANAGEMENT'S DISCUSSION & ANALYSIS

  Total spending on research and development was higher in 1994 than in 1993. Spending for research and development rose during 1994 in the Electrical Equipment segment, but it declined in the Safety Equipment segment. Research and development expense amounted to 5.3 percent of sales in Electrical Equipment and 2.4 percent of sales in Safety Equipment. The ratio of R&D expense to sales is believed to be at the high end of the range for this expense at similar companies for similar product lines. The Company invests heavily in R&D because it intends to remain a leader in the technologies in which it competes. An estimated 25 percent and 50 percent of current annual sales are from products developed in the past three and five years, respectively. Revenues from R&D efforts funded by others are included in net sales in the accompanying financial statements, and the related expenses are included in cost of sales.

          Net interest expense for the past three years is as follows:

(In millions)                                1994          1993            1992
===============================================================================
Net interest expense                         $2.7          $1.9            $1.9
- -------------------------------------------------------------------------------

  The increase in net interest expense in 1994 was due to higher levels of average net borrowing in 1994 and higher effective interest rates. Average rates on short-term borrowings at the end of 1994, 1993 and 1992 were 5.3 percent, 4.3 percent and 4.7 percent, respectively.

  Income before income taxes and the cumulative effect of a change in accounting principle in 1993 has been as follows for the past three years:

(In millions)                                1994          1993            1992
===============================================================================
Pretax income from operations               $15.7         $11.2            $8.1
- -------------------------------------------------------------------------------

  Although the Company has been an active acquirer of businesses, it is important to note that only $0.8 million and $1.5 million of the increase in pretax income in 1994 and 1993, respectively, originated from acquired operations. In 1994, there was also a $1.3 million nonrecurring expense for settlement of litigation and related legal costs. Excluding these amounts, "same store" pretax income before the effect of a change in accounting principle increased 44 percent and 21 percent in 1994 and 1993, respectively.

  The effective income tax rate, as a percentage of pretax income, is as follows for the past three years:

                                             1994          1993            1992
===============================================================================
Effective income tax rate                     39%           35%             33%
- -------------------------------------------------------------------------------

  The effective tax rates were favorably impacted in both 1993 and 1992 by the recognition of tax loss carryovers. The 1993 rate also benefitted from a favorable settlement of certain items questioned by the Internal Revenue Service in connection with a now-completed examination of the Company's federal tax returns for 1986, 1987 and 1988.

  As further described in Note 4 to the financial statements, in 1993 the Company adopted a newly issued accounting standard

                    [RESEARCH AND DEVELOPMENT EXPENSE CHART]

                    [INVENTORY AS PERCENTAGE OF SALES CHART] which changed the Company's previous method of accounting for income taxes. This change resulted in a nonrecurring benefit equal to $1.1 million. The Company estimates that its effective tax rate in 1995 will be approximately 37 percent.

  Net income, before the cumulative effect of a change in account-ing principle in 1993, as a percentage of sales, is as follows for the past three years:

                                             1994          1993            1992
===============================================================================
Net income before cumulative effect
 of change in accounting principle           4.0%          3.7%            3.1%
- -------------------------------------------------------------------------------

  It is the Company's near-term objective to achieve a 5.0 percent net return on sales. The Company continued to progress toward this goal in 1994, increasing the return on sales to 4.9 percent in the fourth quarter from 4.1 percent in the same quarter of 1993.

  After consideration of the two-for-one stock split effected in the form of a dividend effective December 16, 1994, common and common-equivalent shares used in computing primary earnings per share increased by 3.9 percent in 1994. This increase was due to the exercise of stock options and the dilutive effect of stock options granted but not exercised, based on the average price of the Company's common stock traded on the New York Stock Exchange throughout 1994. The fully diluted earnings per share reflect the maximum extent of dilution resulting from outstanding stock options based on the closing price of the Company's common stock traded on the New York Stock Exchange on December 30, 1994. The Company's outstanding convertible debentures were anti-dilutive and were not considered in the calculation of earnings per share.

  Pacific Scientific had 1,848 employees at the end of 1994. Over the past three years, sales per employee (based on the average number of employees, including part-time employees) have been as follows:

                                               1994          1993          1992
===============================================================================
Sales per employee                         $129,000      $126,500      $125,800
- -------------------------------------------------------------------------------

Sales per employee in 1994 increased only slightly because this statistic now includes a full year of operations of the Company's labor-intensive motor-winding operation in Mexico. Previously, the Company had subcontracted the winding of motors. With the Mexican operation excluded, 1994 sales per employee increased to $143,300 per year.

LIQUIDITY AND CAPITAL RESOURCES

The balance sheet of the Company remained strong at the end of 1994. The current ratio of the Company has improved, as shown in the following table:

(In millions)                                1994          1993            1992
===============================================================================
Current Assets                              $90.4         $79.7           $69.4
Current Liabilities                         $35.1         $31.1           $27.7
Working Capital                             $55.3         $48.6           $41.7
Current Ratio                                 2.6           2.6             2.5
- -------------------------------------------------------------------------------

  The Company's experience in collecting receivables from customers has improved. At the end of 1994, average collections of accounts receivable took 57 days compared to 59 days in 1993.

                              [TOTAL ASSETS CHART]

                           [SALES PER EMPLOYEE CHART]

MANAGEMENT'S DISCUSSION & ANALYSIS

  Inventories were $37.3 million at the end of 1994 compared to $33.5 million at the end of 1993, an increase of 11.3 percent compared to a sales increase of 20 percent. Inventory turns were 4.7 times per year at the end of 1994 compared to 4.5 at the end of 1993.

  The Company is continuing environmental remediation at one of its former plant sites and has been designated as potentially responsible, along with other companies, for remediation of certain waste disposal sites. The Company establishes reserves for such costs as are probable and reasonably able to be estimated, and believes that the ultimate liability incurred will not have a material adverse effect on the financial position of the Company.

  At the end of 1994, the Company had cash and short-term investments of $3.4 million, plus $6.1 million of restricted cash representing the proceeds of Industrial Revenue Bonds that the Company issued in 1989 in anticipation of building a new manufacturing facility. Total debt at the end of 1994 -- including both short- and long-term bank debt, convertible subordinated debt and Industrial Revenue Bonds -- totaled $46.0 million, for a debt-less-cash balance of $36.5 million. The ratio of long-term debt to capitalization decreased to 32 percent at the end of 1994 as compared to 35 percent and 28 percent at the end of 1993 and 1992, respectively.

  The Company continued to invest in plant and equipment in 1994 as part of its drive to improve productivity and make its products more competitive. During 1994, 1993 and 1992, the Company invested $9.5 million, $7.6 million and $7.8 million, respectively. Total depreciation and amortization was $11.8 million in 1994 and $10.5 million and $8.9 million in 1993 and 1992, respectively.

  At the end of 1994, the Company had unused lines of credit of $36.9 million. The Company believes that internally generated funds will be sufficient to finance operations, fund planned capital expenditures, pay interest and dividends, and further reduce debt.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Pacific Scientific Company:

We have audited the accompanying consolidated balance sheets of Pacific Scientific Company and subsidiaries as of December 30, 1994, December 31, 1993 and December 25, 1992 and the related consolidated statements of operations, cash flows and stockholders' equity for each of the fiscal years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Pacific Scientific Company and subsidiaries as of December 30, 1994, December 31, 1993 and December 25, 1992, and the results of their operations and their cash flows for each of the fiscal years then ended, in conformity with generally accepted accounting principles.


Costa Mesa, California
February 3, 1995

CONSOLIDATED STATEMENTS OF OPERATIONS

Pacific Scientific Company and Subsidiaries

For the Fiscal Years Ended
December 30, 1994, December 31,
1993, and December 25, 1992              1994             1993             1992
===============================================================================
NET SALES                        $234,737,000     $195,553,000     $172,649,000
- -------------------------------------------------------------------------------
COSTS AND EXPENSES
Cost of sales                     159,409,000      135,487,000      119,702,000
Selling and marketing              24,205,000       19,314,000       17,662,000
General and administrative         23,051,000       20,765,000       18,353,000
Research and development           10,521,000        8,584,000        8,235,000
- -------------------------------------------------------------------------------
   Total costs and expenses       217,186,000      184,150,000      163,952,000
- -------------------------------------------------------------------------------
Operating income                   17,551,000       11,403,000        8,697,000
- -------------------------------------------------------------------------------
OTHER EXPENSE
Interest expense - net             (2,666,000)      (1,912,000)      (1,929,000)
Other income                          789,000        1,715,000        1,319,000
- -------------------------------------------------------------------------------
   Net other expense               (1,877,000)        (197,000)        (610,000)
- -------------------------------------------------------------------------------
Income before income taxes and
  cumulative effect of change
  in accounting principle          15,674,000       11,206,000        8,087,000
Income taxes                       (6,152,000)      (3,971,000)      (2,690,000)
- -------------------------------------------------------------------------------
Income before cumulative
  effect of change in
  accounting principle              9,522,000        7,235,000        5,397,000
Cumulative effect of change
  in accounting principle                   -        1,060,000                -
- -------------------------------------------------------------------------------
Net income                        $  9,522,000    $  8,295,000     $  5,397,000
===============================================================================
EARNINGS PER SHARE
Primary
   Before accounting change              $0.85           $0.67            $0.50
   Change in method of accounting
     for income taxes                        -            0.10                -
- -------------------------------------------------------------------------------
   Primary earnings per share            $0.85           $0.77            $0.50
- -------------------------------------------------------------------------------
Fully Diluted
   Before accounting change              $0.83           $0.66            $0.50
   Change in method of accounting
     for income taxes                        -            0.10                -
- -------------------------------------------------------------------------------
   Fully diluted earnings per share      $0.83           $0.76            $0.50
===============================================================================

(See accompanying notes to consolidated financial statements)

CONSOLIDATED BALANCE SHEETS

Pacific Scientific Company and Subsidiaries

As of December 30, 1994, December 31, 1993 and December 25, 1992                  1994             1993             1992
========================================================================================================================
ASSETS
Current Assets
Cash                                                                      $  1,655,000     $  2,081,000     $  4,567,000
Short-term investments                                                       1,758,000        1,962,000        1,466,000
Trade receivables -- net                                                    43,435,000       36,666,000       33,448,000
Inventories                                                                 37,280,000       33,493,000       26,298,000
Deferred income taxes                                                        4,205,000        3,733,000        2,560,000
Other current assets                                                         2,100,000        1,797,000        1,063,000
- ------------------------------------------------------------------------------------------------------------------------
     Total current assets                                                   90,433,000       79,732,000       69,402,000
Net property                                                                31,168,000       31,450,000       28,578,000
Restricted cash                                                              6,071,000        6,092,000        6,099,000
Note receivable                                                                711,000        4,468,000        4,468,000
Property held for sale                                                       3,300,000               --               --
Other assets -- net                                                         40,986,000       39,515,000       26,020,000
- ------------------------------------------------------------------------------------------------------------------------
     Total assets                                                         $172,669,000     $161,257,000     $134,567,000
========================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Short-term borrowings                                                     $  3,700,000     $  5,250,000     $  3,100,000
Accounts payable                                                            15,826,000       14,426,000       12,985,000
Accrued employee compensation and benefits                                   5,717,000        4,859,000        3,909,000
Other current liabilities                                                    9,904,000        6,580,000        7,683,000
- ------------------------------------------------------------------------------------------------------------------------
     Total current liabilities                                              35,147,000       31,115,000       27,677,000
- ------------------------------------------------------------------------------------------------------------------------
Bank borrowings                                                             19,400,000       21,000,000        4,500,000
7-3/4% convertible subordinated debentures                                  17,286,000       17,481,000       17,481,000
Industrial development bonds                                                 5,625,000        5,625,000        6,000,000
Other long term liabilities                                                  4,073,000        5,080,000        6,550,000
- ------------------------------------------------------------------------------------------------------------------------
Stockholders' equity
Common stock, $1 par value                                                  10,939,000        5,398,000        5,340,000
Additional paid-in capital                                                     727,000        4,791,000        3,904,000
Retained earnings                                                           79,472,000       70,767,000       63,115,000
- ------------------------------------------------------------------------------------------------------------------------
     Total stockholders' equity                                             91,138,000       80,956,000       72,359,000
- ------------------------------------------------------------------------------------------------------------------------
     Total liabilities and stockholders' equity                           $172,669,000     $161,257,000     $134,567,000
========================================================================================================================

(See accompanying notes to consolidated financial statements)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Pacific Scientific Company and Subsidiaries

For the Fiscal Years Ended December 30, 1994,
December 31, 1993 and December 25, 1992

                                                                                 1994              1993            1992
=======================================================================================================================
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                $ 9,522,000       $  8,295,000    $  5,397,000
Depreciation and amortization                                              11,819,000         10,535,000       8,881,000
Deferred income taxes                                                        (170,000)          (457,000)       (237,000)
Decrease in accrued employee benefit plan liabilities                      (1,309,000)          (546,000)       (752,000)
Loss on disposal of property                                                   51,000            531,000         159,000
Cumulative effect of change in accounting principle                                --         (1,060,000)             --
Effect on cash of changes in operating assets and liabilities, net of the effects of business acquisitions and dispositions:
    Trade receivables                                                      (5,849,000)           175,000      (5,006,000)
    Inventories                                                            (3,178,000)        (2,147,000)      3,463,000
    Other current assets                                                     (242,000)          (672,000)      1,465,000
    Accounts payable                                                          294,000             92,000       3,130,000
    Accrued employee compensation and benefits                                859,000            530,000          53,000
    Other current liabilities                                               3,358,000         (5,009,000)      1,473,000
- ------------------------------------------------------------------------------------------------------------------------
    Net cash flows from operating activities                               15,155,000         10,267,000      18,026,000
- ------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property                                                      (9,495,000)        (7,607,000)     (7,777,000)
Payments for business acquisitions, net of cash acquired                   (3,961,000)       (23,687,000)             --
Proceeds from disposition of property                                         227,000            212,000         378,000
Decrease (increase) in short-term investments                                 204,000           (496,000)      3,617,000
Decrease in restricted cash and other assets                                  129,000            248,000          96,000
- ------------------------------------------------------------------------------------------------------------------------
    Net cash flows from investing activities                              (12,896,000)       (31,330,000)     (3,686,000)
- ------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of long-term debt                                               (1,795,000)          (375,000)     (4,875,000)
Repayments of short-term debt                                              (1,550,000)                --      (4,900,000)
Issuances of common stock                                                   1,477,000            945,000         152,000
Cash dividends on common stock                                               (817,000)          (643,000)       (640,000)
Debt proceeds                                                                      --         18,650,000              --
Repurchases of stock                                                               --                 --      (1,679,000)
Cash dividends on preferred stock                                                  --                 --        (124,000)
- ------------------------------------------------------------------------------------------------------------------------
    Net cash flows from financing activities                               (2,685,000)        18,577,000     (12,066,000)
- ------------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in Cash                                              (426,000)        (2,486,000)      2,274,000
Cash, Beginning of Year                                                     2,081,000          4,567,000       2,293,000
- ------------------------------------------------------------------------------------------------------------------------
Cash, End of Year                                                        $  1,655,000       $  2,081,000    $  4,567,000
- ------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL INFORMATION
Interest payments                                                        $  3,210,000       $  2,603,000    $  2,817,000
Income tax payments                                                         5,190,000          6,192,000       1,932,000
Assets acquired                                                             5,103,000         29,364,000              --
Liabilities assumed                                                         1,142,000          5,677,000              --
========================================================================================================================

         (See accompanying notes to consolidated financial statements)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Pacific Scientific Company and Subsidiaries


                                                                                       Additional
For the Fiscal Years Ended December 30, 1994,         Preferred          Common           Paid-In       Retained
December 31, 1993 and December 25, 1992                   Stock           Stock           Capital       Earnings              Total
===================================================================================================================================
Stockholders' Equity, December 27, 1991             $ 1,990,000     $ 5,335,000       $ 3,749,000    $58,401,000        $69,475,000
Net Income for the Year                                      --              --                --      5,397,000          5,397,000
Preferred Stock Dividends                                    --              --                --        (43,000)           (43,000)
Common Stock Dividends                                       --              --                --       (640,000)          (640,000)
Exercise of Employee Options                                 --           5,000            52,000             --             57,000
Repurchase of Preferred Stock                        (1,990,000)             --             8,000             --         (1,982,000)
Amortization of Restricted Stock Award                       --              --            95,000             --             95,000
- -----------------------------------------------------------------------------------------------------------------------------------
Stockholders' Equity, December 25, 1992                      --       5,340,000         3,904,000     63,115,000         72,359,000
Net Income for the Year                                      --              --                --      8,295,000          8,295,000
Common Stock Dividends                                       --              --                --       (643,000)          (643,000)
Exercise of Employee Options                                 --          58,000           793,000             --            851,000
Amortization of Restricted Stock Award                       --              --            94,000             --             94,000
- -----------------------------------------------------------------------------------------------------------------------------------
Stockholders' Equity, December 31, 1993                      --       5,398,000         4,791,000     70,767,000         80,956,000
Two-for-One Stock Split                                      --       5,469,000        (5,469,000)            --                 --
Net Income for the Year                                      --              --                --      9,522,000          9,522,000
Common Stock Dividends                                       --              --                --       (817,000)
Exercise of Employee Options                                 --          67,000         1,120,000             --          1,187,000
Conversion of Debentures                                     --           5,000           190,000             --            195,000
Amortization of Restricted Stock Award                       --              --            95,000             --             95,000
- -----------------------------------------------------------------------------------------------------------------------------------
Stockholders' Equity, December 30, 1994                      --     $10,939,000        $  727,000    $79,472,000        $91,138,000
===================================================================================================================================

(See accompanying notes to consolidated financial statements)

FINANCIAL INFORMATION ABOUT INDUSTRY SEGMENTS

Pacific Scientific Company and Subsidiaries

                                                                                        Corporate
                                                                                          Expense
                                                      Electrical          Safety           Net of            Net
                                   Consolidated        Equipment       Equipment     Other Income       Interest
================================================================================================================
Year Ended December 30, 1994
Net Sales                          $234,737,000     $167,302,000     $67,435,000              --              --
Pretax Income                        15,674,000       16,948,000       6,568,000      (5,176,000)     (2,666,000)
Depreciation and Amortization        11,819,000        7,939,000       3,751,000         129,000              --
Capital Spending(2)                   9,495,000        6,127,000       3,348,000          20,000              --
Identifiable Assets(1)              172,669,000      110,252,000      46,645,000      15,772,000              --
- ----------------------------------------------------------------------------------------------------------------
Year Ended December 31, 1993
Net Sales                           195,553,000      128,830,000      66,723,000              --              --
Pretax Income                        11,206,000        8,924,000       8,305,000      (4,111,000)     (1,912,000)
Depreciation and Amortization        10,535,000        7,212,000       3,188,000         135,000              --
Capital Spending                      7,607,000        4,565,000       3,035,000           7,000              --
Identifiable Assets                 161,257,000       98,494,000      50,203,000      12,560,000              --
- ----------------------------------------------------------------------------------------------------------------
Year Ended December 25, 1992
Net Sales                           172,649,000      114,795,000      57,854,000              --              --
Pretax Income                         8,087,000        8,480,000       5,302,000      (3,766,000)     (1,929,000)
Depreciation and Amortization         8,881,000        6,355,000       2,376,000         150,000              --
Capital Spending                      7,777,000        6,584,000       1,179,000          14,000              --
Identifiable Assets                 134,567,000       78,659,000      44,797,000      11,111,000              --
================================================================================================================

(1) Identifiable assets are those used by the industry segment involved, or an allocated portion of assets used jointly by two or more segments. Intangibles and other assets arising from acquisitions of businesses are allocated to the related segment. General corporate assets primarily consist of cash and certain other property.

(2) Capital spending is shown exclusive of property purchased in conjunction with the acquisition of businesses (Note 7).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pacific Scientific Company and Subsidiaries

For the Fiscal Years Ended December 30, 1994, December 31, 1993 and December25, 1992

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

Fiscal Year

The Company's fiscal year ends on the last Friday in December. References to 1994, 1993 and 1992 in these financial statements refer to the fiscal years ended December 30, 1994, December 31, 1993 and December 25, 1992, respectively.

Long-Term Contracts

The Company enters into some long-term fixed price contracts for the production of products. For financial statement purposes, sales are generally recorded as deliveries are made on the percentage-of-completion basis of accounting. Unbilled costs on these contracts are included in inventory balances in the accompanying consolidated financial statements. Progress payments are netted against work-in-process inventory balances and were $856,000, $2,346,000 and $1,803,000 at the end of 1994, 1993 and 1992, respectively. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

Fair Value of Financial Instruments

The recorded amounts of cash, trade receivables, accounts payable and short- and long-term borrowings approximate their fair values.

  At December 30, 1994, all of the Company's investments represent short-term available-for-sale securities and have been recorded at fair value which approximates historical cost of the investments. These investments are primarily composed of debt securities of municipalities of the Commonwealth of Puerto Rico with contractual maturities beginning in 1998 or later.

  Fair values are estimated using quoted market prices and other appropriate valuation techniques based on information available as of December 30, 1994.

Trade Receivables

Trade receivables are presented net of the related allowance for doubtful accounts, which at year-end totaled $929,000, $668,000 and $629,000 in 1994, 1993 and 1992, respectively. Allowances are determined principally on the basis of past collection experience.

Inventories

Inventories are stated at the lower of average cost or market and at year-end consist of the following:

(In thousands)                             1994            1993            1992
===============================================================================
Finished goods                          $ 4,263         $ 3,914         $ 3,281
Work-in-process                          11,866          13,244          11,237
Raw material and purchased parts         21,151          16,335          11,780
- -------------------------------------------------------------------------------
 Total inventories                      $37,280         $33,493         $26,298
- -------------------------------------------------------------------------------

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

  Net property at year-end consists of the following:

(In thousands)                             1994            1993            1992
===============================================================================
Land, building and improvements         $13,187         $ 9,160         $ 8,762
Machinery and equipment                  70,630          65,967          54,944
- -------------------------------------------------------------------------------
 Total                                   83,817          75,127          63,706
Less accumulated depreciation            52,649          43,677          35,128
- -------------------------------------------------------------------------------
 Net property                           $31,168         $31,450         $28,578
- -------------------------------------------------------------------------------

Other Assets

Other assets at year-end consist of the following, net of accumulated amortization:

(In thousands)                                    1994        1993         1992
===============================================================================
Excess of cost over net assets of
 acquired businesses                           $35,143     $32,936      $20,237
Patents, trademarks, purchased
 technology and other intangibles                4,130       4,952        4,253
Notes receivable and other assets                1,713       1,627        1,530
- -------------------------------------------------------------------------------
 Total other assets - net                      $40,986     $39,515      $26,020
- -------------------------------------------------------------------------------

  The excess of cost over net assets of acquired businesses is amortized, using the straight-line method, over periods not exceeding 40 years. Patents, trademarks, purchased technology and other intangibles are amortized, using the straight-line method, over estimated useful lives of 5 to 17 years. The Company periodically reviews goodwill to assess recoverability, and impairments would be recognized in operating results if a permanent diminution in value were to occur. Accumulated amortization of other assets at year-end totaled $11,815,000, $9,874,000 and $8,126,000 in 1994, 1993 and 1992, respectively.

Earnings per Share

Net income per common and common equivalent share is computed by dividing net income, adjusted in 1992 for dividends on preferred stock, by the average number of shares of common stock and dilutive common stock equivalents (stock options) outstanding each year, totaling 11,233,000 in 1994, 10,815,000 in 1993 and 10,690,000 in 1992. Fully diluted net income per share for 1994 reflects the maximum dilution, based on the closing price of the Company's common stock as traded on the New York Stock Exchange on December 30, 1994, and is computed based on 11,436,000 shares. Shares used for calculating fully diluted earnings in 1993 and 1992 totaled 11,010,000 and 10,761,000, respectively. The computation of primary and fully diluted earnings per share does not include the effect of the potential conversion of the Company's convertible subordinated debentures, as these securities are not considered common stock equivalents and were anti-dilutive in the computation of fully diluted earnings per share.

Other

On December 8, 1994, the Company declared a two-for-one stock split of the Company's common stock, in the form of a 100% stock dividend, payable on January 9, 1995 to stockholders of record on December 16, 1994. All share and per share amounts included in the accompanying consolidated financial statements and notes have been retroactively adjusted to reflect the two-for-one stock split.

Reclassifications

Certain amounts previously reported for 1992 and 1993 have been reclassified to conform to the 1994 financial statement presentation.

2. BORROWINGS

In 1983, the Company issued $30,000,000 of 7 3/4% convertible subordinated debentures, which are convertible into common stock at any time prior to maturity at a conversion price of $38 per share. As a result of the two-for-one stock split, more fully described in Note 1, this conversion price was reduced to $19 per share. The Company is required to commence annual sinking fund payments in 2001, sufficient to retire $2,286,000 of the debentures by 2002, with all remaining debentures becoming due on June 15, 2003. Interest is payable semiannually on June 15 and December 15. The debentures can be redeemed by the Company at par. The debentures are subordinated to all of the Company's existing and future senior debt. The indenture agreement places restrictions on the aggregate amount of common stock dividends payable and the repurchase of the Company's common stock. At December 30, 1994, over $60,000,000 of retained earnings were unrestricted under these provisions.

  The Company maintains $60,000,000 of unsecured lines of credit, of which $23,100,000 was outstanding and an additional $2,500,000 was committed to back standby letters of credit on December 30, 1994. All $60,000,000 can be borrowed at rates that do not exceed one percent (1%) over the London Interbank Offered Rate (LIBOR) or at the bank's prime rate. The average interest rate on borrowed funds at the end of 1994 was 5.3%. Of the unsecured lines of credit at December 30, 1994, $20,000,000 was classified as a short-term working capital line, of which $3,700,000 is outstanding; and $40,000,000 was a long-term committed credit line, of which $19,400,000 was outstanding. The long-term credit lines expire on July 31, 1996.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pacific Scientific Company and Subsidiaries

  In October 1989, the Company issued $7,500,000 of 30-year industrial development revenue bonds to finance the construction of an industrial facility in the city of Oxnard, California, for use by the Company's Electro Kinetics Division. These bonds have a floating interest rate, adjusted weekly, based on current market rates for tax-exempt bonds (interest rate at December 30, 1994 was 5.95%). The Company is obligated to pay the remaining principal balance of $5,625,000 in 2019. The portion of the bond proceeds not yet expended for construction costs is held in trust and classified as restricted cash of $6,071,000 in the accompanying consolidated balance sheet at December 30, 1994.

  The bank agreement and industrial development bonds have loan covenants which require the Company to maintain certain financial statement ratios. The Company is in compliance with all required ratios at December 30, 1994.

  Debt, including the short-term portion at December 30, 1994, matures as follows: 1995, $3,700,000; 1996, $19,400,000; 1997, 1998 and 1999, none; later years, $22,911,000.

3. EMPLOYEE RETIREMENT BENEFIT PLANS

The Company has noncontributory defined benefit pension plans covering substantially all of its U.S. employees. Non-U.S. subsidiaries have separate plans. Benefits are generally determined by a formula based on years of service, final average salary and estimated social security benefits. In addition, the Company has a non-qualified supplemental defined benefit plan applicable to certain senior executives and a directors retirement plan, both of which provide unfunded benefits. Pension expense for the qualified plan totaled $1,116,000, $728,000 and $549,000 in 1994, 1993 and 1992, respectively.

Pension expense consists of the following components:

(In thousands)                                     1994       1993     1992 / N
===============================================================================
Benefits earned during the year                 $ 1,792    $ 1,486      $ 1,522
Interest on projected benefit obligation          3,555      3,468        3,372
Gain on plan assets                              (4,132)    (4,189)      (4,292)
Net amortization and deferral                       (99)       (37)         (53)
- -------------------------------------------------------------------------------
Net pension expense                             $ 1,116    $   728      $   549
- -------------------------------------------------------------------------------

  The following is a reconciliation of the funded status of the qualified plans, including the amount included in current and non-current employee benefit plan liabilities in the accompanying consolidated balance sheets. Pension plan assets consist of corporate equity and debt securities, unallocated insurance contracts, real estate and short-term investments. The amounts shown for 1994 are estimates made by the plans' actuary, while the amounts for 1993 and 1992 have been adjusted to amounts based on final calculations performed by the plans' actuary.

(In thousands)                                               1994        1993        1992
=========================================================================================
Actuarial present value of accumulated plan benefits:
  Vested                                                 $ 42,759    $ 42,720    $ 36,629
  Non-vested                                                1,407       1,549       1,206
- -----------------------------------------------------------------------------------------
 Total                                                     44,166      44,269      37,835
Effect of estimated future salary increase                  4,584       4,586       4,365
- -----------------------------------------------------------------------------------------
Projected benefit obligation                               48,750      48,855      42,200
Plan assets at fair market value                          (48,486)    (45,094)    (42,060)
- -----------------------------------------------------------------------------------------
Projected benefit obligation over plan assets                 264       3,761         140
Unrecognized transition asset                                 757       1,072       1,387
Unrecognized net actuarial experience gain (loss)             584      (2,319)      1,637
- -----------------------------------------------------------------------------------------
Recorded pension liabilities                             $  1,605    $  2,514     $ 3,164
- -----------------------------------------------------------------------------------------

  Significant assumptions used in the determination of pension expense at the beginning of each fiscal year consist of the following:

                                                     1994       1993       1992
===============================================================================
Discount rate on projected benefit obligation        7.5%       8.5%       8.5%
- -------------------------------------------------------------------------------
Long-term rate of return on plan assets             8.75%      9.25%      10.0%
- -------------------------------------------------------------------------------
Rate of future salary increases                      4.5%       5.0%       5.0%
- -------------------------------------------------------------------------------

  During 1994, the Company changed the expected rate of return on pension assets from 9.25% to 8.75%. The effect of this change was an increase in 1994 pension expense of $225,000. At the end of 1994, the Company changed the assumed discount rate from 7.5% to 8.5%, and revised its demographic assumptions. These changes caused a net decrease in the projected bene-fit obligation of $2,600,000.

  The Company uses the projected unit credit method for determining both pension expense and the annual contribution to the plans. The Company's funding policy is to contribute an amount subject to the minimum and maximum contributions allowed for federal income tax purposes. Cumulative contributions to the plans have in total been less than recorded pension expense, due to Internal Revenue Service limitations on contributions to plans which have been defined by income tax regulations as being overfunded. The difference between cumulative pension expense and contributions has been classified in current and non-current liabilities in the accompanying consolidated balance sheets, based on expected contribution funding dates.

  The Company also has a defined contribution employee savings plan available to substantially all of its U.S. employees. For participating employees, the Company makes a matching contribution up to a percentage of employee contributions, as defined. Matching contribution expense for the plan totaled $906,000, $718,000 and $639,000 in 1994, 1993 and 1992, respectively.

4. INCOME TAXES

The income tax provision consists of the following:

(In thousands)                             1994            1993            1992
===============================================================================
Current
 Federal income taxes                    $4,840          $3,416          $2,341
 State and foreign income taxes           1,482           1,012             586
- -------------------------------------------------------------------------------
Total current tax provision               6,322           4,428           2,927
Deferred                                   (170)           (457)           (237)
- -------------------------------------------------------------------------------
Total income tax provision               $6,152          $3,971          $2,690
- -------------------------------------------------------------------------------

  The differences between the income tax provision and income taxes computed using the U.S. Federal statutory income tax rates (35% in 1994 and 1993 and 34% in 1992) consist of the following:

(In thousands)                                       1994       1993       1992
===============================================================================
Tax at U.S. Federal rate                           $5,486     $3,922     $2,748
State income taxes, net of Federal tax benefit        709        571        380
Amortization of certain other assets                  330        253        202
Tax benefit of foreign sales corporation             (200)      (220)      (166)
Effect of foreign operations                          187        193        273
Tax benefit of research and development credits      (100)      (465)      (222)
Tax benefit of IRS examination settlement               -       (264)         -
Tax benefit of loss and credit carryforwards            -          -       (674)
- -------------------------------------------------------------------------------
Other                                                (260)       (19)       149
- -------------------------------------------------------------------------------
  Income tax provision                             $6,152     $3,971     $2,690
- -------------------------------------------------------------------------------

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

  Additionally, in connection with the adoption of SFAS 109, the Company's net deferred tax asset was increased by approximately $580,000 to record the benefit of net operating losses related to the acquisition of High Yield Technology, Inc. with a corresponding decrease to previously recognized intangible assets. The decrease resulted in an immaterial reduction of amortization expenses in 1994 and 1993.

  The Company has available tax net operating losses, subject to certain limitations, of approximately $2,500,000 which expire at various dates through 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pacific Scientific Company and Subsidiaries

  Net deferred taxes of $2,370,000 at December 30, 1994 and $2,200,000 at December 31, 1993 were related to:

(In thousands)                          1994                     1993
- -------------------------------------------------------------------------------
                                 Current      Long-Term    Current    Long-Term
===============================================================================
ASSETS
 Inventory                        $2,007              -     $2,027            -
 Employee Benefits                     -         $  877          -       $1,156
 Accrued Liabilities               1,138              -        820            -
 Net Operating Losses                347            585          -          800
 Warranty Liabilities                502              -        523            -
 Environmental Liabilities             -            301          -          403
 Receivables                         337              -        242            -
 Other                               101              -        203           84
 Valuation Allowance                (227)          (332)         -         (272)

LIABILITIES
 Property                              -         (2,615)         -       (2,897)
 Patents/Trademarks                    -           (633)         -         (807)
 Other                                 -            (18)       (82)           -
- -------------------------------------------------------------------------------
Net Deferred Tax Asset
 (Liability)                      $4,205        ($1,835)    $3,733      ($1,533)
- -------------------------------------------------------------------------------

  The valuation allowance was increased by $287,000 during 1994.

5. STOCKHOLDERS' EQUITY

The Company has authorized 2,000,000 shares of preferred stock and 15,000,000 shares of common stock, of which 10,939,000 shares of common stock were outstanding at December 30, 1994.

  The Company maintains a stock option plan which provides for the granting of options for the purchase of common stock to the officers and certain other key employees. No compensation expense has been recorded, since the options have exercise prices which are equal to the fair market value of the stock on the respective dates of grant. Stock options outstanding represent cumulative grants of options from the 1992 plan and two predecessor plans. The 1992 plan limits options available for grant to 637,574 shares of common stock and additionally provides for options canceled to become available for future grants. Stock option activity during 1994, 1993 and 1992 consists of the following:

                                                 1994         1993         1992
===============================================================================
Stock options outstanding,
 beginning of year                            832,312      657,002      789,602
Options granted
 (per share: $5.125 to $17.50)                324,800      345,960        5,000
Options canceled
 (per share: $4.375 to $8.00)                 (30,750)     (54,650)    (127,600)
Options exercised
 (per share: $4.375 to $8.00)                (133,590)    (116,000)     (10,000)
- -------------------------------------------------------------------------------
Stock options outstanding, end of year        992,772      832,312      657,002
- -------------------------------------------------------------------------------
Stock options exercisable, end of year        385,058      449,252      545,252
- -------------------------------------------------------------------------------
Options available for grant, end of year        6,214      300,264      637,574
- -------------------------------------------------------------------------------

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

6. BUSINESS ACQUISITIONS

In April 1994, the Company purchased the business and assets of Royce Thompson Electric Limited for $1,500,000. The acquisition extends the Company's participation into the outdoor lighting control market in the United Kingdom. The purchase price exceeded the fair market value of the net tangible assets acquired by approximately $400,000. Had the acquisition occurred at the beginning of 1993, there would have been no material impact upon the Company's results of operations in either 1993 or 1994.

  In August 1993, the Company purchased all the outstanding shares of capital stock of Automation Intelligence, Inc. for $3,400,000 plus contingent considerations dependent on the sales growth of the acquired company over a three-year period. Contingent consideration for the year ended December 30, 1994 amounted to $255,000 and was accounted for as an addition to the excess of costs over net assets acquired. This acquisition was made to acquire the capability to develop automation software and systems using the Company's motors. The purchase price exceeded the fair market value of the net tangible assets acquired by approximately $3,600,000. Had the acquisition occurred at the beginning of 1992, there would have been no material impact upon the Company's results of operation in either 1992 or 1993.

  In July 1993, the Company purchased all the outstanding shares of capital stock of Powertec Industrial Corporation (Powertec) for $14,100,000. The Company also paid $600,000 to the founder of Powertec in exchange for a five-year non-competition agreement. The acquisition was made to extend the power range of the Company's product line of brushless motors and controls. The purchase price exceeded the fair market value of the net tangible assets acquired by approximately $10,800,000.

  In April 1993, the Company purchased certain operating assets, excluding real estate, of Unidynamics/Phoenix, Inc. for approximately $6,000,000 which approximated the fair value of the assets acquired.

  Had the acquisitions of Powertec and Unidynamics/Phoenix occurred as of the beginning of fiscal year 1992, unaudited pro forma net sales, income from operations before taxes and cumulative effect of a change in accounting principle, net income and net income per common and common equivalent share would have been as follows:

(In thousands, except per share amounts)                      1993         1992
===============================================================================
Net sales                                                 $208,400     $199,619
Income from operations before taxes and cumulative
 effect of a change in accounting principle                 11,395        7,763
Net income                                                   7,348        5,204
Net income per common and common equivalent share
 before accounting change                                     0.67         0.48
- --------------------------------------------------------------------------------

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

  In October 1990, the Company acquired all of the outstanding stock of High Yield Technology, Inc. (HYT) for $2,900,000 plus contingent considerations dependent on HYT's sales growth over the following five years. During 1993, the first of the two contingency payments was made. This payment of $193,000 was accounted for as an addition to the excess of cost over net assets acquired. The final contingent payment is due in 1995 and is computed as a percentage of net sales, as defined, of fiscal year 1994. Amounts accrued for this payment are approximately $2,500,000 and are accounted for as an addition to the excess of cost over net assets acquired.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pacific Scientific Company and Subsidiaries

7. SALE OF REAL ESTATE

In December 1989, the Company sold real property in Anaheim, California for $6,375,000, of which $2,000,000 was received in cash and $4,375,000 was received in the form of a note secured by a first trust deed covering the property.

  In September 1991, the maker of the note, a real estate developer, alleged various matters and filed an action in the Superior Court of the State of California naming the Company as a defendant.

  In November 1993, the California Superior Court, as a result of a jury decision, found in favor of the Company and ordered a judicial foreclosure on the property in satisfaction of the unpaid principal and interest on the note. The court also awarded damages to the Company.

  In August 1994, the Company acquired the property at an auction in exchange for a reduction in the note receivable of $2,800,000, and paid approximately $500,000 in delinquent property taxes and related expenses. The real estate is now recorded as a "property held for sale" at $3,300,000, which approximates fair value based on current appraisals. The unpaid interest and principal on the note was reduced by the value of the reacquired property.

  The Company is seeking full recovery of the amounts awarded by the Court.

8. OPERATING LEASES

The Company leases certain facilities and equipment under non-cancelable operating leases which require the following minimum future rental payments:
1995, $4,584,000; 1996, $3,823,000; 1997, $3,436,000; 1998, $2,576,000; 1999,
$1,769,000; later years, $1,868,000. Rental expense was $5,719,000, $5,061,000 and $4,612,000 in 1994, 1993 and 1992, respectively.

9. INFORMATION BY INDUSTRY SEGMENT

Financial information by industry segment for fiscal years 1994, 1993 and 1992 is summarized on page 29 of this report.

  Export sales of $49,321,000 in 1994, $34,483,000 in 1993 and $29,317,000 in
1992 were primarily to customers in Europe and Asia.

  The Company's net sales under prime contracts to defense agencies of the U.S. Government were $8,096,000 in 1994, $9,471,000 in 1993 and $12,367,000 in 1992.

10. SUBSEQUENT EVENT

On December 31, 1994, the first day of the 1995 fiscal year, the Company purchased all the outstanding common shares of Eduard Bautz GmbH, a German manufacturer of high performance motors and controls, for approximately $15,000,000. The acquisition was made to increase the participation of the Company in the market for electric motors and related products in Germany. The acquisition, which will be accounted for using the purchase method of accounting, is expected to result in approximately $7,500,000 in excess of cost over net tangible assets acquired.

11. DIVIDEND AND  QUARTERLY INFORMATION (Unaudited )

In October 1991, the Company resumed its policy of paying regular quarterly cash dividends on its outstanding common stock. The first dividend of $0.015 per share was paid January 6, 1992 to shareholders of record as of December 20, 1991. Cash dividends of $0.015 per share continued to be paid each quarter until December 1994 when, concurrent with the two-for-one stock split, the dividend was raised to $0.03 per share payable January 2, 1995.

  The annual dividend rate on the Company's previously outstanding Series B, 10% Non-Convertible Preferred Stock was $1.00 per share. Dividends earned were $43,000 in 1992. In 1992, the Company redeemed all the remaining shares of this issue of Preferred Stock.

  Selected quarterly information for fiscal years 1994, 1993 and 1992 follows on page 37.

Dividend and Quarterly Information (Unaudited)

(Dollars in thousands, except per share data)                Q-1      Q-2      Q-3      Q-4      Year
=====================================================================================================
1994
 Net sales                                               $51,585  $57,188  $59,840  $66,124  $234,737
 Gross profit                                             15,945   18,504   19,807   21,072    75,328
 Net income                                                1,674    2,243    2,282    3,323     9,522
 Net income per common share (fully diluted)                0.15     0.20     0.21     0.29      0.83
- -----------------------------------------------------------------------------------------------------
Stock Price
 High                                                    $ 13.32  $ 14.25  $ 13.94  $ 23.75   $ 23.75
 Low                                                       10.69    10.88    11.19    14.00     10.69
 Close                                                     11.19    12.50    13.82    20.25     20.25
- -----------------------------------------------------------------------------------------------------
1993
 Net sales                                                41,379   49,927   47,931   56,316   195,553
 Gross profit                                             12,610   14,831   15,171   17,454    60,066
 Income before accounting change                           1,128    1,633    2,167    2,307     7,235
 Accounting change                                         1,060       --       --       --     1,060
- -----------------------------------------------------------------------------------------------------
 Net income                                                2,188    1,633    2,167    2,307     8,295
 Net income per common share
  Before accounting change                                   .11      .15      .20      .21       .66
  Accounting change                                          .10       --       --       --       .10
- -----------------------------------------------------------------------------------------------------
   Total net income per common share (fully diluted)         .21      .15      .20      .21       .76
- -----------------------------------------------------------------------------------------------------
Stock Price
 High                                                    $  8.00  $  7.75  $  8.82  $ 11.94   $ 11.94
 Low                                                        7.00     6.07     7.32     8.44      6.07
 Close                                                      7.63     7.44     8.82    11.07     11.07
- -----------------------------------------------------------------------------------------------------
1992
 Net sales                                                40,983   43,362   42,062   46,242   172,649
 Gross profit                                             12,874   13,468   12,873   13,732    52,947
 Net income                                                1,111    1,219    1,457    1,610     5,397
 Net income per common share (fully diluted)                 .10      .12      .14      .15       .50
- -----------------------------------------------------------------------------------------------------
Stock Price
 High                                                    $  5.94  $  6.69  $  6.88  $  7.81   $  7.81
 Low                                                        4.63     5.69     6.13     6.00      4.63
 Close                                                      5.75     6.19     6.50     7.81      7.81
- -----------------------------------------------------------------------------------------------------

CORPORATE INFORMATION

BOARD OF DIRECTORS

(Listed in order of election)

William A. Preston (1979)
Chairman
APM, Inc.

Harry W. Todd (1983)
Managing Partner
Carlisle Enterprises L.P.

Ralph O. Briscoe (1985)
Business Consultant

Edgar S. Brower (1985)
Chairman of the Board

Thomas S. Stafford (1987)
Chairman
Omega Watch Corporation of America

Walter F. Beran (1987)
Chairman
Pacific Alliance Group

Millard H. Pryor, Jr. (1992)
Managing Director
Pryor & Clark Company

Ralph D. Ketchum (1994)
President
RDK Capital, Inc.

OFFICERS

Edgar S. Brower
President and Chief Executive Officer

Richard V. Plat
Executive Vice President
Chief Financial Officer and Secretary

William L. Nothwang
Controller

Peer A. Swan
Treasurer

Steven L. Breitzka
Vice President

Robert L. Day
Vice President

William T. Fejes
Vice President

Richard G. Knoblock
Vice President

Joseph R. Monkowski
Vice President

Ronald B. Nelson
Vice President

John M. Ossenmacher
Vice President

DIVISIONS AND SUBSIDIARIES

Divisions

Electro Kinetics
Santa Barbara, California

Energy Dynamics
Chandler, Arizona

Fisher Pierce
Weymouth, Massachusetts

HTL/Kin-Tech
Duarte, California
Yorba Linda, California

HIAC/ROYCO
Silver Spring, Maryland

Motion Technology
Charlestown, Massachusetts

Motor & Control
Rockford, Illinois
Broomfield, Colorado

Subsidiaries

Automation Intelligence, Inc.
Duluth, Georgia

Eduard Bautz GmbH
Weiterstadt, Germany

High Yield Technology, Inc.
Sunnyvale, California

Pacific Scientific International
  Sales Corporation
St. Thomas, U.S. Virgin Islands

Pacific Scientific GmbH
Leonberg, Germany

Pacific Scientific Ltd.
Buckinghamshire, England

Pacific Scientific S.A.R.L.
Palaiseau, France

Powertec Industrial Corporation
Rock Hill, South Carolina

Royce Thompson Ltd.
Birmingham, England

Solium Inc.
Randolph, Massachusetts

STOCKHOLDER INFORMATION

Form 10-K Report

The Company, on written request, will provide free of charge to each stockholder, a copy of the Form 10-K as filed with the Securities and Exchange Commission. In addition, the Company will furnish a requesting stockholder any exhibit not contained in the Form 10-K upon payment of a fee. All written requests should be directed to:

Investor Relations Department
Pacific Scientific Company
620 Newport Center Drive, Suite 700
Newport Beach, California 92660

Transfer Agent and Registrar
Chemical Trust Company of California
Los Angeles, California
(800) 356-2017

Annual Meeting
Wednesday, April 26, 1995, 10:00 AM
Newport Center Conference Center
610 Newport Center Drive, Suite 130
Newport Beach, California 92660

Market
New York Stock Exchange

Stock Symbol
PSX

Dividend Payment
Dividends on the Company's common stock are expected to be paid on or about:
April 3, July 3, October 2, 1995 and January 2, 1996.

Legal Counsel
Paul, Hastings, Janofsky & Walker
Los Angeles, California

Independent Accountants
Deloitte & Touche LLP
Costa Mesa, California

Corporate Headquarters
Pacific Scientific Company
620 Newport Center Drive, Suite 700
Newport Beach, California 92660
Telephone (714) 720-1714
Telefax (714) 720-1083

Design and production: BLOCH+COULTER Santa Monica, California
Entire annual report is printed on recycled paper

[PACIFIC SCIENTIFIC LOGO]

620 NEWPORT CENTER DRIVE

NEWPORT BEACH, CALIFORNIA 92660

                           PACIFIC SCIENTIFIC COMPANY

                                    APPENDIX

                                   FORM 10-K

FISCAL HIGHLIGHTS

PAGE 1

Graph 1 Bar Chart showing Sales (Dollars in Millions) for the years 1992 through 1994.

                          1992                              172.7
                          1993                              195.6
                          1994                              234.7

Graph 2 Bar Chart showing Earnings per Share (Fully Diluted - Cents per Share) for the years 1992 through 1994.

                                                                 1992                1993             1994
                                                                 ----                ----             ----

                          Operations                             .50                 .66              .83
                          Cumulative effect of
                            Accounting Change                      -                 .10                -

Graph 3 Bar Chart showing Year End Closing Price of Stock (Dollars per Share) for years 1992 through 1994.

                          1992                               7.82
                          1993                              11.07
                          1994                              20.25


LETTER TO THE STOCKHOLDERS

PAGE 2

Photo            Photo of Edgar S. Brower, Chairman, President and CEO.


ELECTRICAL EQUIPMENT

PAGE 4

Photo Full page photo showing various types and sizes of motors and controls manufactured by the Motor & Control Division.


PAGE 5

Photo 1          Photo of a low-cost brushless DC motor.

Photo 2          Photo of a 2-inch stepper motor.


Photo 3          Photo of Ronald B. Nelson, President, Motor & Control Division

Photo Full page photo of various types of motors and controls manufactured by Motor & Control Division.


PAGE 7

Photo 1 Photo of a "The Millennium(TM) Drive", a brushless DC motor drive.

Photo 2          Photo of a 35kw high-speed starter-generator.


PAGE 8

Photo 1          Photo of an Indexer-Drive Combination.

Photo 2          Photo of a motion controller.

Photo 3          Photo of William T. Fejes, President, Motion Technology
                 Division


PAGE 9

Photo Full page photo of drives and controls manufactured by the Motion Technology Division.


PAGE 10

Photo Full page photo showing various types of outdoor lighting controls and power-distribution controls.


PAGE 11

Photo 1          Photo of a fault indicator equipped with a radio transmitter.

Photo 2          Photo of an outdoor lighting control.

Photo 3          Photo of Steven L. Breitzka, President, Fisher Pierce Division


PAGE 12

Photo 1          Photo of an external modular particle sensor.

Photo 2          Photo of a vacuum particle sensor.

Photo 3          Photo of Joseph R. Monkowski, Ph.D., President, Instruments
                 Division


PAGE 13

Photo            Full page photo showing various particle monitors and sensors.


PAGE 14

Photo            Full page photo showing various SoliumTM products.

Photo 1          Photo of a Solium dimmable fluorescent light bulb

Photo 2          Photo of a Solium wire-in ballast.

Photo 3          Photo of John M. Ossenmacher, President, Solium Inc.


SAFETY EQUIPMENT

Photo 1          Photo of a titanium pressure vessel.
Photo 2          Photo showing a thermocouple wire, detectors, controllers, and a fire suppression system.

Photo 3 Photo of Robert L. Day, President, Energy Dynamics Division and Richard G. Knoblock, President, HTL/Kin-Tech Division.

Photo Full page photo showing various fire suppression and detection devices, personnel restraints and flight control devices.


MANAGEMENT'S REPORT

PAGE 18

Photo Photo of Edgar S. Brower, Chairman, President & CEO and Richard V. Plat, Executive Vice President and Chief Financial Officer.


MANAGEMENT'S DISCUSSION & ANALYSIS

PAGE 20

Graph    1       Bar Chart showing Sales of Continuing Businesses (Dollars in
                 Millions) for years 1990 through 1994.

                                               1990        1991        1992        1993        1994
                                               ----        ----        ----        ----        ----
                 Electrical Equipment:        111.2       108.5       114.8       128.8       167.3

                 Safety Equipment:             72.7        64.5        57.9        66.7        67.4

                 Divested Businesses:          11.0         7.6         --          --          --


Graph 2          Pie Chart showing Sales by Market Area (By Percentage)

                          Export                21%
                          U.S. and Canada       63%
                          Defense Trades        16%

Graph 1          Pie Chart showing Allocation of Sales Dollars (in cents).

                          Material                            .33
                          Net Income                          .04
                          Taxes                               .03
                          Depreciation
                            & Amortization                    .05
                          Services & Supplies                 .23
                          Wages & Salaries                    .32



Graph 2 Bar Chart showing Operating Income before Gains on Sale of Product Lines (Dollars in Millions) for years 1990 through 1994.

                          1990                              2.994
                          1991                              5.042
                          1992                              8.697
                          1993                             11.403
                          1994                             17.551

Graph 1 Bar Chart showing Research and Development Expense (Dollars in Millions) for years 1990 through 1994.

                          1990                                6.9
                          1991                                8.4
                          1992                                8.2
                          1993                                8.6
                          1994                               10.5

Graph 2 Bar Chart showing Inventory as Percentage of Sales for years 1990 through 1994.

                          1990                              15.2%
                          1991                              15.9%
                          1992                              17.1%
                          1993                              17.2%
                          1994                              19.2%

Graph 1 Bar Chart showing Total Assets (Dollars in Millions) for the years 1990 through 1994.

                          1990                              143.4
                          1991                              135.9
                          1992                              134.6
                          1993                              161.3
                          1994                              172.7

Graph 2 Bar Chart showing Sales per Employee (Dollars in Thousands) for the years 1990 through 1994.

                          1990                              101.0
                          1991                              112.6
                          1992                              125.8
                          1993                              126.5
                          1994                              129.0

                                      -4-