Form 10-K/A, Exhibit 13
period 1994-12-30
PACIFIC SCIENTIFIC CO
filed 1995-11-30
CIK 75608

MANAGEMENT'S DISCUSSION & ANALYSIS

Inventories were $37.3 million at the end of 1994 compared to $33.5 million at the end of 1993, an increase of 11.3 percent compared to a sales increase of 20 percent. Inventory turns were
4.7 times per year at the end of 1994 compared to 4.5 at the end of 1993.

The Company is continuing environmental remediation at one of its former plant sites and has been designated as potentially responsible, along with other companies, for certain waste disposal sites. The Company establishes reserves for such costs as are probable and reasonably able to be estimated, and believes that the ultimate liability incurred will not have a material adverse effect on the financial position of the Company.

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


Deloitte & Touche LLP
Costa Mesa, California
February 3, 1995


                                  24