Form 10-K405/A, Exhibit 13
period 1994-12-30
PACIFIC SCIENTIFIC CO
filed 1995-12-08
CIK 75608

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

        [PHOTO]                       [SIGNATURE]

                                      Edgar S. Brower
                                      Chairman,  President and
                                      Chief Executive Officer

                                      [SIGNATURE]

                                      Richard V. Plat
                                      Executive Vice President
                                      Chief Financial Officer

FIVE-YEAR FINANCIAL SUMMARY

Pacific Scientific Company and Subsidiaries

For the Fiscal Years Ended
December 30, 1994, December 31, 1993,               (in thousands except ratios, per share and employee data)
December 25, 1992, December 27, 1991              --------------------------------------------------------------
and December 28, 1990                               1994         1993          1992         1991         1990
================================================================================================================
OPERATIONS DATA
----------------------------------------------------------------------------------------------------------------
Sales:
  Electrical Equipment                            $167,302     $128,830      $114,795     $108,519      $111,197
  Safety Equipment                                  67,435       66,723        57,854       64,451        72,709
----------------------------------------------------------------------------------------------------------------
   Total sales                                     234,737      195,553       172,649      172,970       183,906
Operating income from:
  Electrical Equipment                              16,948        8,924         8,480        5,662        (1,734)
  Safety Equipment                                   6,568        8,305         5,302        4,229         9,287
  Sale of product lines/division                         -            -             -        9,225         1,293
----------------------------------------------------------------------------------------------------------------
  Total                                             23,516       17,229        13,782       19,116         8,846
Less:
  Interest Expense                                   2,666        1,912         1,929        2,966         3,258
  Corporate Expense (net of other income)            5,176        4,111         3,766        4,090         3,812
----------------------------------------------------------------------------------------------------------------
Income before taxes                                 15,674       11,206         8,087       12,060         1,776
Taxes on income                                      6,152        2,911         2,690        4,017           312
----------------------------------------------------------------------------------------------------------------
Net income                                           9,522        8,295         5,397        8,043         1,464
----------------------------------------------------------------------------------------------------------------
Depreciation and amortization                       11,819       10,535         8,881        8,912         7,821
Average number of common
 or common equivalent
 shares outstanding*                                11,233       10,815        10,690       10,668        11,016
----------------------------------------------------------------------------------------------------------------
PER COMMON SHARE*
Net sales                                           $20.90       $18.08        $16.15       $16.21        $16.70
Income before accounting change (primary)              .85          .67           .50          .73           .10
Income before accounting change (fully diluted)        .83          .66           .50          .73           .10
Accounting change                                        -          .10             -            -             -
----------------------------------------------------------------------------------------------------------------
Net income (fully diluted)                             .83          .76           .50          .73           .10
Dividends                                              .07          .06           .06          .02             -
----------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Total assets                                      $172,669     $161,257      $134,567     $135,944      $143,364
Net property                                        31,168       31,450        28,578       28,920        31,302
Long-term debt                                      42,311       44,106        27,981       32,856        39,031
Stockholders' equity                                91,138       80,956        72,359       69,475        63,111
----------------------------------------------------------------------------------------------------------------
OTHER DATA
Working capital ratio                                  2.6          2.6           2.5          2.5           2.2
Long-term debt-to-capitalization                       32%          35%           28%          32%           38%
Employees at year-end                                1,848        1,597         1,362        1,382         1,588
Net sales per employee                            $129,000     $126,500      $125,800     $112,600      $101,000
Sales backlog at year-end                           83,555       91,774        77,740       78,749        91,608
Capital expenditures                                 9,495        7,607         7,777        7,509         8,534
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

  Gross profit margins, as a percentage of sales, are as follows for the past three years:

                                   1994                1993                1992
===============================================================================
Gross profit margin               32.1%               30.7%               30.7%
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

  Selling and marketing expenses, as a percentage of sales, are as follows for the past three years:

                                   1994                1993                1992
===============================================================================
Selling and marketing expense     10.3%                9.9%               10.2%
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

  General and administrative expenses, as a percentage of sales, are as follows for the past three years:

                                             1994           1993           1992
===============================================================================
General and administrative expense           9.8%          10.6%          10.6%
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

  Research and development expenses, as a percentage of sales, are as follows for the past three years:

                                             1994          1993           1992
===============================================================================
Research and development expense             4.5%          4.4%           4.8%
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

          Net interest expense for the past three years is as follows:

(In millions)                                1994          1993            1992
===============================================================================
Net interest expense                         $2.7          $1.9            $1.9
-------------------------------------------------------------------------------

  The increase in net interest expense in 1994 was due to higher levels of average net borrowing in 1994 and higher effective interest rates. Average rates on short-term borrowings at the end of 1994, 1993 and 1992 were 5.3 percent, 4.3 percent and 4.7 percent, respectively.

  Income before income taxes and the cumulative effect of a change in accounting principle in 1993 has been as follows for the past three years:

(In millions)                                1994          1993            1992
===============================================================================
Pretax income from operations               $15.7         $11.2            $8.1
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

  The effective income tax rate, as a percentage of pretax income, is as follows for the past three years:

                                             1994          1993            1992
===============================================================================
Effective income tax rate                     39%           35%             33%
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

  Net income, before the cumulative effect of a change in account-ing principle in 1993, as a percentage of sales, is as follows for the past three years:

                                             1994          1993            1992
===============================================================================
Net income before cumulative effect
 of change in accounting principle           4.0%          3.7%            3.1%
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

  Pacific Scientific had 1,848 employees at the end of 1994. Over the past three years, sales per employee (based on the average number of employees, including part-time employees) have been as follows:

                                               1994          1993          1992
===============================================================================
Sales per employee                         $129,000      $126,500      $125,800
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

LIQUIDITY AND CAPITAL RESOURCES

The balance sheet of the Company remained strong at the end of 1994. The current ratio of the Company has improved, as shown in the following table:

(In millions)                                1994          1993            1992
===============================================================================
Current Assets                              $90.4         $79.7           $69.4
Current Liabilities                         $35.1         $31.1           $27.7
Working Capital                             $55.3         $48.6           $41.7
Current Ratio                                 2.6           2.6             2.5
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

[Signature]

DELOITTE & TOUCHE LLP

Costa Mesa, California
February 3, 1995

CONSOLIDATED STATEMENTS OF OPERATIONS

Pacific Scientific Company and Subsidiaries

For the Fiscal Years Ended
December 30, 1994, December 31,
1993, and December 25, 1992              1994             1993             1992
===============================================================================
NET SALES                        $234,737,000     $195,553,000     $172,649,000
-------------------------------------------------------------------------------
COSTS AND EXPENSES
Cost of sales                     159,409,000      135,487,000      119,702,000
Selling and marketing              24,205,000       19,314,000       17,662,000
General and administrative         23,051,000       20,765,000       18,353,000
Research and development           10,521,000        8,584,000        8,235,000
-------------------------------------------------------------------------------
   Total costs and expenses       217,186,000      184,150,000      163,952,000
-------------------------------------------------------------------------------
Operating income                   17,551,000       11,403,000        8,697,000
-------------------------------------------------------------------------------
OTHER EXPENSE
Interest expense - net             (2,666,000)      (1,912,000)      (1,929,000)
Other income                          789,000        1,715,000        1,319,000
-------------------------------------------------------------------------------
   Net other expense               (1,877,000)        (197,000)        (610,000)
-------------------------------------------------------------------------------
Income before income taxes and
  cumulative effect of change
  in accounting principle          15,674,000       11,206,000        8,087,000
Income taxes                       (6,152,000)      (3,971,000)      (2,690,000)
-------------------------------------------------------------------------------
Income before cumulative
  effect of change in
  accounting principle              9,522,000        7,235,000        5,397,000
Cumulative effect of change
  in accounting principle                   -        1,060,000                -
-------------------------------------------------------------------------------
Net income                        $  9,522,000    $  8,295,000     $  5,397,000
===============================================================================
EARNINGS PER SHARE
Primary
   Before accounting change              $0.85           $0.67            $0.50
   Change in method of accounting
     for income taxes                        -            0.10                -
-------------------------------------------------------------------------------
   Primary earnings per share            $0.85           $0.77            $0.50
-------------------------------------------------------------------------------
Fully Diluted
   Before accounting change              $0.83           $0.66            $0.50
   Change in method of accounting
     for income taxes                        -            0.10                -
-------------------------------------------------------------------------------
   Fully diluted earnings per share      $0.83           $0.76            $0.50
===============================================================================

(See accompanying notes to consolidated financial statements)

CONSOLIDATED BALANCE SHEETS

Pacific Scientific Company and Subsidiaries

As of December 30, 1994, December 31, 1993 and December 25, 1992                  1994             1993             1992
========================================================================================================================
ASSETS
Current Assets
Cash                                                                      $  1,655,000     $  2,081,000     $  4,567,000
Short-term investments                                                       1,758,000        1,962,000        1,466,000
Trade receivables -- net                                                    43,435,000       36,666,000       33,448,000
Inventories                                                                 37,280,000       33,493,000       26,298,000
Deferred income taxes                                                        4,205,000        3,733,000        2,560,000
Other current assets                                                         2,100,000        1,797,000        1,063,000
------------------------------------------------------------------------------------------------------------------------
     Total current assets                                                   90,433,000       79,732,000       69,402,000
Net property                                                                31,168,000       31,450,000       28,578,000
Restricted cash                                                              6,071,000        6,092,000        6,099,000
Note receivable                                                                711,000        4,468,000        4,468,000
Property held for sale                                                       3,300,000               --               --
Other assets -- net                                                         40,986,000       39,515,000       26,020,000
------------------------------------------------------------------------------------------------------------------------
     Total assets                                                         $172,669,000     $161,257,000     $134,567,000
========================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Short-term borrowings                                                     $  3,700,000     $  5,250,000     $  3,100,000
Accounts payable                                                            15,826,000       14,426,000       12,985,000
Accrued employee compensation and benefits                                   5,717,000        4,859,000        3,909,000
Other current liabilities                                                    9,904,000        6,580,000        7,683,000
------------------------------------------------------------------------------------------------------------------------
     Total current liabilities                                              35,147,000       31,115,000       27,677,000
------------------------------------------------------------------------------------------------------------------------
Bank borrowings                                                             19,400,000       21,000,000        4,500,000
7-3/4% convertible subordinated debentures                                  17,286,000       17,481,000       17,481,000
Industrial development bonds                                                 5,625,000        5,625,000        6,000,000
Other long term liabilities                                                  4,073,000        5,080,000        6,550,000
------------------------------------------------------------------------------------------------------------------------
Stockholders' equity
Common stock, $1 par value                                                  10,939,000        5,398,000        5,340,000
Additional paid-in capital                                                     727,000        4,791,000        3,904,000
Retained earnings                                                           79,472,000       70,767,000       63,115,000
------------------------------------------------------------------------------------------------------------------------
     Total stockholders' equity                                             91,138,000       80,956,000       72,359,000
------------------------------------------------------------------------------------------------------------------------
     Total liabilities and stockholders' equity                           $172,669,000     $161,257,000     $134,567,000
========================================================================================================================

(See accompanying notes to consolidated financial statements)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Pacific Scientific Company and Subsidiaries

For the Fiscal Years Ended December 30, 1994,
December 31, 1993 and December 25, 1992

                                                                                 1994              1993            1992
=======================================================================================================================
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                $ 9,522,000       $  8,295,000    $  5,397,000
Depreciation and amortization                                              11,819,000         10,535,000       8,881,000
Deferred income taxes                                                        (170,000)          (457,000)       (237,000)
Decrease in accrued employee benefit plan liabilities                      (1,309,000)          (546,000)       (752,000)
Loss on disposal of property                                                   51,000            531,000         159,000
Cumulative effect of change in accounting principle                                --         (1,060,000)             --
Effect on cash of changes in operating assets and liabilities, net of the effects of business acquisitions and dispositions:
    Trade receivables                                                      (5,849,000)           175,000      (5,006,000)
    Inventories                                                            (3,178,000)        (2,147,000)      3,463,000
    Other current assets                                                     (242,000)          (672,000)      1,465,000
    Accounts payable                                                          294,000             92,000       3,130,000
    Accrued employee compensation and benefits                                859,000            530,000          53,000
    Other current liabilities                                               3,358,000         (5,009,000)      1,473,000
------------------------------------------------------------------------------------------------------------------------
    Net cash flows from operating activities                               15,155,000         10,267,000      18,026,000
------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property                                                      (9,495,000)        (7,607,000)     (7,777,000)
Payments for business acquisitions, net of cash acquired                   (3,961,000)       (23,687,000)             --
Proceeds from disposition of property                                         227,000            212,000         378,000
Decrease (increase) in short-term investments                                 204,000           (496,000)      3,617,000
Decrease in restricted cash and other assets                                  129,000            248,000          96,000
------------------------------------------------------------------------------------------------------------------------
    Net cash flows from investing activities                              (12,896,000)       (31,330,000)     (3,686,000)
------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of long-term debt                                               (1,795,000)          (375,000)     (4,875,000)
Repayments of short-term debt                                              (1,550,000)                --      (4,900,000)
Issuances of common stock                                                   1,477,000            945,000         152,000
Cash dividends on common stock                                               (817,000)          (643,000)       (640,000)
Debt proceeds                                                                      --         18,650,000              --
Repurchases of stock                                                               --                 --      (1,679,000)
Cash dividends on preferred stock                                                  --                 --        (124,000)
------------------------------------------------------------------------------------------------------------------------
    Net cash flows from financing activities                               (2,685,000)        18,577,000     (12,066,000)
------------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in Cash                                              (426,000)        (2,486,000)      2,274,000
Cash, Beginning of Year                                                     2,081,000          4,567,000       2,293,000
------------------------------------------------------------------------------------------------------------------------
Cash, End of Year                                                        $  1,655,000       $  2,081,000    $  4,567,000
------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL INFORMATION
Interest payments                                                        $  3,210,000       $  2,603,000    $  2,817,000
Income tax payments                                                         5,190,000          6,192,000       1,932,000
Assets acquired                                                             5,103,000         29,364,000              --
Liabilities assumed                                                         1,142,000          5,677,000              --
========================================================================================================================

         (See accompanying notes to consolidated financial statements)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Pacific Scientific Company and Subsidiaries


                                                                                       Additional
For the Fiscal Years Ended December 30, 1994,         Preferred          Common           Paid-In       Retained
December 31, 1993 and December 25, 1992                   Stock           Stock           Capital       Earnings              Total
===================================================================================================================================
Stockholders' Equity, December 27, 1991             $ 1,990,000     $ 5,335,000       $ 3,749,000    $58,401,000        $69,475,000
Net Income for the Year                                      --              --                --      5,397,000          5,397,000
Preferred Stock Dividends                                    --              --                --        (43,000)           (43,000)
Common Stock Dividends                                       --              --                --       (640,000)          (640,000)
Exercise of Employee Options                                 --           5,000            52,000             --             57,000
Repurchase of Preferred Stock                        (1,990,000)             --             8,000             --         (1,982,000)
Amortization of Restricted Stock Award                       --              --            95,000             --             95,000
-----------------------------------------------------------------------------------------------------------------------------------
Stockholders' Equity, December 25, 1992                      --       5,340,000         3,904,000     63,115,000         72,359,000
Net Income for the Year                                      --              --                --      8,295,000          8,295,000
Common Stock Dividends                                       --              --                --       (643,000)          (643,000)
Exercise of Employee Options                                 --          58,000           793,000             --            851,000
Amortization of Restricted Stock Award                       --              --            94,000             --             94,000
-----------------------------------------------------------------------------------------------------------------------------------
Stockholders' Equity, December 31, 1993                      --       5,398,000         4,791,000     70,767,000         80,956,000
Two-for-One Stock Split                                      --       5,469,000        (5,469,000)            --                 --
Net Income for the Year                                      --              --                --      9,522,000          9,522,000
Common Stock Dividends                                       --              --                --       (817,000)
Exercise of Employee Options                                 --          67,000         1,120,000             --          1,187,000
Conversion of Debentures                                     --           5,000           190,000             --            195,000
Amortization of Restricted Stock Award                       --              --            95,000             --             95,000
-----------------------------------------------------------------------------------------------------------------------------------
Stockholders' Equity, December 30, 1994                      --     $10,939,000        $  727,000    $79,472,000        $91,138,000
===================================================================================================================================

(See accompanying notes to consolidated financial statements)

FINANCIAL INFORMATION ABOUT INDUSTRY SEGMENTS

Pacific Scientific Company and Subsidiaries

                                                                                        Corporate
                                                                                          Expense
                                                      Electrical          Safety           Net of            Net
                                   Consolidated        Equipment       Equipment     Other Income       Interest
================================================================================================================
Year Ended December 30, 1994
Net Sales                          $234,737,000     $167,302,000     $67,435,000              --              --
Pretax Income                        15,674,000       16,948,000       6,568,000      (5,176,000)     (2,666,000)
Depreciation and Amortization        11,819,000        7,939,000       3,751,000         129,000              --
Capital Spending(2)                   9,495,000        6,127,000       3,348,000          20,000              --
Identifiable Assets(1)              172,669,000      110,252,000      46,645,000      15,772,000              --
----------------------------------------------------------------------------------------------------------------
Year Ended December 31, 1993
Net Sales                           195,553,000      128,830,000      66,723,000              --              --
Pretax Income                        11,206,000        8,924,000       8,305,000      (4,111,000)     (1,912,000)
Depreciation and Amortization        10,535,000        7,212,000       3,188,000         135,000              --
Capital Spending                      7,607,000        4,565,000       3,035,000           7,000              --
Identifiable Assets                 161,257,000       98,494,000      50,203,000      12,560,000              --
----------------------------------------------------------------------------------------------------------------
Year Ended December 25, 1992
Net Sales                           172,649,000      114,795,000      57,854,000              --              --
Pretax Income                         8,087,000        8,480,000       5,302,000      (3,766,000)     (1,929,000)
Depreciation and Amortization         8,881,000        6,355,000       2,376,000         150,000              --
Capital Spending                      7,777,000        6,584,000       1,179,000          14,000              --
Identifiable Assets                 134,567,000       78,659,000      44,797,000      11,111,000              --
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

Inventories

Inventories are stated at the lower of average cost or market and at year-end consist of the following:

(In thousands)                             1994            1993            1992
===============================================================================
Finished goods                          $ 4,263         $ 3,914         $ 3,281
Work-in-process                          11,866          13,244          11,237
Raw material and purchased parts         21,151          16,335          11,780
-------------------------------------------------------------------------------
 Total inventories                      $37,280         $33,493         $26,298
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

  Net property at year-end consists of the following:

(In thousands)                             1994            1993            1992
===============================================================================
Land, building and improvements         $13,187         $ 9,160         $ 8,762
Machinery and equipment                  70,630          65,967          54,944
-------------------------------------------------------------------------------
 Total                                   83,817          75,127          63,706
Less accumulated depreciation            52,649          43,677          35,128
-------------------------------------------------------------------------------
 Net property                           $31,168         $31,450         $28,578
-------------------------------------------------------------------------------

Other Assets

Other assets at year-end consist of the following, net of accumulated amortization:

(In thousands)                                    1994        1993         1992
===============================================================================
Excess of cost over net assets of
 acquired businesses                           $35,143     $32,936      $20,237
Patents, trademarks, purchased
 technology and other intangibles                4,130       4,952        4,253
Notes receivable and other assets                1,713       1,627        1,530
-------------------------------------------------------------------------------
 Total other assets - net                      $40,986     $39,515      $26,020
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

Pension expense consists of the following components:

(In thousands)                                     1994       1993     1992 / N
===============================================================================
Benefits earned during the year                 $ 1,792    $ 1,486      $ 1,522
Interest on projected benefit obligation          3,555      3,468        3,372
Gain on plan assets                              (4,132)    (4,189)      (4,292)
Net amortization and deferral                       (99)       (37)         (53)
-------------------------------------------------------------------------------
Net pension expense                             $ 1,116    $   728      $   549
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

(In thousands)                                               1994        1993        1992
=========================================================================================
Actuarial present value of accumulated plan benefits:
  Vested                                                 $ 42,759    $ 42,720    $ 36,629
  Non-vested                                                1,407       1,549       1,206
-----------------------------------------------------------------------------------------
 Total                                                     44,166      44,269      37,835
Effect of estimated future salary increase                  4,584       4,586       4,365
-----------------------------------------------------------------------------------------
Projected benefit obligation                               48,750      48,855      42,200
Plan assets at fair market value                          (48,486)    (45,094)    (42,060)
-----------------------------------------------------------------------------------------
Projected benefit obligation over plan assets                 264       3,761         140
Unrecognized transition asset                                 757       1,072       1,387
Unrecognized net actuarial experience gain (loss)             584      (2,319)      1,637
-----------------------------------------------------------------------------------------
Recorded pension liabilities                             $  1,605    $  2,514     $ 3,164
-----------------------------------------------------------------------------------------

  Significant assumptions used in the determination of pension expense at the beginning of each fiscal year consist of the following:

                                                     1994       1993       1992
===============================================================================
Discount rate on projected benefit obligation        7.5%       8.5%       8.5%
-------------------------------------------------------------------------------
Long-term rate of return on plan assets             8.75%      9.25%      10.0%
-------------------------------------------------------------------------------
Rate of future salary increases                      4.5%       5.0%       5.0%
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

4. INCOME TAXES

The income tax provision consists of the following:

(In thousands)                             1994            1993            1992
===============================================================================
Current
 Federal income taxes                    $4,840          $3,416          $2,341
 State and foreign income taxes           1,482           1,012             586
-------------------------------------------------------------------------------
Total current tax provision               6,322           4,428           2,927
Deferred                                   (170)           (457)           (237)
-------------------------------------------------------------------------------
Total income tax provision               $6,152          $3,971          $2,690
-------------------------------------------------------------------------------

  The differences between the income tax provision and income taxes computed using the U.S. Federal statutory income tax rates (35% in 1994 and 1993 and 34% in 1992) consist of the following:

(In thousands)                                       1994       1993       1992
===============================================================================
Tax at U.S. Federal rate                           $5,486     $3,922     $2,748
State income taxes, net of Federal tax benefit        709        571        380
Amortization of certain other assets                  330        253        202
Tax benefit of foreign sales corporation             (200)      (220)      (166)
Effect of foreign operations                          187        193        273
Tax benefit of research and development credits      (100)      (465)      (222)
Tax benefit of IRS examination settlement               -       (264)         -
Tax benefit of loss and credit carryforwards            -          -       (674)
-------------------------------------------------------------------------------
Other                                                (260)       (19)       149
-------------------------------------------------------------------------------
  Income tax provision                             $6,152     $3,971     $2,690
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pacific Scientific Company and Subsidiaries

  Net deferred taxes of $2,370,000 at December 30, 1994 and $2,200,000 at December 31, 1993 were related to:

(In thousands)                          1994                     1993
-------------------------------------------------------------------------------
                                 Current      Long-Term    Current    Long-Term
===============================================================================
ASSETS
 Inventory                        $2,007              -     $2,027            -
 Employee Benefits                     -         $  877          -       $1,156
 Accrued Liabilities               1,138              -        820            -
 Net Operating Losses                347            585          -          800
 Warranty Liabilities                502              -        523            -
 Environmental Liabilities             -            301          -          403
 Receivables                         337              -        242            -
 Other                               101              -        203           84
 Valuation Allowance                (227)          (332)         -         (272)

LIABILITIES
 Property                              -         (2,615)         -       (2,897)
 Patents/Trademarks                    -           (633)         -         (807)
 Other                                 -            (18)       (82)           -
-------------------------------------------------------------------------------
Net Deferred Tax Asset
 (Liability)                      $4,205        ($1,835)    $3,733      ($1,533)
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

                                                 1994         1993         1992
===============================================================================
Stock options outstanding,
 beginning of year                            832,312      657,002      789,602
Options granted
 (per share: $5.125 to $17.50)                324,800      345,960        5,000
Options canceled
 (per share: $4.375 to $8.00)                 (30,750)     (54,650)    (127,600)
Options exercised
 (per share: $4.375 to $8.00)                (133,590)    (116,000)     (10,000)
-------------------------------------------------------------------------------
Stock options outstanding, end of year        992,772      832,312      657,002
-------------------------------------------------------------------------------
Stock options exercisable, end of year        385,058      449,252      545,252
-------------------------------------------------------------------------------
Options available for grant, end of year        6,214      300,264      637,574
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

  Had the acquisitions of Powertec and Unidynamics/Phoenix occurred as of the beginning of fiscal year 1992, unaudited pro forma net sales, income from operations before taxes and cumulative effect of a change in accounting principle, net income and net income per common and common equivalent share would have been as follows:

(In thousands, except per share amounts)                      1993         1992
===============================================================================
Net sales                                                 $208,400     $199,619
Income from operations before taxes and cumulative
 effect of a change in accounting principle                 11,395        7,763
Net income                                                   7,348        5,204
Net income per common and common equivalent share
 before accounting change                                     0.67         0.48
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

Dividend and Quarterly Information (Unaudited)

(Dollars in thousands, except per share data)                Q-1      Q-2      Q-3      Q-4      Year
=====================================================================================================
1994
 Net sales                                               $51,585  $57,188  $59,840  $66,124  $234,737
 Gross profit                                             15,945   18,504   19,807   21,072    75,328
 Net income                                                1,674    2,243    2,282    3,323     9,522
 Net income per common share (fully diluted)                0.15     0.20     0.21     0.29      0.83
-----------------------------------------------------------------------------------------------------
Stock Price
 High                                                    $ 13.32  $ 14.25  $ 13.94  $ 23.75   $ 23.75
 Low                                                       10.69    10.88    11.19    14.00     10.69
 Close                                                     11.19    12.50    13.82    20.25     20.25
-----------------------------------------------------------------------------------------------------
1993
 Net sales                                                41,379   49,927   47,931   56,316   195,553
 Gross profit                                             12,610   14,831   15,171   17,454    60,066
 Income before accounting change                           1,128    1,633    2,167    2,307     7,235
 Accounting change                                         1,060       --       --       --     1,060
-----------------------------------------------------------------------------------------------------
 Net income                                                2,188    1,633    2,167    2,307     8,295
 Net income per common share
  Before accounting change                                   .11      .15      .20      .21       .66
  Accounting change                                          .10       --       --       --       .10
-----------------------------------------------------------------------------------------------------
   Total net income per common share (fully diluted)         .21      .15      .20      .21       .76
-----------------------------------------------------------------------------------------------------
Stock Price
 High                                                    $  8.00  $  7.75  $  8.82  $ 11.94   $ 11.94
 Low                                                        7.00     6.07     7.32     8.44      6.07
 Close                                                      7.63     7.44     8.82    11.07     11.07
-----------------------------------------------------------------------------------------------------
1992
 Net sales                                                40,983   43,362   42,062   46,242   172,649
 Gross profit                                             12,874   13,468   12,873   13,732    52,947
 Net income                                                1,111    1,219    1,457    1,610     5,397
 Net income per common share (fully diluted)                 .10      .12      .14      .15       .50
-----------------------------------------------------------------------------------------------------
Stock Price
 High                                                    $  5.94  $  6.69  $  6.88  $  7.81   $  7.81
 Low                                                        4.63     5.69     6.13     6.00      4.63
 Close                                                      5.75     6.19     6.50     7.81      7.81
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