Form 10-K, Exhibit 13
period 1995-12-29
PACIFIC SCIENTIFIC CO
filed 1996-03-14
CIK 75608

                                                                    EXHIBIT 13.0

                              FINANCIAL HIGHLIGHTS

                                                    1995                1994                1993
================================================================================================
SALES
Electrical Equipment                        $217,896,000        $180,248,000        $139,886,000
Safety Equipment                              66,916,000          67,435,000          66,723,000
------------------------------------------------------------------------------------------------
Total                                       $284,812,000        $247,683,000        $206,609,000
-----------------------------------------------------------------------------------------------
EARNINGS
Income from Operations before
  Income Taxes and Accounting Change        $ 20,090,000        $ 16,742,000        $ 11,141,000
Income before Accounting Change               12,750,000          10,261,000           7,283,000
Accounting Change                                      -                   -           1,060,000
-----------------------------------------------------------------------------------------------
Net Income                                  $ 12,750,000        $ 10,261,000        $  8,343,000
-----------------------------------------------------------------------------------------------
PER SHARE DATA (Fully Diluted)*
Income before Accounting Change             $       1.01        $       0.83        $       0.61
Accounting Change                                      -                   -                0.09
-----------------------------------------------------------------------------------------------
Net Income per Share                        $       1.01        $       0.83        $       0.70
-----------------------------------------------------------------------------------------------
AT YEAR-END
Total Assets                                $225,018,000        $180,635,000        $168,588,000
Stockholders' Equity                        $106,486,000        $ 92,773,000        $ 81,977,000
Shares Outstanding*                           12,071,000          11,922,000          11,780,000
-----------------------------------------------------------------------------------------------
STOCK PRICE*
High                                        $      27.38        $      23.75        $      11.94
Low                                                14.13               10.69                6.07
Close at year-end                                  25.00               20.25               11.07
================================================================================================

* Adjusted for 1994 stock split

Sales
(Dollars in millions)

1993           206.6

1994           247.7

1995           284.8

Earnings per Share
(Fully diluted - in dollars)

                                 Cumulative Effect
              Operations        of Accounting Change
1993          .61                       .09

1994          .83

1995          1.01

Stock Price
(Dollars per share)

              1993          1994           1995
High         11.94         23.75          27.38

Close         6.07         10.69          14.13

Low          11.07         20.25          25.00

                               MANAGEMENT'S REPORT



The responsibility for the integrity and objectivity of the financial data contained in this annual report rests with the Company's management. The accompanying financial statements have been prepared in conformity with generally accepted accounting principles and reflect management's best judgments and estimates.

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

         To assure the effective administration of a system of internal accounting controls, we disseminate written policies and procedures and develop an environment conducive to the effective functioning of internal controls. These policies and procedures are structured in such a manner to foster the highest ethical standards in the conduct of the Company's business affairs and to comply with all laws.

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



/s/ Edgar S. Brower

Edgar S. Brower
Chairman, President and
Chief Executive Officer



/s/ Richard V. Plat

Richard  V. Plat
Executive Vice President
Chief Financial Officer

                           FIVE-YEAR FINANCIAL SUMMARY

                  Pacific Scientific Company and Subsidiaries

For the Fiscal  Years Ended December 29, 1995, December 30, 1994,         (in thousands except ratios, per share and employee data)
                                                                  ----------------------------------------------------------------
December 31, 1993, December 25, 1992 and December 27, 1991            1995          1994          1993          1992          1991
==================================================================================================================================
OPERATIONS DATA
Sales:
  Electrical Equipment                                            $217,896      $180,248      $139,886      $125,454      $117,387
  Safety Equipment                                                  66,916        67,435        66,723        57,854        64,451
----------------------------------------------------------------------------------------------------------------------------------
    Total sales                                                    284,812       247,683       206,609       183,308       181,838
Operating income from:
  Electrical Equipment                                              21,899        18,263         8,605         9,070         5,935
  Safety Equipment                                                   7,556         6,568         8,813         5,302         4,229
  Sale of product lines/division                                         -             -             -             -         9,225
----------------------------------------------------------------------------------------------------------------------------------
  Total                                                             29,455        24,831        17,418        14,372        19,389
Less:
  Interest Expense                                                   4,281         2,913         2,166         2,206         3,164
  Corporate Expense (net of other income)                            5,084         5,176         4,111         3,766         4,090
----------------------------------------------------------------------------------------------------------------------------------
Income before taxes                                                 20,090        16,742        11,141         8,400        12,135
Taxes on income                                                      7,340         6,481         2,798         3,069         4,434
----------------------------------------------------------------------------------------------------------------------------------
Net income                                                          12,750        10,261         8,343         5,331         7,701
----------------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization                                       10,448        11,949        10,768         9,122         9,164
Average number of common or
  common equivalent shares outstanding*                             12,514        12,215        11,798        11,673        11,651
----------------------------------------------------------------------------------------------------------------------------------
PER COMMON SHARE*
Net sales                                                         $  23.60      $  20.78      $  17.54      $  15.72      $  15.60
Income before accounting change (fully diluted)                       1.01           .83           .61           .45           .66
Accounting change                                                        -             -           .09             -             -
----------------------------------------------------------------------------------------------------------------------------------
Net income (fully diluted)                                            1.01           .83           .70           .45           .66
Dividends                                                              .12           .07           .06           .06           .02
----------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Total assets                                                      $225,018      $180,635      $168,588      $141,614      $141,847
Net property                                                        44,613        33,610        34,096        31,272        31,768
Long-term debt                                                      63,719        42,936        44,840        29,206        33,980
Stockholders' equity                                               106,486        92,773        81,977        73,332        69,004
----------------------------------------------------------------------------------------------------------------------------------
OTHER DATA
Current ratio                                                          2.5           2.3           2.2           2.3           2.4
Long-term debt-to-capitalization                                        37%           31%           35%           28%           33%
Employees at year-end                                                2,360         2,090         1,711         1,471         1,479
Net sales per employee                                            $129,700      $127,800      $124,500      $123,800      $111,400
Sales backlog at year-end                                           98,265        86,809        92,771        78,641        79,585
Capital expenditures                                                19,302         9,561         7,882         7,887         7,698
==================================================================================================================================

 *Amounts adjusted to reflect a two-for-one stock split in the form of a 100% stock dividend effective December 16, 1994.

(The above summary should be read in conjunction with the consolidated financial statements)

                       MANAGEMENT'S DISCUSSION & ANALYSIS

RESULTS OF OPERATIONS

Effective December 29, 1995, the Company acquired privately-held Met One, Inc. in exchange for approximately 983,000 shares of the Company's common stock. Met One is a leader in the supply of instruments that detect, count and measure contaminant particles mainly in air. The merger was accounted for as a pooling of interests, and accordingly, all prior periods have been restated as if Pacific Scientific and Met One had always been one company. All financial data in this Management's Discussion and Analysis include the effects of the Met One, Inc. merger.

     The financial results for 1995 improved substantially over those for 1994 as the Company continued to focus on quality, customer service, competitiveness and cost efficiency in both its segments -- Electrical Equipment and Safety Equipment. The accompanying graph shows sales over the last five years for each of these segments.

     Sales in 1995 totaled $284.8 million, a 15 percent increase from the prior year. This amount includes $21.5 million from acquisitions which occurred during 1994 and 1995 and which were accounted for as purchases. Without these acquisitions, sales would have been up six percent. Sales in the Electrical Equipment segment were up 21 percent in 1995, and sales in the Safety Equipment segment were approximately equal to those of the prior year. Combined and separate results of Pacific Scientific and Met One, during the periods preceding the merger, are shown in Note 6 to the accompanying Consolidated Financial Statements.

     During 1995, the Company exceeded its objective of achieving 20 percent of sales in the international market. In 1995, 28 percent of total sales were made outside the U.S., compared to 20 percent in 1994 and 17 percent in 1993. Sales under U.S. defense contracts (as either a prime contractor or a subcontractor) continue to decline as a percentage of total sales. Such sales fell to 10 percent in 1995 from 15 percent and 18 percent in 1994 and 1993, respectively.

     The order backlog at the end of 1995 was $98 million as compared to $87 million and $93 million at the end of 1994 and 1993, respectively. The backlog of orders for both Electrical Equipment and Safety Equipment increased between 1994 and 1995. The Company continues to obtain large orders in competitive situations -- the result of its demonstrated ability to rapidly produce and deliver quality products at low prices.

     Gross profit margins, as a percentage of sales, are as follows for the past three years:

                                                    1995       1994        1993
===============================================================================
Gross profit margin                                 34.6%      33.4%       32.0%
-------------------------------------------------------------------------------

     The improvement in gross profit margin in 1995 is attributable to continuing gains in productivity and reductions in manufacturing costs.

     As reported in previous years, the Company learned in 1991 that it did not comply with all U.S. military testing and certification requirements for certain of its inertia reels used in military aircraft since the 1950s. This occurred because the Company had believed that it was supplying a completely proprietary product and,

Sales by Market Area
(By percentage)

U.S.              62

International     28

Defense           10

Sales of Continuing Businesses
(Dollars in millions)

         Electrical    Safety                   Divested
         Equipment     Equipment     Total      Businesses
1991     109.8         64.5          174.3      7.6

1992     125.4         57.9          183.3

1993     139.9         66.7          206.6

1994     180.3         67.4          247.7

1995     217.9         66.9          284.8

Allocation of Sales Dollar
(In cents)

Wages/Salaries/Benefits    32

Material                   32

Net Income                  4

All Taxes                   5

Depreciation &
  Amortization              4

Services & Supplies        23

Operating Income Before Gains
on Sale of Product Lines
(Dollars in millions)

1991               5.315

1992               9.287

1993              11.666

1994              18.982

1995              23.319

therefore, was not subject to such certification requirements. As a result, the delivery of certain inertia reels to the U.S. Air Force has been suspended since mid-1991. Similar products, however, are being purchased by the U.S. Navy under a procurement waiver. The Company has now learned that it can bid on future U.S. Air Force procurements of inertia reels based on the present lack of multiple competitors and based on the Company's demonstration of current compliance with certain technical and procurement specifications established by the military.

     The suspension of inertia reel deliveries has reduced sales by $0.5 million to $1.0 million per year over the past four years.

     Selling and marketing expenses, as a percentage of sales, are as follows for the past three years:

                                                     1995       1994       1993
===============================================================================
Selling and marketing expense                        11.2%      11.0%      10.8%
-------------------------------------------------------------------------------

     Selling and marketing expenses, as a percentage of sales, increased in 1995, owing to increased marketing and advertising within the Automation Technology Group, made up of several divisions of the Company's Electrical Equipment segment. It is the Company's objective to fully understand the customer's needs and to meet those needs with a high-quality product, a competitive price and a rapid and on-schedule delivery. The Company uses direct salespeople, licensed representatives and distributors to sell its products. Some products are "private branded" for distribution by others. Direct salespeople are employed in both the U.S. and Europe; the trend is toward direct selling where this practice can be economically justified.

     General and administrative expenses, as a percentage of sales, are as follows for the past three years:

                                                     1995       1994       1993
===============================================================================
General and administrative expense                    9.7%      10.0%      10.8%
-------------------------------------------------------------------------------

     General and administrative expenses, as a percentage of sales, continued to decline in 1995. Included in these expenses is the amortization of patents, trademarks and other intangibles and the excess of cost over net assets of acquired businesses. Such amortization amounted to $2.1 million, $1.9 million and $1.7 million in 1995, 1994 and 1993, respectively. Excluding these noncash amortization expenses, general and administrative expenses, as a percentage of sales, would have been 8.9 percent, 9.2 percent and 10 percent for 1995, 1994 and 1993, respectively. The decline in the percentage is due to effective expense control and economies of scale which spread corporate expense over a larger sales base.

     Research and development expenses, as a percentage of sales, are as follows for the past three years:

                                                       1995      1994      1993
===============================================================================
Research and development expense                        5.5%      4.8%      4.8%
-------------------------------------------------------------------------------

                       MANAGEMENT'S DISCUSSION & ANALYSIS


     Total spending on research and development was higher in 1995 than in 1994. Spending for research and development rose during 1995 in the Electrical Equipment segment, primarily due to expenses in development of the Solium(R) product line. Research and development expense amounted to 7.2 percent of sales in Electrical Equipment and 2.4 percent of sales in Safety Equipment. The ratio of R&D expense to sales is believed to be at the high end of the range for this expense at similar companies for similar product lines. The Company invests heavily in R&D because it intends to remain a leader in the technologies in which it competes. It is the objective of the Company that 25 percent and 50 percent of current annual sales be from products developed in the past three and five years, respectively. Revenues from R&D efforts funded by others are included in net sales in the accompanying financial statements, and the related expenses are included in cost of sales.

     Net interest expense for the past three years is as follows:


(In millions)                                            1995     1994      1993
================================================================================
Net interest expense                                    $4.3      $2.9      $2.2
--------------------------------------------------------------------------------

     The increase in net interest expense in 1995 was due to higher levels of average net borrowings in 1995, resulting primarily from the acquisition of Eduard Bautz GmbH at the beginning of the year. At year-end, the cash investment in Solium(R) exceeded $12 million for fixed assets, working capital and operating losses. Average rates on bank borrowings at the end of 1995, 1994 and 1993 were 6.1 percent, 7.2 percent and 4.6 percent, respectively.

     Income before income taxes and the cumulative effect of a change in accounting principle in 1993 has been as follows for the past three years:

(In millions)                                          1995      1994       1993
================================================================================
Income before income taxes                            $20.1     $16.7      $11.1
--------------------------------------------------------------------------------

     Operating losses at the Solium subsidiary in 1995 were $2.7 million.

     The effective income tax rate, as a percentage of pretax income, is as follows for the past three years:

                                                     1995       1994       1993
===============================================================================
Effective income tax rate                            36.5%      38.7%      34.6%
-------------------------------------------------------------------------------

     The effective tax rate declined in 1995 due to the availability of certain tax credits and benefits, including the availability of certain German tax credits resulting from the acquisition of Eduard Bautz GmbH.

     The effective tax rates were favorably impacted in 1993 by the recognition of tax loss carryovers. The 1993 rate also benefitted from a favorable settlement of certain items questioned by the Internal Revenue Service in connection with a now-completed examination of the Company's federal tax returns for 1986, 1987 and 1988.

Research and Development Expense
(Dollars in millions)

1991                        9.6

1992                        9.5

1993                        9.9

1994                       11.8

1995                       15.8

Inventory as Percentage of Sales

1991                       16.8

1992                       15.2

1993                       16.9

1994                       15.9

1995                       18.8

Sales per Employee
(Dollars in thousands)

1991            111.4

1992            123.8

1993            124.5

1994            127.8

1995            129.7

Total Assets
(Dollars in millions)

1991            141.9

1992            141.6

1993            168.6

1994            180.6

1995            225.0

     As further described in Note 4 to the financial statements, in 1993 the Company adopted a newly issued accounting standard which changed the Company's previous method of accounting for income taxes. This change resulted in a nonrecurring benefit equal to $1.1 million.

     The Company estimates that its effective tax rate in 1996 will be approximately 38 percent.

     Net income, before the cumulative effect of a change in accounting principle in 1993, as a percentage of sales, is as follows for the past three years:

                                                        1995      1994     1993
===============================================================================
Net income before cumulative effect
  of change in accounting principle                      4.5%      4.1%     3.5%
-------------------------------------------------------------------------------

     Excluding the operating losses realized at the Solium subsidiary, the 1995 net income as a percent of sales would have exceeded the near-term goal of five percent.

     Common and common-equivalent shares used in computing primary earnings per share increased by 2.4 percent in 1995. This increase was due to the exercise of stock options and the dilutive effect of stock options granted but not exercised, based on the average price of the Company's common stock traded on the New York Stock Exchange throughout 1995. The fully diluted earnings per share reflect the maximum extent of dilution resulting from outstanding stock options based on the closing price of the Company's common stock traded on the New York Stock Exchange on December 29, 1995, and the assumed conversion of the Company's outstanding convertible debentures. Shares used for calculating fully diluted earnings were 13,501,000 in 1995 and 12,419,000 in 1994. The difference in shares is primarily due to the fact that the convertible debentures were anti-dilutive in 1994 and dilutive in 1995.

     Pacific Scientific had 2,360 employees at the end of 1995. Over the past three years, sales per employee (based on the average number of employees, including part-time employees) have been as follows:

                                                 1995         1994          1993
================================================================================
Sales per employee                           $129,700     $127,800      $124,500
--------------------------------------------------------------------------------

     Sales per employee in 1995 increased as a result of improvements in procedures and other actions to improve efficiency.

LIQUIDITY AND CAPITAL RESOURCES

The balance sheet of the Company remained strong at the end of 1995. The current ratio of the Company continues to improve, as shown in the following table:

(In millions)                                         1995       1994       1993
================================================================================
Current Assets                                      $119.4      $94.1      $82.3
Current Liabilities                                 $ 48.0      $40.9      $36.7
Working Capital                                     $ 71.4      $53.2      $45.6
Current Ratio                                          2.5        2.3        2.2
--------------------------------------------------------------------------------

                       MANAGEMENT'S DISCUSSION & ANALYSIS


     The Company's experience in collecting receivables from customers has been relatively constant. At the end of 1995, average collections of accounts receivable took 63 days compared to 57 days in 1994 and 59 days in 1993.

     Inventories were $53.4 million at the end of 1995 compared to $39.3 million at the end of 1994, an increase of 35.9 percent compared to a sales increase of 15 percent. Of the $14.1 million increase in inventory, $3.2 million was at the new Solium subsidiary in anticipation of high volume shipments of electronic ballasts in early 1996. Inventory turns were 3.4 times per year at the end of 1995 compared to 4.7 at the end of 1994 and 4.5 at the end of 1993.

     The Company is continuing environmental remediation at one, and monitoring at another of its former plant sites, and has been designated as potentially responsible, along with other companies, for future remediation at five waste disposal sites. The Company establishes reserves for such costs as are probable and reasonably able to be estimated, and believes that the ultimate liability incurred will not have a material adverse effect on the liquidity, operating results or financial position of the Company. Additional information concerning contingent liabilities for environmental matters is disclosed in Note 9 to the accompanying Consolidated Financial Statements.

     At the end of 1995, the Company had cash of $6.1 million, plus $6.1 million of restricted cash representing the proceeds of Industrial Revenue Bonds that the Company issued in 1989 in anticipation of building a new manufacturing facility. Total debt at the end of 1995 -- including both short- and long-term bank debt, convertible subordinated debt and Industrial Revenue Bonds -- totaled $78.6 million, for a debt-less-cash balance of $66.4 million. Among the major cash expenditures in 1995 were $11.9 million for acquisitions, $13.8 million for capital expenditures (excluding Solium) and $12.2 million of net negative cash flow at Solium. The ratio of long-term debt to capitalization was 37 percent at the end of 1995 as compared to 31 percent and 35 percent at the end of 1994 and 1993, respectively.

     The Company continued to invest in plant and equipment in 1995 as part of its drive to improve productivity and make its products more competitive. During 1995, 1994 and 1993, the Company invested $13.8 million, $9.6 million and $7.9 million, respectively, excluding capital investment in the Solium subsidiary. Total depreciation and amortization was $10.4 million in 1995, $11.9 million in 1994 and $10.8 million in 1993.

     At the end of 1995, the Company had unused lines of credit of $6.5 million. The Company believes that it has the ability to expand its existing lines of credit and, together with internally generated funds, will have sufficient capital to finance operations, fund planned capital expenditures and pay interest and dividends.

                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Stockholders of Pacific Scientific Company:

We have audited the accompanying consolidated balance sheets of Pacific Scientific Company and subsidiaries as of December 29, 1995, December 30, 1994 and December 31, 1993, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the fiscal years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Pacific Scientific Company and subsidiaries as of December 29, 1995, December 30,1994 and December 31, 1993, and the results of their operations and their cash flows for each of the fiscal years then ended, in conformity with generally accepted accounting principles.



/s/ Deloitte & Touche LLP

Costa Mesa, California
February 2, 1996

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                  Pacific Scientific Company and Subsidiaries

For the Fiscal Years Ended December 29, 1995,
December 30, 1994 and December 31, 1993                            1995             1994             1993
=========================================================================================================
NET SALES                                                  $284,812,000     $247,683,000     $206,609,000
---------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES
Cost of sales                                               186,224,000      164,941,000      140,463,000
Selling and marketing                                        31,993,000       27,218,000       22,232,000
General and administrative                                   27,526,000       24,749,000       22,337,000
Research and development                                     15,750,000       11,793,000        9,911,000
---------------------------------------------------------------------------------------------------------
   Total costs and expenses                                 261,493,000      228,701,000      194,943,000
---------------------------------------------------------------------------------------------------------
OPERATING INCOME                                             23,319,000       18,982,000       11,666,000
---------------------------------------------------------------------------------------------------------
OTHER EXPENSE
Interest expense - net                                       (4,281,000)      (2,913,000)      (2,166,000)
Other income                                                  1,052,000          673,000        1,641,000
---------------------------------------------------------------------------------------------------------
   Net other expense                                         (3,229,000)      (2,240,000)        (525,000)
---------------------------------------------------------------------------------------------------------
Income before income taxes and cumulative effect
  of change in accounting principle                          20,090,000       16,742,000       11,141,000
Income taxes                                                 (7,340,000)      (6,481,000)      (3,858,000)
---------------------------------------------------------------------------------------------------------
Income before cumulative effect of change in
  accounting principle                                       12,750,000       10,261,000        7,283,000
Cumulative effect of change in accounting principle                   -                -        1,060,000
---------------------------------------------------------------------------------------------------------
NET INCOME                                                 $ 12,750,000     $ 10,261,000     $  8,343,000
=========================================================================================================
EARNINGS PER SHARE
Primary
   Before accounting change                                $       1.02     $       0.84     $       0.62
   Change in method of accounting for income taxes                    -                -             0.09
---------------------------------------------------------------------------------------------------------
   Primary earnings per share                              $       1.02     $       0.84     $       0.71
---------------------------------------------------------------------------------------------------------
Fully Diluted
   Before accounting change                                $       1.01     $       0.83     $       0.61
   Change in method of accounting for income taxes                    -                -             0.09
---------------------------------------------------------------------------------------------------------
   Fully diluted earnings per share                        $       1.01     $       0.83     $       0.70
=========================================================================================================

(See accompanying notes to consolidated financial statements)

                          CONSOLIDATED BALANCE SHEETS

                   Pacific Scientific Company and Subsidiaries

As of December 29, 1995, December 30, 1994
and December 31, 1993                                        1995              1994             1993
====================================================================================================
ASSETS
Current Assets
Cash                                                 $  6,123,000      $  1,727,000     $  2,093,000
Trade receivables - net                                52,253,000        45,864,000       38,854,000
Inventories                                            53,447,000        39,337,000       34,845,000
Deferred income taxes                                   4,970,000         4,667,000        4,178,000
Other current assets                                    2,655,000         2,517,000        2,295,000
----------------------------------------------------------------------------------------------------
   Total current assets                               119,448,000        94,112,000       82,265,000
Net property                                           44,613,000        33,610,000       34,096,000
Restricted cash                                         6,143,000         6,070,000        6,092,000
Note receivable                                           844,000           711,000        4,468,000
Property held for sale                                  3,300,000         3,300,000                -
Other assets - net                                     50,670,000        42,832,000       41,667,000
----------------------------------------------------------------------------------------------------
   Total assets                                      $225,018,000      $180,635,000     $168,588,000
====================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Short-term borrowings                                $ 14,897,000      $  6,150,000     $  7,671,000
Accounts payable                                       19,659,000        16,543,000       15,214,000
Accrued employee
  compensation and benefits                             6,841,000         6,108,000        5,065,000
Other current liabilities                               6,627,000        12,051,000        8,741,000
----------------------------------------------------------------------------------------------------
   Total current liabilities                           48,024,000        40,852,000       36,691,000
----------------------------------------------------------------------------------------------------
Bank borrowings                                        41,050,000        20,025,000       21,734,000
7-3/4% convertible subordinated debentures             17,044,000        17,286,000       17,481,000
Industrial development bonds                            5,625,000         5,625,000        5,625,000
Other long-term liabilities                             6,789,000         4,074,000        5,080,000
----------------------------------------------------------------------------------------------------
Stockholders' equity
Common stock, $1 par value                             12,071,000        11,922,000        5,890,000
Additional paid-in capital                              3,007,000           610,000        5,165,000
Cumulative translation adjustment                        (261,000)                -                -
Notes receivable from shareholders                       (125,000)         (125,000)               -
Retained earnings                                      91,794,000        80,366,000       70,922,000
----------------------------------------------------------------------------------------------------
   Total stockholders' equity                         106,486,000        92,773,000       81,977,000
----------------------------------------------------------------------------------------------------
   Total liabilities and stockholders' equity        $225,018,000      $180,635,000     $168,588,000
====================================================================================================

(See accompanying notes to consolidated financial statements)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                   Pacific Scientific Company and Subsidiaries

For the Fiscal Years Ended December 29, 1995,
December 30, 1994 and December 31, 1993                                       1995             1994             1993
====================================================================================================================
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                            $ 12,750,000     $ 10,261,000     $  8,343,000
Depreciation and amortization                                           10,448,000       11,949,000       10,768,000
Deferred income taxes                                                      915,000         (187,000)        (457,000)
Decrease in accrued employee benefit plan liabilities                     (504,000)      (1,308,000)      (1,038,000)
Loss (gain) on disposal of property                                       (249,000)          58,000          580,000
Cumulative effect of change in accounting principle                              -                -       (1,060,000)
Effect on cash of changes in operating assets and liabilities, net of the effects of business acquisitions and dispositions
   Trade receivables                                                    (3,720,000)      (6,090,000)         (60,000)
   Inventories                                                         (10,722,000)      (3,883,000)      (1,941,000)
   Other current assets                                                    (91,000)        (161,000)        (950,000)
   Accounts payable                                                      1,897,000          223,000          118,000
   Accrued employee compensation and benefits                              728,000        1,044,000          715,000
   Other current liabilities                                            (5,302,000)       3,274,000       (5,453,000)
--------------------------------------------------------------------------------------------------------------------
   Net cash flows from operating activities                              6,150,000       15,180,000        9,565,000
--------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property                                                  (19,302,000)      (9,561,000)      (7,882,000)
Payments for business acquisitions, net of cash acquired               (11,949,000)      (1,461,000)     (23,452,000)
Proceeds from disposition of property                                      638,000          360,000          254,000
Decrease in restricted cash and other assets                            (1,634,000)      (1,994,000)         (17,000)
--------------------------------------------------------------------------------------------------------------------
   Net cash flows from investing activities                            (32,247,000)     (12,656,000)     (31,097,000)
--------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance/repayments of long-term debt                                   20,783,000       (1,904,000)      15,634,000
Issuance/repayments of short-term debt                                   8,747,000       (1,521,000)       3,110,000
Issuances of common stock                                                2,304,000        1,282,000          945,000
Cash dividends on common stock                                          (1,322,000)        (817,000)        (643,000)
Conversion of convertible debentures                                       242,000          195,000                -
Note receivable from shareholders                                                -         (125,000)               -
--------------------------------------------------------------------------------------------------------------------
   Net cash flows from financing activities                             30,754,000       (2,890,000)      19,046,000
--------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes                                           (261,000)               -                -
Net increase (decrease) in cash                                          4,396,000         (366,000)      (2,486,000)
Cash, Beginning of Year                                                  1,727,000        2,093,000        4,579,000
--------------------------------------------------------------------------------------------------------------------
Cash, End of Year                                                     $  6,123,000     $  1,727,000     $  2,093,000
--------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL INFORMATION
Interest payments                                                     $  4,918,000     $  3,450,000     $  2,867,000
Income tax payments                                                      6,144,000        5,412,000        6,267,000
Assets acquired                                                          6,682,000        5,103,000       29,364,000
Liabilities assumed                                                      1,220,000        1,142,000        5,677,000
====================================================================================================================

(See accompanying notes to consolidated financial statements)

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                   Pacific Scientific Company and Subsidiaries

                                                              Additional    Cumulative    Shareholders
For the Fiscal Years Ended December 29, 1995,       Common       Paid-In   Translation           Notes      Retained
December 30, 1994 and December 31, 1993              Stock       Capital    Adjustment      Receivable      Earnings          Total
===================================================================================================================================
Stockholders' Equity, December 25, 1992        $ 5,832,000   $ 4,278,000             -               -   $63,222,000   $ 73,332,000
Net Income for the Year                                  -             -             -               -     8,343,000      8,343,000
Common Stock Dividends                                   -             -             -               -      (643,000)      (643,000)
Exercise of Stock Options                           58,000       793,000             -               -             -        851,000
Amortization of Restricted Stock Award                   -        94,000             -               -             -         94,000
-----------------------------------------------------------------------------------------------------------------------------------
Stockholders' Equity, December 31, 1993          5,890,000     5,165,000             -               -    70,922,000     81,977,000
Two-for-One Stock Split                          5,960,000    (5,960,000)            -               -             -              -
Net Income for the Year                                  -             -             -               -    10,261,000     10,261,000
Common Stock Dividends                                   -             -             -               -      (817,000)      (817,000)
Exercise of Stock Options                           67,000     1,120,000             -               -             -      1,187,000
Conversion of Debentures                             5,000       190,000             -               -             -        195,000
Amortization of Restricted Stock Award                   -        95,000             -               -             -         95,000
Note Receivable - Shareholder                            -             -             -       $(125,000)            -       (125,000)
-----------------------------------------------------------------------------------------------------------------------------------
Stockholders' Equity, December 30, 1994         11,922,000       610,000             -        (125,000)   80,366,000     92,773,000
Net Income for the Year                                  -             -             -               -    12,750,000     12,750,000
Common Stock Dividends                                   -             -             -               -    (1,322,000)    (1,322,000)
Exercise of Stock Options                          136,000     1,965,000             -               -             -      2,101,000
Conversion of Debentures                            13,000       229,000             -               -             -        242,000
Amortization of Restricted Stock Award                   -        55,000             -               -             -         55,000
Restricted Stock Benefit                                 -       148,000             -               -             -        148,000
Cumulative Translation Adjustment                        -             -      $(261,000)             -             -       (261,000)
-----------------------------------------------------------------------------------------------------------------------------------
Stockholders' Equity, December 29, 1995        $12,071,000   $ 3,007,000      $(261,000)     $(125,000)  $91,794,000   $106,486,000
===================================================================================================================================

(See accompanying notes to consolidated financial statements)

                  FINANCIAL INFORMATION ABOUT INDUSTRY SEGMENTS

                   Pacific Scientific Company and Subsidiaries

                                                                                             Corporate
                                                        Electrical        Safety               Expense         Net
(Dollars in thousands)                  Consolidated     Equipment     Equipment   Net of Other Income    Interest
==================================================================================================================
Year Ended December 29, 1995
Net Sales                                   $284,812      $217,896       $66,916                     -           -
Pretax Income                                 20,090        21,899         7,556               $(5,084)    $(4,281)
Depreciation and Amortization                 10,448         7,406         2,952                    90           -
Capital Spending                              19,302        15,624         2,634                 1,044           -
Identifiable Assets                          225,018       151,341        51,015                22,662           -
------------------------------------------------------------------------------------------------------------------
Year Ended December 30, 1994
Net Sales                                    247,683       180,248        67,435                     -           -
Pretax Income                                 16,742        18,263         6,568               (5,176)      (2,913)
Depreciation and Amortization                 11,949         8,069         3,751                   129           -
Capital Spending(2)                            9,561         6,193         3,348                    20           -
Identifiable Assets(1)                       180,635       118,219        46,645                15,771           -
------------------------------------------------------------------------------------------------------------------
Year Ended December 31, 1993
Net Sales                                    206,609       139,886        66,723                     -           -
Pretax Income                                 11,141         8,605         8,813                (4,111)     (2,166)
Depreciation and Amortization                 10,768         7,445         3,188                   135           -
Capital Spending                               7,882         4,840         3,035                     7           -
Identifiable Assets                          168,588       105,825        50,203                12,560           -
==================================================================================================================

(1) Identifiable assets are those used by the industry segment involved or an allocated portion of assets used jointly by two or more segments. Intangibles and other assets arising from acquisitions of businesses are allocated to the related segment. General corporate assets primarily consist of cash and certain other property.

(2) Capital spending is shown exclusive of property purchased in conjunction with the acquisition of businesses (Note 6).

(See accompanying notes to consolidated financial statements)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  Pacific Scientific Company and Subsidiaries

For the Fiscal Years Ended December 29, 1995, December 30, 1994 and December 31, 1993

1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Pacific Scientific Company and its subsidiaries (the Company) was incorporated in California in 1937 as a successor to a company in business since 1919. The Company's business is manufacturing and selling the products of its two segments, Electrical Equipment and Safety Equipment.

     The Electrical Equipment segment produces: 1) electric motors and generators and related motion control devices such as controllers and drivers,
2) electro-mechanical and electronic controls for use mainly by electric utilities including the controls for street and highway lighting, 3) electronic instruments and 4) electronic ballasts for fluorescent lights. The products are predominately proprietary and once designed, tend to be produced in quantity and sold based on unique specifications. After receipt of an order, deliveries are usually made within a relatively short period of time, ranging from one day to several weeks. The production process typically involves fabrication of special components and the assembly of components produced by other suppliers. Fabrication processes include cutting, stamping, machining, winding, molding, soldering, welding, annealing and painting. Products are sold both to end-users and to original equipment manufacturers.

     The Safety Equipment segment produces: 1) fire detection and suppression equipment, 2) personnel safety restraints, 3) mechanical and electro-mechanical flight control components, 4) pyrotechnics and 5) provides service for products already delivered to customers. These products are used mainly in commercial and military aircraft and vehicles, but are also used in a variety of other commercial and industrial applications. In most cases, the Company's products are reconfigured to meet specific customer needs. The Company generally receives long-term purchase orders but also responds to spot buyers, particularly for spare parts. Manufacturing typically involves processes such as cutting, machining, welding, mixing, blending and sewing, with some assembly of components produced by other suppliers. Products in this segment are sold to end-users and original equipment manufacturers.

     Accounting policies of the Company conform to generally accepted accounting principles and are summarized below for the convenience of financial statement readers.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and all its subsidiaries. All material intercompany balances and transactions have been eliminated. Most foreign subsidiary accounts are stated as of November 30 of each year.

     As discussed in Note No. 6, the Company merged with privately-held Met One, Inc. during 1995 in a transaction accounted for as a pooling-of-interests. As a result, all of the accompanying financial data and per share amounts have been restated as if Met One, Inc. had always been a part of the Company.

Foreign Currency Translation

The financial position and results of operations of the Company's foreign subsidiaries are principally measured using local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rate in effect at each year-end.

     Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from differences in exchange rates from period to period are included in the cumulative translation adjustments account in stockholders' equity.

Fiscal Year

The Company's fiscal year ends on the last Friday in December. References to 1995, 1994 and 1993 in these financial statements refer to the fiscal years ended December 29, 1995, December 30, 1994 and December 31, 1993, respectively.

Use of Estimates

The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense during the reporting periods.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  Pacific Scientific Company and Subsidiaries


Revenue Recognition

Generally, sales are recorded when products are shipped or services are rendered with the following exceptions: 1) the unit-of-delivery method is used for contracts for products substantially reconfigured to the customers' need and where many units are delivered over an extended period of time, these types of contracts generally exist in sales to the Company's aerospace customers, 2) the percentage of completion method is used for significant contracts for relatively few deliverable units produced over a period in excess of six months and 3) revenue for maintenance contracts is deferred and recognized ratably over the period of the agreement.

     In the unit-of-delivery method, sales and estimated average cost of the units to be produced under a contract are recognized as deliveries are made or accepted. Changes in estimates for sales, cost and profit are recognized in the period in which they are determined, using the cumulative catch-up method of accounting. Any anticipated losses on contracts are charged to operations as soon as they are determinable.

     In the percentage of completion method, revenue and income are recognized at the completion of measurable tasks rather than upon delivery of individual units.

     Progress payments are netted against work-in-process inventory balances and were $1,655,000, $856,000 and $2,346,000 at the end of 1995, 1994 and 1993,
respectively.

Fair Value of Financial Instruments

The recorded amounts of cash, trade receivables, accounts payable and short- and long-term borrowings approximate their fair values. Fair values are estimated using quoted market prices based on information available as of year end.

     At December 29, 1995, all of the Company's investments represent available-for-sale securities and have been recorded at fair value which approximates historical cost of the investments. These investments consist primarily of debt securities of municipalities of the Commonwealth of Puerto Rico with contractual maturities beginning in 1998 or later, and are included in other assets in the accompanying consolidated financial statements.

Trade Receivables

Trade receivables are presented net of the related allowance for doubtful accounts, which at year-end totaled $1,151,000, $942,000 and $689,000 in 1995, 1994 and 1993, respectively. Allowances are determined principally on the basis of past collection experience.

Inventories

Inventories are stated at the lower of average cost or market and, at year-end, consist of the following:

(In thousands)                            1995             1994             1993
================================================================================
Finished goods                         $ 5,102          $ 4,904          $ 4,445
Work-in-process                         15,299           12,302           13,417
Raw material and
  purchased parts                       33,046           22,131           16,983
--------------------------------------------------------------------------------
   Total inventories                   $53,447          $39,337          $34,845
--------------------------------------------------------------------------------

Property and Depreciation

Property is recorded at cost. Additions, major renewals and improvements which extend the useful life of the property are capitalized. Maintenance, repairs and minor renewals are expensed.

     Depreciation of property is computed generally by the straight-line method over the useful lives of the various classes of assets. Such lives range from 5 to 30 years for buildings and improvements and from 3 to 20 years for machinery and equipment. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the appropriate accounts and any gain or loss is included in the results of current operations.

     Net property at year-end consists of the following:

(In thousands)                          1995              1994              1993
================================================================================
Land, building and
  improvements                      $ 15,905           $15,640           $11,738
Machinery and
  equipment                           89,451            72,338            67,673
--------------------------------------------------------------------------------
    Total                            105,356            87,978            79,411
--------------------------------------------------------------------------------
Less accumulated
  depreciation                        60,743            54,368            45,315
--------------------------------------------------------------------------------
   Net property                     $ 44,613           $33,610           $34,096
--------------------------------------------------------------------------------

Other Assets

Other assets at year-end consist of the following, net of accumulated amortization:

(In thousands)                                1995           1994           1993
================================================================================
Excess of cost over net
  assets of acquired businesses            $39,641        $32,714        $32,936
Patents,  trademarks,
  purchased technology and
  other intangibles                          8,107          6,559          4,952
Notes receivable and
  other assets                               2,922          3,559          3,779
--------------------------------------------------------------------------------
   Total other assets - net                $50,670        $42,832        $41,667
--------------------------------------------------------------------------------

     The excess of cost over net assets of acquired businesses is amortized, using the straight-line method, over periods not ex-ceeding 40 years. Patents, trademarks, purchased technology and other intangibles are amortized, using the straight-line method, over estimated useful lives of 5 to 17 years. The Company periodically reviews intangible assets to assure recoverability, based on discounted expected future operating cash flow derived from related assets, and any impairment in the value of the assets would be recognized in operating results, if a permanent diminution in value were to occur. Accumulated amortization of other assets at year-end totaled $12,613,000, $11,815,000 and $9,874,000 in 1995, 1994 and 1993, respectively.

Earnings per Share

Earnings per common and common equivalent share is computed by dividing net income by the average number of shares of common stock and dilutive common stock equivalents (stock options) outstanding each year, totaling 12,514,000 in 1995, 12,215,000 in 1994 and 11,798,000 in 1993. Fully diluted net income per share for 1995 reflects the maximum dilution, based on the closing price of the Company's common stock as traded on the New York Stock Exchange on December 29, 1995, and is computed based on 13,501,000 shares. Shares used for calculating fully diluted earnings per share in 1994 and 1993 totaled 12,419,000 and 11,993,000, respectively. Fully diluted earnings per share in 1995 includes the assumed conversion of the Company's convertible subordinated debentures. In
1994 and 1993, the assumed conversion of the debentures was not considered a common stock equivalent and was omitted from the computation of fully diluted earnings per share as it was anti-dilutive.

New Accounting Standard

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which requires adoption of the disclosure provisions no later than fiscal years beginning after December 15, 1995, and adoption of the recognition and measurement provisions for nonemployee transactions entered into after December 15, 1995. The new standard defines a fair value method of accounting for stock options and other equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period.

     Pursuant to the new standard, companies are encouraged but are not required, to adopt the fair value method of accounting for employee stock-based transactions. Companies are also permitted to continue to account for such transactions under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," but would be required to disclose in a note to the financial statements pro forma net earnings and earnings per share as if the Company had applied the new method of accounting.

     The accounting requirements of the new method are effective for all employee awards granted after the beginning of the fiscal year of adoption. The Company has not yet determined if it will elect to change to the fair value method, nor has it determined the effect the new standard will have on net earnings and earnings per share, should it elect to make such a change. Adoption of the new standard will have no effect on the Company's consolidated cash flows.

Reclassifications

Certain amounts previously reported for 1994 and 1993 have been reclassified to conform to the 1995 financial statement presentation.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  Pacific Scientific Company and Subsidiaries


2) BORROWINGS

Long-term debt at year-end, excluding the current portion, consists of the following:

(In thousands)                                1995           1994           1993
================================================================================
Bank borrowings                            $41,050        $20,025        $21,734
Convertible
  subordinated debentures                   17,044         17,286         17,481
Industrial development bonds                 5,625          5,625          5,625
--------------------------------------------------------------------------------
   Total long-term debt                    $63,719        $42,936        $44,840
--------------------------------------------------------------------------------

     In 1983, the Company issued $30,000,000 of 7 3/4% convertible subordinated debentures, which are convertible into common stock at any time prior to maturity at a conversion price of $19 per share. The Company is required to commence annual sinking fund payments in 2001, sufficient to retire $2,044,000 of the debentures by 2002, with all remaining debentures becoming due on June 15, 2003. Interest is payable semi annually on June 15 and December 15. The debentures can be redeemed by the Company at par. The debentures are subordinated to all of the Company's existing and future senior debt. The indenture agreement places restrictions on the aggregate amount of common stock dividends payable and the repurchase of the Company's common stock. At December 29, 1995, over $70,000,000 of retained earnings were unrestricted under these provisions.

     The Company maintains $65,000,000 of unsecured lines of credit, of which $55,947,000 was outstanding and an additional $2,517,000 was committed to back standby letters of credit on December 29, 1995. All $65,000,000 can be borrowed at rates that do not exceed one percent (1%) over the London Interbank Offered Rate (LIBOR) or at the bank's prime rate. The average interest rate on borrowed bank funds at the end of 1995 was 6.1%. Of the unsecured lines of credit at December 29, 1995, $20,000,000 was considered as a short-term working capital line, of which $14,897,000 is outstanding; and $45,000,000 was a long-term committed credit line, of which $43,567,000 was either outstanding or committed. The long-term credit line expires on July 31, 1997.

     In October 1989, the Company issued $7,500,000 of 30 year industrial development bonds to finance the construction of an industrial facility in the city of Oxnard, California, for use by the Company's Electro Kinetics Division. These bonds have a floating interest rate, adjusted weekly, based on current market rates for tax-exempt bonds. The Company is obligated to pay the remaining principal balance of $5,625,000 in 2019. The portion of the bond proceeds not yet expended for construction costs is held in trust and classified as restricted cash of $6,143,000 in the accompanying consolidated balance sheet at December 29, 1995.

     The bank agreement and industrial development bonds have loan covenants which require the Company to maintain certain financial statement ratios. The Company is in compliance with all required ratios at December 29, 1995.

     Debt, including the short-term portion at December 29, 1995, matures as follows: 1996, $14,897,000; 1997, $41,050,000; 1998, none; 1999, none; 2000, none; later years, $22,669,000.

3) EMPLOYEE RETIREMENT BENEFIT PLANS

The Company has noncontributory defined benefit pension plans covering substantially all of its U.S. employees. Non-U.S. subsidiaries have separate plans. Benefits are generally determined by a formula based on years of service, final average salary and estimated social security benefits. In addition, the Company also has a non-qualified supplemental defined benefit plan applicable to certain senior executives and a directors retirement plan both of which provide unfunded benefits. Pension expense for the qualified plan totaled $1,417,000, $1,116,000 and $728,000 in 1995, 1994 and 1993, respectively.

     Pension expense consists of the following components:

(In thousands)                           1995             1994             1993
===============================================================================
Benefits earned during
  the year                            $ 1,866          $ 1,792          $ 1,486
Interest on projected
  benefit obligation                    4,084            3,555            3,468
Gain on plan assets                    (8,793)          (4,132)          (4,189)
Net amortization and
  deferral                              4,260              (99)             (37)
-------------------------------------------------------------------------------
   Net pension expense                $ 1,417          $ 1,116          $   728
-------------------------------------------------------------------------------

     The following is a reconciliation of the funded status of the qualified plans, including the amount included in current and non-current employee benefit plan liabilities in the accompanying consolidated balance sheets. Pension plan assets consist of corporate equity and debt securities, unallocated insurance contracts, real estate and short-term investments. The amounts shown for 1995 are estimates made by the plans' actuary, while the amounts for 1994 and 1993 have been adjusted to actuals based on final calculations performed by the plans' actuary.

(In thousands)                              1995            1994           1993
===============================================================================
Actuarial present value
  of accumulated plan benefits:
Vested                                  $ 50,001        $ 43,834       $ 42,720
Non-vested                                 1,495           1,248          1,549
-------------------------------------------------------------------------------
   Total                                  51,496          45,082         44,269
Effect of estimated
  future salary increase                   6,376           4,468          4,586
-------------------------------------------------------------------------------
Projected benefit obligation              57,872          49,550         48,855
Plan assets at fair market value         (55,200)        (48,559)       (45,094)
-------------------------------------------------------------------------------
Projected benefit obligation
  over plan assets                         2,672             991          3,761
Unrecognized transition asset                441             923          1,072
Unrecognized net actuarial
  experience loss                         (2,219)           (309)        (2,319)
-------------------------------------------------------------------------------
Recorded pension liabilities            $    894        $  1,605       $  2,514
-------------------------------------------------------------------------------

     Significant assumptions used in the determination of pension expense consist of the following:

                                               1995          1994          1993
===============================================================================
Discount rate on projected
  benefit obligation                            8.5%          7.5%          8.5%
Long-term rate of return
  on plan assets                                9.0%         8.75%         9.25%
Rate of future salary increases                 4.5%          4.5%          5.0%
-------------------------------------------------------------------------------

     During 1995, the Company changed the expected rate of return on pension assets from 8.8% to 9.0%. The effect of this change was a decrease in 1995 pension expense of $120,000. At the end of 1995, The Company changed the assumed discount rate from 8.5% to 7.5% and revised its demographic assumptions. These changes caused a net increase of $6,500,000 in the projected benefit obligation.

     The Company uses the projected unit credit method for determining both pension expense and the annual contribution to the plans. The Company's funding policy is to contribute an amount between the minimum and maximum contributions allowed for federal income tax purposes. The difference between cumulative pension expense and contributions has been classified in current and non-current liabilities in the accompanying consolidated balance sheets, based on expected contribution funding dates.

4) INCOME TAXES

The income tax provision consists of the following:

(In thousands)                              1995           1994            1993
===============================================================================
Current
  Federal income taxes                    $3,534         $5,074          $3,308
  State and foreign income taxes           2,891          1,594           1,007
-------------------------------------------------------------------------------
Total current tax provision                6,425          6,668           4,315
Deferred                                     915           (187)           (457)
-------------------------------------------------------------------------------
Total income tax provision                $7,340         $6,481          $3,858
-------------------------------------------------------------------------------

     The differences between the income tax provision and income taxes computed using the U.S. Federal statutory income tax rates (35%) consist of the following:

(In thousands)                             1995            1994            1993
===============================================================================
Tax at U.S. Federal rate                 $7,032          $5,860          $3,899
State income taxes, net of
  Federal tax benefit                       474             794             566
Amortization of certain
  other assets                              332             330             253
Tax benefit of foreign sales
  corporation                              (257)           (200)           (220)
Effect of foreign operations                346             187             193
Tax benefit of research and
  development credits                      (261)           (240)           (562)
Tax benefit of IRS
  examination settlement                      -               -            (264)
Other                                      (326)           (250)             (7)
-------------------------------------------------------------------------------
   Income tax provision                  $7,340          $6,481          $3,858
-------------------------------------------------------------------------------

     The Company has available tax net operating losses, subject to certain limitations, of approximately $1,608,000 which expire at various dates through 2006.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  Pacific Scientific Company and Subsidiaries


     Net deferred taxes of $1,917,000 at December 29, 1995, $2,832,000 at December 30, 1994, and $2,645,000 at December 31, 1993, were related to:


                                                 1995                      1994                      1993
                                          ------------------------------------------------------------------------
(In thousands)                            Current    Long-Term      Current    Long-Term      Current    Long-Term
==================================================================================================================
Assets
Inventories                               $ 2,604            -      $ 2,127            -      $ 2,117            -
Employee Benefits                               -      $   455            -      $   877            -      $ 1,156
Accrued Liabilities                         1,257            -        1,376            -        1,035            -
Net Operating Losses                          112          430          344          585            -          800
Warranty Liabilities                          498            -          569            -          551            -
Environmental Liabilities                       -          200            -          301            -          403
Receivables                                   425            -          345            -          248            -
Other                                         124            -          183            -          359           84
 Valuation Allowance                          (50)        (430)        (277)        (332)         (50)        (272)
Liabilities
Property                                        -       (1,839)           -       (2,615)           -       (2,897)
Patents/Trademarks                              -       (1,687)           -         (633)           -         (807)
Other                                           -         (182)           -          (18)         (82)           -
------------------------------------------------------------------------------------------------------------------
Net Deferred Tax Asset (Liability)        $ 4,970      $(3,053)     $ 4,667      $(1,835)     $ 4,178      $(1,533)
------------------------------------------------------------------------------------------------------------------

     The valuation allowance was decreased by $129,000 during 1995 and increased by $287,000 during 1994. The Company's 1992, 1993 and 1994 federal income tax returns are currently under examination by the Internal Revenue Service. Management believes that the ultimate outcome of this examination will not have a material adverse impact on the Company's financial position.

5) STOCKHOLDERS' EQUITY

The Company has authorized 2,000,000 shares of preferred stock and 30,000,000 shares of common stock, of which 12,071,000 shares of common stock were outstanding at December 29, 1995.

     The Company maintains a stock option plan which provides for the granting of options for the purchase of common stock to the officers and certain other key employees. No compensation expense has been recorded because the options have exercise prices which are equal to the fair market value of the stock on the respective dates of grant. During 1995, the stockholders approved a new stock option plan (1995 Plan) to replace three previous stock option plans. The 1995 Plan expires in 2005. Stock options outstanding represent cumulative grants of options from the 1995 Plan and the predecessor plans.

     The maximum number of shares of common stock that may be granted in any calendar year for all purposes under the 1995 Plan shall be one percent (1%) of the shares of common stock outstanding (excluding any shares of such common stock held in the Company's treasury) on the first day of such calendar year provided however that, in the event that fewer than the full aggregate number of shares of common stock available for issuance in any calendar year are issued in such year, the shares not issued shall be added to the shares available for issuance in any subsequent year or years. If any shares of common stock to which options have been granted cease to be subject to exercise or purchase, such underlying shares of common stock shall thereafter be available forgrants under the 1995 Plan during any calendar year until expiration of the 1995 Plan in 2004. Substantially all available options were granted during 1995. Stock option activity during 1995, 1994 and 1993 consists of the following:

                                                   1995        1994        1993
===============================================================================
Stock options outstanding,
  beginning of year                             992,772     832,312     657,002
Options granted
  (per share: $5.125 to $17.50)                 108,600     324,800     345,960
Options canceled
  (per share: $4.375 to $16.75)                 (43,199)    (30,750)    (54,650)
Options exercised
  (per share: $4.375 to $13.81)                (134,656)   (133,590)   (116,000)
-------------------------------------------------------------------------------
Stock options outstanding,
  end of year                                   923,517     992,772     832,312
-------------------------------------------------------------------------------
Stock options exercisable,
  end of year                                   463,387     385,058     449,252
-------------------------------------------------------------------------------
Options available for grant,
  end of year                                   117,675       6,214     300,264
-------------------------------------------------------------------------------

     In November 1988, the Company adopted a Stockholder Protection Plan (the
Plan) and declared a dividend distribution of one Right for each outstanding share of common stock. Under certain conditions, each Right may be exercised to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock at a purchase price of $45, subject to adjustment. The Rights will become exercisable 20 days after a person or group has acquired, or obtained the right to acquire, 20% or more of the outstanding shares of common stock, or following the commencement of a tender or exchange offer for 35% or more of such outstanding shares of common stock (except pursuant to an offer which the independent members of the Company's Board of Directors determine to be fair and otherwise in the best interests of the Company and its stockholders).

     Prior to becoming exercisable, the Rights are attached to and trade together with the common stock. Each share of Series A Junior Participating Preferred Stock issued under this Plan will entitle its holder to receive dividends equal to the greater of $4 or 100 times the dividend on common stock, a liquidation preference of $100, and voting rights approximately 100 times greater than the voting rights of one share of common stock. The Company will be entitled to redeem the Rights at $0.01 per Right at any time prior to the earlier of the expiration of the Rights in November 1998 or the time that the Rights become exercisable. The Rights do not have voting, liquidation or dividend rights and, until they become exercisable, have no dilutive effect on the earnings per share of the Company. The Stockholder Protection Plan expires in November 1998.

6) BUSINESS ACQUISITIONS

Effective December 29, 1995, the Company acquired Met One, Inc., a privately-held company, in an exchange of approximately 983,000 shares of the Company's common stock which had an approximate market value of $27.1 million. Met One is a leader in the supply of instruments that detect, count and measure contaminant particles mainly in air. The Company manufactures and sells a similar product line mainly for liquid, vacuum and solids. The merger will allow the Company to offer its customers a more comprehensive product line. The merger was accounted for as a pooling of interests, and accordingly, all prior periods have been restated as if Pacific Scientific and Met One had always been one company.

     In order to obtain federal regulatory approval for the merger, the Company agreed to promptly divest its drinking water quality monitoring assets to another company. The Company's sales of monitors for drinking water quality represent less than one half of one percent of the Company total sales. Until the Company has divested its drinking water quality monitoring assets, it will be required to operate Met One as a separate and distinct business, except for consolidation of financial information.

     Combined and separate results of the Company and Met One during the periods preceding the merger were as follows:

(In thousands)                        1995               1994               1993
================================================================================
Pacific Scientific
  Net Sales                       $267,306           $234,737           $195,553
  Net Income                        11,353              9,522              8,295
--------------------------------------------------------------------------------
Met One
  Net Sales                       $ 17,506           $ 12,946           $ 11,056
  Net Income                         1,397                739                 48
--------------------------------------------------------------------------------
Combined
  Net Sales                       $284,812           $247,683           $206,609
  Net Income                        12,750             10,261              8,343
--------------------------------------------------------------------------------

     The combined financial results presented above include adjustments to conform accounting policies of the two companies; such adjustments were not considered material. Intercompany transactions between the two companies for the periods presented were not material. In the fourth quarter, the Company recorded a one-time charge of $350,000 to reflect the costs to combine operations of the two companies.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  Pacific Scientific Company and Subsidiaries


     On the first day of fiscal year 1995, the Company purchased all the outstanding shares of Eduard Bautz GmbH, located in Weiterstadt, Germany. Bautz is a German manufacturer of high performance motors and controls. The acquisition was made to expand the prospects for all of the Company's electric motors and related products throughout Europe. Europe is a strong market for brushless servo motor systems such as the ones produced by Pacific Scientific. The purchase price was approximately $13,500,000 and resulted in the recognition of excess cost over net assets of acquired businesses of $7,300,000.

     Had the acquisition of Bautz occurred as of the beginning of fiscal year 1994, unaudited pro forma net sales, income from operations before taxes and cumulative effect of a change in accounting principle, net income and net income per common and common equivalent share would have been as follows:


(In thousands, except per share amounts)                                    1994
================================================================================
Net sales                                                               $262,428
Income from operations before taxes
  and cumulative effect of a change
  in accounting principle                                                 19,106
Net income                                                                11,325
Net income per common and
  common equivalent share                                               $   0.93
--------------------------------------------------------------------------------

     The pro forma operating results include the results of operations of the acquired company for the year presented with estimated increased depreciation and amortization of property and excess cost over net assets acquired along with other relevant adjustments to reflect the fair value of the acquired assets and pro forma interest expense on the assumed acquisition borrowings.

     The results of operations reflected in the pro forma information above are not necessarily indicative of the results which would have been reported if the acquisition had been effected at the beginning of fiscal 1994.

     In April 1994, the Company purchased the business and assets of Royce Thompson Electric Limited for $1,500,000. The acquisition extends the Company's participation into the outdoor lighting control market in the United Kingdom. The purchase price exceeded the fair market value of the net tangible assets acquired by approximately $400,000.

     In August 1993, the Company purchased all the outstanding shares of capital stock of Automation Intelligence, Inc. for $3,400,000 plus contingent considerations dependant on the sales growth of the acquired company over a three-year period.

This acquisition was made to acquire the capability to develop automation software and systems using the Company's motors. The purchase price exceeded the fair market value of the net tangible assets acquired by approximately $3,600,000.

     In July 1993, the Company purchased all the outstanding shares of capital stock of Powertec Industrial Corporation for $14,100,000. The Company also paid $600,000 to the founder of Powertec in exchange for a five-year non-competition agreement. The acquisition was made to extend the power range of the Company's product line of brushless motors and controls. The purchase price exceeded the fair market value of the net tangible assets acquired by approximately $10,800,000.

     In April 1993, the Company purchased certain operating assets,excluding the real estate, of Unidynamics/Phoenix, Inc. for approximately $6,000,000, which approximated the fair value of the assets acquired.

7) SALE OF REAL ESTATE

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

     In November 1993, the California Superior Court, as a result of a jury decision, found in favor of the Company and ordered the judicial foreclosure on the property in satisfaction of the unpaid principal and interest on the note. The court also awarded damages to the Company. In August 1994, the Company acquired the property at an auction in exchange for a reduction in the note receivable of $2,800,000 and paid $500,000 in delinquent property taxes and related expenses. The real estate is now recorded as "property held for sale" at $3,300,000, which approximates fair value based on current appraisals. The unpaid interest and principal in the note was reduced by the value of the reacquired property.

     The Company is seeking full recovery of the amounts awarded by the Court.

8) OPERATING LEASES

The Company leases certain facilities and equipment under non-cancelable operating leases which require the following minimum future rental payments:
1996, $5,386,000; 1997, $4,899,000; 1998, $4,079,000; 1999, $3,314,000; 2000,
$2,205,000; later years, $8,864,000. Rental expense was $6,706,000, $5,719,000 and $5,061,000 in 1995, 1994 and 1993, respectively.

9) PROTECTION OF THE ENVIRONMENT

The Company is currently named a potentially responsible party (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act ("Superfund") at five (5) sites. As a PRP, the Company has voluntarily agreed to fund, in participation with others, the required investigation and remediation at each site. The Company has been currently allocated responsibility at these five sites for between 0.02% and 0.26% of the waste disposed of at these sites. Although current law seeks to impose joint and several liability on all responsible parties at any Superfund site, the Company anticipates that any potential liability or required contribution to the remediation of these sites will be limited by its small percent contribution to each site. No accrual has been made under the joint and several liability concept since the Company believes that the probability that it will have to pay material costs above its share is remote due to the fact that the other PRPs generally have substantial assets available to satisfy their obligation and are participating in the overall clean-up obligation.

     The Company is also involved in a remedial response and voluntary environmental clean-up expenditure at one former facility and monitoring activity at another former site; neither site is currently subject to any Superfund law proceeding. In addition, the Company is litigating its responsibility for environmental remediation of a site never directly operated by the Company. This site was sold by Sigma Instruments, Inc. prior to the acquisition of Sigma by Pacific Scientific Company in 1987. The Company believes that it has a number of defenses to this claim and its current potential exposure is not material.

     In many cases, future environmental related expenditures cannot be quantified with a reasonable degree of accuracy. Accordingly, the cost of clean-up for which the Company remains primarily liable may be in excess of the current environmental related accrual of $475,000 as of December 29, 1995.
It is the Company's policy to accrue environmental clean-up cost if it is probable that a liability has been incurred and an amount is reasonably estimatable. As assessment and clean-up proceeds, these liabilities are reviewed and adjusted if necessary. The Company continues to evaluate possible insurance claims for both past and future remediation cost. Ongoing environmental compliance cost, including maintenance and monitoring costs, are expensed as incurred and are not material.

     While it is not feasible to predict the outcome of all pending suits and claims involving environmental matters, the Company is of the opinion that the ultimate disposition of these matters will not have a material adverse effect upon the consolidated financial position, operating results and liquidity of the Company.

10) FOREIGN EXCHANGE INSTRUMENTS

The Company enters into forward exchange and option contracts to hedge foreign currency transactions on a continuing basis for periods consistent with its committed exposure. The objective of the hedging is to minimize the impact of foreign exchange rate movements on the Company's earnings and financial position. Generally, gains and losses on these contracts offset losses and gains on the assets and liabilities being hedged. The Company does not engage in currency speculation.

     As of December 29, 1995, the Company had approximately $13,359,000 of outstanding foreign exchange contracts in which foreign currencies could be purchased. There were no outstanding foreign exchange contracts in which foreign currencies could be sold at December 29,1995. At year-end 1995, all outstanding foreign exchange contracts served to hedge assets and liabilities.

11) INFORMATION BY INDUSTRY SEGMENT

Financial information by industry segment for fiscal years 1995, 1994 and 1993 is summarized on page 28 of this report.

     International sales totaled $80,695,000 in 1995, $52,652,000 in 1994 and $37,102,000 in 1993.

     The Company's net sales under prime contacts to defense agencies of the U.S. Government were $7,256,000 in 1995, $8,096,000 in 1994 and $9,471,000 in
1993.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  Pacific Scientific Company and Subsidiaries


12) DIVIDENDS AND QUARTERLY INFORMATION
    (Unaudited)

Cash dividends of $0.015 per share were paid each quarter until December 1994 when, concurrent with the two-for-one stock split, the dividend was raised to $0.03 per share.

     Selected quarterly information for fiscal years 1995, 1994 and 1993 follows:

(in thousands, except per share data)                               Q-1          Q-2          Q-3          Q-4          Year
============================================================================================================================
1995
Net sales                                                       $68,959      $72,979      $70,455      $72,419      $284,812
Gross profit                                                     22,234       24,984       24,948       26,422        98,588
Net income                                                        2,946        3,259        3,183        3,362        12,750
Net income per common share (primary)                              0.24         0.26         0.25         0.27          1.02
Net income per common share (fully diluted)                        0.24         0.26         0.25         0.26          1.01
----------------------------------------------------------------------------------------------------------------------------
Stock Price
High                                                            $ 24.13      $ 21.75      $ 26.50      $ 27.38      $  27.38
Low                                                               16.50        14.13        17.88        19.50         14.13
Close                                                             20.50        18.00        24.13        25.00         25.00
----------------------------------------------------------------------------------------------------------------------------
1994
Net sales                                                       $54,444      $60,287      $63,160      $69,792      $247,683
Gross profit                                                     17,588       20,142       21,828       23,184        82,742
Net income                                                        1,728        2,325        2,534        3,674        10,261
Net income per common share (primary)                              0.14         0.19         0.21         0.30          0.84
Net income per common share (fully diluted)                        0.14         0.19         0.20         0.30          0.83
----------------------------------------------------------------------------------------------------------------------------
Stock Price
High                                                            $ 13.32      $ 14.25      $ 13.94      $ 23.75      $  23.75
Low                                                               10.69        10.88        11.19        14.00         10.69
Close                                                             11.19        12.50        13.82        20.25         20.25
----------------------------------------------------------------------------------------------------------------------------
1993
Net sales                                                       $43,859      $52,658      $50,710      $59,382      $206,609
Gross profit                                                     13,968       16,285       16,724       19,169        66,146
Income before accounting change                                   1,210        1,798        2,103        2,172         7,283
Accounting change                                                 1,060            -            -            -         1,060
----------------------------------------------------------------------------------------------------------------------------
Net income                                                        2,270        1,798        2,103        2,172         8,343
Net income per common share (primary)
Before accounting change                                           0.11         0.15         0.18         0.18          0.62
Accounting change                                                  0.09            -            -            -          0.09
----------------------------------------------------------------------------------------------------------------------------
Total net income per common share                                  0.20         0.15         0.18         0.18          0.71
Net income per common share (fully diluted)
Before accounting change                                           0.10         0.15         0.18         0.18          0.61
Accounting change                                                  0.09            -            -            -          0.09
----------------------------------------------------------------------------------------------------------------------------
   Total net income per common share                               0.19         0.15         0.18         0.18          0.70
----------------------------------------------------------------------------------------------------------------------------
Stock Price
High                                                            $  8.00      $  7.75      $  8.82      $ 11.94      $  11.94
Low                                                                7.00         6.07         7.32         8.44          6.07
Close                                                              7.63         7.44         8.82        11.07         11.07
----------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                   C O R P O R A T E  I N F O R M A T I O N
--------------------------------------------------------------------------------


B O A R D   O F  D I R E C T O R S
(Listed in order of election)
William A. Preston (1979)                      Edgar S. Brower (1985)                      Millard H. Pryor, Jr. (1992)
Chairman                                       Chairman of the Board                       Managing Director
APM, Inc.                                                                                  Pryor & Clark Company

Harry W. Todd (1983)                           Thomas S. Stafford (1987)                   Ralph D. Ketchum (1994)
Managing Partner                               Chairman                                    President
Carlisle Enterprises L.P.                      Omega Watch Corporation of America          RDK Capital, Inc.

Ralph O. Briscoe (1985)                        Walter F. Beran (1987)
Business Consultant                            Chairman
                                               Pacific Alliance Group


O F F I C E R S
Edgar S. Brower                                Robert L. Day                               Ronald B. Nelson
President and                                  Vice President and                          Vice President and
Chief Executive Officer                        President of Energy Dynamics Division       President of Motor Products Division

Richard V. Plat                                Richard G. Knoblock                         John M. Ossenmacher
Executive Vice President                       Vice President and                          Vice President and
Chief Financial Officer and Secretary          President of HTL/Kin-Tech                   President of Solium Inc.
                                               and Electro Kinetics Divisions
William T. Fejes                                                                           William L. Nothwang
Senior Vice President and                      Joseph R. Monkowski                         Controller
President of Automation Technology Group       Vice President and
                                               President of Instruments Group              Peer A. Swan
Steven L. Breitzka                                                                         Treasurer
Vice President and
President of Fisher Pierce Division



O P E R A T I O N A L  U N I T S

E l e c t r i c a l  E q u i p m e n t
Automation Technology Group                    Instruments Group                           Fisher Pierce Division
                                                                                           Weymouth, Massachusetts
  Motor Products Division                        Hiac/Royco Division
  Rockford, Illinois                             Silver Spring, Maryland                     Royce Thompson Ltd.
  Broomfield, Colorado                                                                       Birmingham, England
                                                 High Yield Technology, Inc.
  Motion Technology Division                     Sunnyvale, California                     Electro Kinetics Division
  Wilmington, Massachusetts                                                                Santa Barbara, California
                                                 Met One, Inc.
  Eduard Bautz GmbH                              Grants Pass, Oregon                       Solium Inc.
  Weiterstadt, Germany                                                                     Randolph, Massachusetts
                                                 Pacific Scientific GmbH
  Powertec Industrial Corporation                Leonberg, Germany
  Rock Hill, South Carolina                                                                S a f e t y   E q u i p m e n t
                                                 Pacific Scientific Ltd.
  Automation Intelligence, Inc.                  Buckinghamshire, England                  HTL/Kin-Tach Division
  Duluth, Georgia                                                                          Duarte, California
                                                 Pacific Scientific S.A.R.L.               Yorba Linda, California
  Wermex Corporation                             Palaiseau, France                         Portland, Maine
  El Paso, Texas
                                                 Pacific Scientific Service Corp.          Energy Dynamics Division
  Bobinas del Sur                                Silver Spring, Maryland                   Chandler, Arizona
  Juarez, Mexico


